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     As filed with the Securities and Exchange Commission on July 31, 2009
                                                   Registration Nos. 333-______
                                                                  and 811-05200
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]

                          PRE-EFFECTIVE AMENDMENT NO.

                         POST-EFFECTIVE AMENDMENT NO.

                                      and

    REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [X]

                               Amendment No. 202

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                          (Exact Name of Registrant)
                      METLIFE INVESTORS INSURANCE COMPANY
                              (Name of Depositor)
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
             (Address of Depositor's Principal Executive Offices)
              (Depositor's Telephone Number, including Area Code)
                                (800) 989-3752

                        (Name and Address of Guarantor)
                    GENERAL AMERICAN LIFE INSURANCE COMPANY
                            13045 Tesson Ferry Road
                              St. Louis, MO 63128

                    (Name and Address of Agent for Service)
                              Richard C. Pearson
            Vice President, Associate General Counsel and Secretary
                      MetLife Investors Insurance Company
                           5 Park Plaza, Suite 1900
                               Irvine, CA 92614
                                (949) 223-5680

                                   Copy to:
                           Mary E. Thornton, Esquire
                        Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, NW
                            Washington, D.C. 20004
                                (202) 383-0698

                     APPROXIMATE DATE OF PROPOSED FILING:

 As soon as possible after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall thereafter become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

Title of Securities Registered: (1) Individual Variable Annuity Contracts, and
(2) Guarantee related to insurance obligations under Variable Annuity Contracts

================================================================================

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                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                       SUPPLEMENT DATED NOVEMBER 9, 2009
          TO THE PROSPECTUSES DATED NOVEMBER 9, 2006, AS SUPPLEMENTED

    1. COMBINATION OF THE SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

    . There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

    . Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

    . The investment portfolios available under your Contract have not changed as a result of the Combination.

    . Your Contract Value is allocated to the same investment portfolios (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

    . The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same investment portfolio and illustrate unit values as a range.

If you have any questions, please contact us at 1-800-343-8496.

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    2. THE ANNUITY CONTRACT

The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.

    3. INVESTMENT OPTIONS

Each investment portfolio has different investment objectives and risks. THE INVESTMENT PORTFOLIO PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH INVESTMENT PORTFOLIO'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN INVESTMENT PORTFOLIO PROSPECTUS BY CALLING 1-800-343-8496 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS CAREFULLY. We do not guarantee the investment results of the investment portfolios.

    4. OTHER INFORMATION

The paragraph appearing in this section under the sub-heading "MetLife Investors," relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

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                      METLIFE INVESTORS INSURANCE COMPANY

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                         SUPPLEMENT DATED MAY 1, 2009
                                      TO
            PROSPECTUSES DATED APRIL 28, 2008 AND NOVEMBER 9, 2006
                (RUSSELL-SELECT/CUSTOM-SELECT/NAVIGATOR SELECT)

This supplement revises information in the prospectuses dated April 28, 2008 and November 9, 2006, as supplemented, for the Russell-Select, Custom-Select and Navigator-Select Variable Annuity contracts issued by MetLife Investors Variable Annuity Account One and MetLife Investors Variable Annuity Account Five, respectively, of MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are modified as follows:

ANNUITY PAYMENTS (THE INCOME PHASE)

ANNUITY PAYMENTS

Annuity payments will be based on the annuity option selected, the annuitant's age and the annuitant's sex. However, where required by state law, the annuitant's sex will not be taken into account in calculating annuity payments. If you were issued a contract before state law mandated unisex annuity rates (if applicable in your state) and that contract had annuity rates that took the annuitant's sex into account, the annuity rates we use for that contract will not be less than the guaranteed rates in the contract when it was issued.

INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT. You can only invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in the Company's role as an intermediary, with respect to the investment portfolios. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to .50%.

Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company". Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the adviser. (See "Fee Tables and Examples - Investment Portfolios Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the adviser to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolios Expenses" and "Other Information" - "Distributor") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

AIM VARIABLE INSURANCE FUNDS (SERIES I)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

 AIM V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity(R) Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. The following Service Class 2 portfolio is available under the contract:

 Equity-Income Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust consists of multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 1 portfolio is available under the contract:

 Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

 Clarion Global Real Estate Portfolio
 Lazard Mid Cap Portfolio
 Legg Mason Partners Aggressive Growth Portfolio
 Legg Mason Value Equity Portfolio (Class B)
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid Cap Value Portfolio
 Met/AIM Small Cap Growth Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio
 SSgA Growth and Income ETF Portfolio (Class B) (formerly Cyclical Growth and
   Income ETF Portfolio)

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 SSgA Growth ETF Portfolio (Class B) (formerly Cyclical Growth ETF Portfolio)
 T. Rowe Price Mid Cap Growth Portfolio (Class B)
 Third Avenue Small Cap Value Portfolio (Class B)
 Van Kampen Comstock Portfolio (Class B)
 Van Kampen Mid Cap Growth Portfolio


METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

 Artio International Stock Portfolio (Class B) (formerly Julius Baer
   International Stock Portfolio)
 BlackRock Bond Income Portfolio
 BlackRock Legacy Large Cap Growth Portfolio*
 BlackRock Money Market Portfolio
 BlackRock Strategic Value Portfolio (Class B)
 Davis Venture Value Portfolio (Class E)
 Jennison Growth Portfolio (Class B)
 Loomis Sayles Small Cap Growth Portfolio (Class B) (formerly Franklin
   Templeton Small Cap Growth Portfolio)
 MetLife Stock Index Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

* We are waiving an amount of the Mortality and Expense Charge equal to the investment portfolio expenses that are in excess of 0.91% for account value allocated to the BlackRock Legacy Large Cap Growth Portfolio (Class A).

PIMCO VARIABLE INSURANCE TRUST
(ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a trust with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

 High Yield Portfolio
 Low Duration Portfolio
 StocksPLUS(R) Growth and Income Portfolio*

*  This Portfolio is scheduled to be liquidated on or about July 17, 2009.

PUTNAM VARIABLE TRUST (CLASS IA)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IA portfolios are available under the contract:

 Putnam VT Growth and Income Fund
 Putnam VT Vista Fund

RUSSELL INVESTMENT FUNDS

Russell Investment Funds is managed by Russell Investment Management Company. Russell Investment Funds is a mutual fund with five portfolios, each with its own investment objective. The following portfolios are available under the contract:

 Aggressive Equity Fund
 Core Bond Fund
 Multi-Style Equity Fund
 Non-U.S. Fund
 Real Estate Securities Fund

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

 MetLife Aggressive Strategy Portfolio
 MetLife Balanced Strategy Portfolio
 MetLife Defensive Strategy Portfolio
 MetLife Growth Strategy Portfolio
 MetLife Moderate Strategy Portfolio

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MARKET TIMING

The following paragraph is revised:

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios i.e., AIM V.I. International Growth Fund, Clarion Global Real Estate Portfolio, Loomis Sayles Small Cap Growth Portfolio, Templeton Foreign Securities Fund, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging
Markets Equity Portfolio, MFS(R) Research International Portfolio, Third Avenue Small Cap Value Portfolio, T. Rowe Price Small Cap Growth Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, BlackRock Strategic Value Portfolio, Artio International Stock Portfolio, PIMCO High Yield Portfolio, Russell Aggressive Equity Fund, and Russell Non-U.S. Fund (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high-yield portfolios, in a 12-month period there were (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving any portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain criteria.

TAXES

MINIMUM REQUIRED DISTRIBUTIONS

Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution ("RMD") for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first RMD payment by April 1, 2009. In contrast, if your first RMD would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 RMD is due by December 31, 2010. For after-death RMDs, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This RMD waiver does not apply if you are receiving annuitized payments under your contract. The RMD rules are complex, so consult with your tax adviser before waiving your 2009 RMD payment.

OTHER INFORMATION

METLIFE INVESTORS

For Contracts issued on or before December 31, 2002, General American Life Insurance Company ("General American"), the former parent of the Company, agreed to ensure that the Company will have sufficient funds to meet its obligations under the Contracts. In the event an owner or beneficiary of such a Contract presents a legitimate claim for payment, General American will pay such claim directly to the Contract owner or beneficiary if the Company is unable to make such payment. This guarantee is enforceable by such Contract owner or beneficiary against General American directly without any requirement that the Contract owner or beneficiary first file a claim against the Company. The guarantee agreement is binding on General American, its successors or assigns and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American's rating. With respect to the guarantee, General American is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment options are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) DWS Variable Series II (formerly Scudder Variable Series II): DWS Government & Agency Securities VIP (Class A) (formerly Scudder Government & Agency Securities Portfolio) (Class A) (closed May 1,
2002); (b) Met Investors Series Trust ("MIST"): for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class B); contracts issued prior to May 1, 2003, T. Rowe Price Mid Cap Growth Portfolio (Class A) (closed May 1, 2004); (c) MIST: Lord Abbett Bond Debenture Portfolio (Class B) and Third Avenue Small Cap Value Portfolio (Class A) (closed May 1, 2005); (d)
MSF: T. Rowe Price Large Cap Growth Portfolio (Class B) (added and closed May 1, 2006).

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Effective as of April 28, 2003, the General American Money Market Fund was
merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) AIM Variable Insurance Funds: the AIM V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Fund (Class A) of Met Investors Series Trust; (b) Alliance-Bernstein Variable Products Series Fund,
Inc.:

AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of the Met Investors Series Trust; the Alliance Bernstein Value Portfolio (Class B) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust; and the AllianceBernstein Small Cap Value Portfolio (Class B) (closed effective May 1, 2003) was replaced with the Third Avenue Small Cap Value Portfolio (Class B) of the Met Investors Series Trust; (c) American Century Variable Portfolios, Inc.: the American Century VP Income & Growth Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; the American Century VP Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Mid Cap Value Portfolio (Class A) of the Met Investors Series Trust; and the American Century VP International Fund (closed effective May 1,
2003) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (d) Dreyfus Variable Investment Fund (Initial Shares): the Dreyfus VIF - Disciplined Stock Portfolio (closed effective May 1, 2003) and the Dreyfus VIF - Capital Appreciation Portfolio (closed effective May 1, 2003) were replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (e) Franklin Templeton Variable Insurance Products Trust (Class 1): the Franklin Small Cap Fund (closed effective May 1, 2004) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and the Mutual Shares Securities Fund (closed effective May 1, 2004) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; (f) Goldman Sachs Variable Insurance Trust ("GSVIT"): the GSVIT Growth and Income Fund (closed effective May 1, 2002) was replaced with the Lord Abbett Growth and Income Fund (Class A) of the Met Investors Series Trust; and the GSVIT International Equity Fund (closed effective May 1,
2002) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (g) INVESCO Variable Investment Funds, Inc.: the INVESCO VIF-Dynamics Fund (closed effective May 1, 2003) was replaced with the T. Rowe Price Mid-Cap Growth Portfolio (Class A) of the Met Investors Series Trust; and the INVESCO VIF-High Yield Fund (closed effective May 1,
2002) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of Met Investors Series Trust; (h) Liberty Variable Investments: the Newport Tiger Fund, Variable Series (Class A) (closed effective May 1, 2002) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (i) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Research Series (closed effective May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; MFS(R) Emerging Growth Series (closed effective May 1, 2004) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and the MFS(R) Strategic Income Series (closed effective May 1, 2004) was replaced with the Western Asset Management Strategic Bond Opportunities Portfolio (Class A), (formerly Salomon Brothers Strategic Bond Opportunities Portfolio) (Class A) of the Metropolitan Series Fund, Inc.
(j) Oppenheimer Variable Account Funds (Initial Class): Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of Met Investors Series Trust; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of Met Investors Series Trust; Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio (Class A) of Metropolitan Series Fund, Inc.; (k) Putnam Variable Trust (Class
IA): Putnam VT New Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Fund (Class A) of the Met Investors Series Trust; and the Putnam VT International New Opportunities Fund (closed effective

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May 1, 2003) was replaced with the MFS(R) Research International Portfolio
(Class A) of the Met Investors Series Trust; (l) Scudder Variable Series I (Class A): the Scudder International Portfolio (closed effective May 1, 2003) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust.

Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) Dreyfus Variable Investment Fund: the Dreyfus Stock Index Fund (Initial Shares) (closed effective May 1, 2003) was replaced with the MetLife Stock Index Portfolio (Class A) of the Metropolitan Series Fund, Inc.;
(c) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust, the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class
A) of the Met Investors Series Trust, and the MFS(R) New Discovery Series (Initial Class) was replaced with the Met/AIM Small Cap Growth Portfolio (Class
A) of the Met Investors Series Trust; (d) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (e) Putnam Variable Trust: the Putnam VT International Equity Fund (Class IA) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (f) Scudder Variable Series II: the SVS Dreman Small Cap Value Portfolio (Class A) (closed effective May 1, 2002) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; (g) Fidelity Variable Insurance Products: the VIP High Income Portfolio (Service Class 2) was replaced with the Lord Abbett Bond Debenture Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 1, 2006, the Fidelity VIP Growth Portfolio (Service Class
2) of the Fidelity Variable Insurance Products was merged into the T. Rowe
Price Large Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.

Effective as of April 30, 2007, the Met/Putnam Capital Opportunities Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid Cap Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, (a) AIM Variable Insurance Funds: AIM V.I Capital Appreciation Fund (Series I) (closed effective May 1, 2006) was replaced with the Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class A); and, (b) the DWS Variable Series II: DWS Small Cap Growth VIP (Class A) (closed effective May 1, 2002) was replaced with the Metropolitan Series Fund, Inc.: T. Rowe Price Small Cap Growth Portfolio (Class A).

Effective as of April 28, 2008, the Templeton Developing Markets Securities Fund (Class I) of the Franklin Templeton Variable Insurance Products Trust was replaced with the MFS(R) Emerging Markets Equity Portfolio (Class A) of the Met Investors Series Trust.

Effective as of November 10, 2008, the Strategic Growth and Income Portfolio, the Strategic Conservative Growth Portfolio and the Strategic Growth Portfolio of the Met Investors Series Trust merged into the MetLife Balanced Strategy Portfolio, the MetLife Growth Strategy Portfolio and the MetLife Aggressive Strategy Portfolio, respectively.

Effective as of May 4, 2009, the Capital Guardian U.S. Equity Portfolio (Class A and Class B) of the Metropolitan Series Fund, Inc. merged into the Pioneer Fund Portfolio (Class A) of the Met Investors Series Trust; the Met/AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust merged into the BlackRock Legacy Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and the PIMCO VIT Total Return Portfolio (Administrative Class) of the PIMCO Variable Insurance Trust was replaced with the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust.

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 1. INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. SEE PART 2 OF THIS APPENDIX FOR A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.

AIM VARIABLE INSURANCE FUNDS (SERIES 1)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

AIM V.I. INTERNATIONAL GROWTH FUND

SUBADVISERS: Invesco Asset Management Deutschland GmbH; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Australia Limited; Invesco Global Asset Management (N.A.), Inc.; Invesco Hong Kong Limited; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Trimark Investment Management Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. The following Service Class 2 portfolio is available under the contract:

EQUITY-INCOME PORTFOLIO

SUBADVISERS: FMR Co., Inc.; Fidelity Research & Analysis Company

INVESTMENT OBJECTIVE: Seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500(R) Index (S&P 500(R)).

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust consists of multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser for the following Class 1 portfolio available under the contract:

TEMPLETON FOREIGN SECURITIES FUND

SUBADVISER: Franklin Templeton Investment Management Limited

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contracts.

CLARION GLOBAL REAL ESTATE PORTFOLIO

SUBADVISER: ING Clarion Real Estate Securities L.P.

INVESTMENT OBJECTIVE: Seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

SUBADVISER: ClearBridge Advisors, LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO (CLASS B)

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and income without excessive fluctuation in the market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Invesco Aim Capital Management, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: Seeks reasonable income and capital growth.

SSGA GROWTH AND INCOME ETF PORTFOLIO (CLASS B)

SUBADVISER: SSgA Funds Management, Inc.

INVESTMENT OBJECTIVE: Seeks growth of capital and income.

SSGA GROWTH ETF PORTFOLIO (CLASS B)

SUBADVISER: SSgA Funds Management, Inc.

INVESTMENT OBJECTIVE: Seeks growth of capital.

T. ROWE PRICE MID CAP GROWTH PORTFOLIO (CLASS B)

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO (CLASS B)

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: Seeks long-term capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)

INVESTMENT OBJECTIVE: Seeks capital growth and income.

VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

ARTIO INTERNATIONAL STOCK PORTFOLIO (CLASS B)

SUBADVISER: Artio Global Management LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks competitive total return primarily from investing in fixed-income securities.

BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

BLACKROCK STRATEGIC VALUE PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks high total return, consisting principally of capital appreciation.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P.

INVESTMENT OBJECTIVE: Seeks growth of capital.

JENNISON GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Loomis, Sayles & Company, L.P.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: MetLife Investment Advisors Company, LLC

INVESTMENT OBJECTIVE: Seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a trust with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

HIGH YIELD PORTFOLIO

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with preservation of capital and prudent investment management.

LOW DURATION PORTFOLIO

INVESTMENT OBJECTIVE: Seeks maximum total return consistent with preservation of capital and prudent investment management.

STOCKSPLUS(R) GROWTH AND INCOME PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to achieve a total return which exceeds that of the Standard & Poor's 500 Index (S&P 500).*
* This Portfolio is scheduled to be liquidated on or about July 17, 2009.

PUTNAM VARIABLE TRUST (CLASS IA)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following portfolios are available under the contract:

PUTNAM VT GROWTH AND INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

PUTNAM VT VISTA FUND


INVESTMENT OBJECTIVE: Seeks capital appreciation.

RUSSELL INVESTMENT FUNDS

Russell Investment Funds is managed by Russell Investment Management Company. Russell Investment Funds is a mutual fund with five portfolios, each with its own investment objective. The following portfolios are available under the contract:

AGGRESSIVE EQUITY FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

CORE BOND FUND

INVESTMENT OBJECTIVE: Seeks to provide current income, and as a secondary objective, capital appreciation.

MULTI-STYLE EQUITY FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

NON-U.S. FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

REAL ESTATE SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks to provide current income and long term capital growth.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to provide growth of capital.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to provide a high level of current income with growth of capital a secondary objective.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to provide growth of capital.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 2. PORTFOLIOS AVAILABLE WITH YOUR CONTRACT

If you purchased the RUSSELL-SELECT VARIABLE ANNUITY, the following portfolios are available:

METROPOLITAN SERIES FUND, INC.

   BlackRock Money Market Portfolio (Class A)

RUSSELL INVESTMENT FUNDS

   Aggressive Equity Fund
   Core Bond Fund
   Multi-Style Equity Fund
   Non-U.S. Fund
   Real Estate Securities Fund
--------------------------------------------------------------------------------

If you purchased the CUSTOM-SELECT VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (SERIES I)

   AIM V.I. International Growth Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

   Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

   Clarion Global Real Estate Portfolio
   Lazard Mid Cap Portfolio
   Legg Mason Partners Aggressive Growth Portfolio
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid Cap Value Portfolio
   Met/AIM Small Cap Growth Portfolio
   MetLife Aggressive Strategy Portfolio (Class B)
   MetLife Balanced Strategy Portfolio (Class B)
   MetLife Defensive Strategy Portfolio (Class B)
   MetLife Growth Strategy Portfolio (Class B)
   MetLife Moderate Strategy Portfolio (Class B)
   MFS(R) Emerging Markets Equity Portfolio
   MFS(R) Research International Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Total Return Portfolio
   Pioneer Fund Portfolio
   SSgA Growth and Income ETF Portfolio (Class B)
   SSgA Growth ETF Portfolio (Class B)
   Van Kampen Comstock Portfolio (Class B)
   Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)

   BlackRock Bond Income Portfolio
   BlackRock Legacy Large Cap Growth Portfolio
   BlackRock Money Market Portfolio
   T. Rowe Price Large Cap Growth Portfolio
   T. Rowe Price Small Cap Growth Portfolio
   Western Asset Management Strategic Bond Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IA)

   Putnam VT Growth and Income Fund
   Putnam VT Vista Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*
   DWS Government & Agency Securities VIP
     (Class A) 5/1/02
   Third Avenue Small Cap Value Portfolio
     (Class A) 5/1/05
--------------------------------------------------------------------------------

If you purchased the NAVIGATOR-SELECT VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (SERIES I)

   AIM V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

   Equity-Income Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

   Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

   Clarion Global Real Estate Portfolio
   Lazard Mid Cap Portfolio
   Legg Mason Partners Aggressive Growth Portfolio
   Legg Mason Value Equity Portfolio (Class B)
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio

   Lord Abbett Mid Cap Value Portfolio
   Met/AIM Small Cap Growth Portfolio
   MetLife Aggressive Strategy Portfolio (Class B)
   MetLife Balanced Strategy Portfolio (Class B)
   MetLife Defensive Strategy Portfolio (Class B)
   MetLife Growth Strategy Portfolio (Class B)
   MetLife Moderate Strategy Portfolio (Class B)
   MFS(R) Emerging Markets Equity Portfolio
   MFS(R) Research International Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Total Return Portfolio
   Pioneer Fund Portfolio
   SSgA Growth and Income ETF Portfolio (Class B)
   SSgA Growth ETF Portfolio (Class B)
   T. Rowe Price Mid Cap Growth Portfolio (Class B)
   Third Avenue Small Cap Value Portfolio (Class B)
   Van Kampen Comstock Portfolio (Class B)
   Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

   Artio International Stock Portfolio (Class B)
   BlackRock Bond Income Portfolio
   BlackRock Legacy Large Cap Growth Portfolio
   BlackRock Money Market Portfolio
   BlackRock Strategic Value Portfolio (Class B)
   Davis Venture Value Portfolio (Class E)
   Jennison Growth Portfolio (Class B)
   Loomis Sayles Small Cap Growth Portfolio (Class B)
   MetLife Stock Index Portfolio
   T. Rowe Price Large Cap Growth Portfolio
   T. Rowe Price Small Cap Growth Portfolio
   Western Asset Management Strategic Bond Opportunities Portfolio

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

   High Yield Portfolio
   Low Duration Portfolio
   StocksPLUS(R) Growth and Income
     Portfolio**

PUTNAM VARIABLE TRUST (CLASS IA)

   Putnam VT Growth and Income Fund
   Putnam VT Vista Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT**

   DWS Government & Agency Securities VIP
     (Class A) 5/1/02
   T. Rowe Price Mid Cap Growth Portfolio
     (Class A) 5/1/04
   Lord Abbett Growth and Income Portfolio
     (Class B) 5/1/04
   Third Avenue Small Cap Value Portfolio
     (Class A) 5/1/05
   Lord Abbett Bond Debenture Portfolio (Class B) 5/1/05
   T. Rowe Price Large Cap Growth Portfolio
     (Class B) 5/1/06
--------------------------------------------------------------------------------

* These portfolios are closed for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing).
** This Portfolio is scheduled to be liquidated on or about July 17, 2009.

                       METLIFE INVESTORS INSURANCE COMPANY

                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        NAVIGATOR-SELECT VARIABLE ANNUITY

                    Supplement dated December 19, 2008 to the
    Prospectuses dated April 28, 2008 and November 9, 2006 (as supplemented)

     MetLife Investors Insurance Company (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove certain variable investment options ("Existing Funds") and substitute new options ("Replacement Funds") as shown below. The Replacement Fund is a portfolio of Met Investors Series Trust. To the extent that the Replacement Fund is not currently available as an investment option under your Contract, such Replacement Fund will be added as an investment option on or before the date of the substitution. Please retain this supplement and keep it with the prospectus.

     To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.

     The Company believes that the proposed substitutions are in the best interest of contract holders. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitutions, and they will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitutions will occur on or about May 1, 2009.

     The proposed substitution and respective advisers and/or sub-advisers for the above-listed Contracts are:

EXISTING FUND AND CURRENT ADVISER                             REPLACEMENT FUND AND SUB-ADVISER

PIMCO (VIT) Total Return Portfolio (Administrative Class)     PIMCO Total Return Portfolio (Class B)
---------------------------------------------------------     --------------------------------------
Pacific Investment Management Company LLC                     Pacific Investment Management Company LLC
                                                          -->

Please note that:

     . No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

     . The elections you have on file for allocating your account value, premium payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

     . You may transfer amounts in your Contract among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract, subject to the Company's restrictions on transfers to prevent or limit "market timing" activities by Contract owners or agents of Contract owners.

     . If you make one transfer from the above Existing Fund into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution.

     . On the effective date of the substitution, your account value in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

     .    There will be no tax consequences to you.

     In connection with the substitutions, we will send you a prospectus for Met Investors Series Trust, as well as notice of the actual date of the substitutions and confirmation of transfers.

     Please contact your registered representative if you have any questions.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                       SUPPLEMENT DATED OCTOBER 30, 2008
                                    TO THE
                      PROSPECTUSES DATED NOVEMBER 9, 2006
                       (NAVIGATOR-SELECT/CUSTOM-SELECT)

This supplement updates information in the prospectus dated November 9, 2006, as supplemented, for the Navigator-Select and Custom-Select Variable Annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement notifies you of the merger of three investment portfolios into three new investment portfolios. This supplement should be read and kept together with your contract prospectus for future reference. If you do not have a copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 343-8496 to request a free copy.

Effective November 10, 2008, the Strategic Growth and Income Portfolio, the Strategic Conservative Growth Portfolio and the Strategic Growth Portfolio will merge with and into the MetLife Balanced Strategy Portfolio, the MetLife Growth Strategy Portfolio and the MetLife Aggressive Strategy Portfolio, respectively.

The following information is added to APPENDIX B--PARTICIPATING INVESTMENT PORTFOLIOS--INVESTMENT OBJECTIVES.

MET INVESTORS SERIES TRUST (CLASS B)

   METLIFE BALANCED STRATEGY PORTFOLIO
   ADVISER: Met Investors Advisory LLC
   INVESTMENT OBJECTIVE: A balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

   METLIFE GROWTH STRATEGY PORTFOLIO
   ADVISER: Met Investors Advisory LLC
   INVESTMENT OBJECTIVE: Growth of capital.

   METLIFE AGGRESSIVE STRATEGY PORTFOLIO
   ADVISER: Met Investors Advisory LLC
   INVESTMENT OBJECTIVE: Growth of capital.

The fund prospectuses contain more complete information, including information about fund expenses and a description of the funds' investment policies, restrictions and risks.

SUPP--1108 MLI NAV/CS(CA)

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                                   CLASS AA
                               NAVIGATOR-SELECT
                                 CUSTOM-SELECT

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
             FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                                   CLASS AA

                       SUPPLEMENT DATED AUGUST 13, 2008
 TO THE PROSPECTUSES DATED APRIL 28, 2008, NOVEMBER 9, 2006 (AS SUPPLEMENTED),
                       AND MAY 1, 2002 (AS SUPPLEMENTED)

   This supplement revises information contained in the prospectuses for the variable annuity contracts listed above issued by MetLife Investors Insurance Company and First MetLife Investors Insurance Company (each referred to as the "Company"). This supplement should be read and kept together with your contract prospectus for future reference.

   Gallatin Asset Management, Inc. ("Gallatin") recently resigned from being the subadviser to five asset allocation portfolios that are investment options under your contract. Effective as of the close of business on August 7, 2008, Gallatin ceased to be the subadviser of the Strategic Growth and Income Portfolio, the Strategic Conservative Growth Portfolio and the Strategic Growth Portfolio (the "Strategic Portfolios"). Effective as of September 2, 2008, Gallatin resigned as the subadviser to the Cyclical Growth and Income ETF Portfolio and Cyclical Growth ETF Portfolio (the "ETF Portfolios"). The Strategic Portfolios and ETF Portfolios are portfolios of the Met Investors Series Trust (the "Trust").

I. THE STRATEGIC PORTFOLIOS

   Effective on August 7, 2008, Met Investors Advisory, LLC (the "Manager"), the portfolios' Manager, assumed responsibility for the day-to-day management of the Strategic Portfolios. In connection with this change, the Manager has agreed to reduce the management fee it charges to each Strategic Portfolio. Accordingly, the following information replaces the corresponding information in the "Investment Portfolio and Expenses" table in the "FEE TABLES AND EXAMPLES" section of your prospectus.

                                                                                 NET TOTAL ANNUAL
                                                 ACQUIRED   TOTAL   CONTRACTUAL PORTFOLIO EXPENSES
                                 12B-1             FUND    ANNUAL     EXPENSE   INCLUDING EXPENSES
                     MANAGEMENT SERVICE  OTHER   FEES AND PORTFOLIO SUBSIDY OR    OF UNDERLYING
UNDERLYING FUND         FEES     FEES   EXPENSES EXPENSES EXPENSES   DEFERRAL       PORTFOLIOS
---------------      ---------- ------- -------- -------- --------- ----------- ------------------
MET INVESTORS
  SERIES TRUST
  -- CLASS B
   Strategic Growth
     and Income
     Portfolio*.....    0.10%**  0.25%    0.05%    0.78%    1.23%      0.00%           1.18%
   Strategic
     Conservative
     Growth
     Portfolio*.....    0.10%**  0.25%    0.05%    0.74%    1.19%      0.00%           1.14%
   Strategic Growth
     Portfolio*.....    0.10%**  0.25%    0.09%    0.68%    1.17%      0.04%           1.08%

* The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.

** The Management Fee has been restated to reflect an amended management fee agreement that became effective as of August 7, 2008.

   As a result of the above changes, all references to the "Gallatin Asset Allocation Portfolios" or "Gallatin Asset Allocation Program" in your prospectus are replaced with "Strategic Asset Allocation Portfolios". Similarly, all references in your prospectus to "Gallatin Asset Management, Inc." and "Gallatin", to the extent such references relate to the Strategic Portfolios, are replaced with "Met Investors Advisory, LLC".

   Subject to shareholder approval, each Strategic Portfolio is expected to be reorganized into a portfolio of the MetLife Asset Allocation Program. The reorganization is expected to occur as of approximately November 10, 2008. On August 6, 2008, the Board of Trustees of the Trust approved proposals to reorganize the Strategic Portfolios into the following successor portfolios of the Trust.

Strategic Portfolio                                    Successor Portfolio
-------------------                                    -------------------
Strategic Growth and Income Portfolio    (right arrow) MetLife Balanced Strategy Portfolio
Strategic Conservative Growth Portfolio  (right arrow) MetLife Growth Strategy Portfolio
Strategic Growth Portfolio               (right arrow) MetLife Aggressive Strategy Portfolio

   The Successor Portfolios have investment objectives, strategies and risks similar to the corresponding Strategic Portfolio.

II. THE ETF PORTFOLIOS

   Effective September 2, 2008, SSgA Funds Management, Inc. ("SSgA FM") will replace Gallatin as the subadviser to the ETF Portfolios. In connection with the change of subadviser to SSgA, the Cyclical Growth and Income ETF Portfolio and Cyclical Growth ETF Portfolio will be renamed the SSgA Growth and Income ETF Portfolio and SSgA Growth ETF Portfolio, respectively.

   Effective on or before September 30, 2008, the Manager has agreed to reduce the management fee it charges to the ETF Portfolios. Accordingly, the following information replaces the corresponding information in the "Investment Portfolio and Expenses" table in the "FEE TABLES AND EXAMPLES" section of your prospectus.

                                                 ACQUIRED   TOTAL   CONTRACTUAL
                                 12B-1             FUND    ANNUAL     EXPENSE      NET TOTAL
                     MANAGEMENT SERVICE  OTHER   FEES AND PORTFOLIO SUBSIDY OR  ANNUAL PORTFOLIO
UNDERLYING FUND         FEES     FEES   EXPENSES EXPENSES EXPENSES   DEFERRAL       EXPENSES
---------------      ---------- ------- -------- -------- --------- ----------- ----------------
MET INVESTORS
  SERIES TRUST
  -- CLASS B
   SSgA Growth and
     Income ETF
     Portfolio*.....    0.33%**  0.25%    0.09%    0.23%    0.90%       --            0.90%
   SSgA Growth ETF
     Portfolio*.....    0.33%**  0.25%    0.08%    0.24%    0.90%       --            0.90%

* The Portfolio primarily invests its assets in other investment companies known as exchange-traded funds ("underlying ETFs"). As an investor in an ETF or other investment company, the Portfolio also will bear its pro-rata portion of the operating expenses of that Underlying ETF or other investment company, including the management fee.

** The Management Fee has been restated to reflect an amended management fee agreement that became effective as of September 2, 2008.

   In conjunction with the above changes, all references to the "Cyclical Growth and Income ETF Portfolio" and "Cyclical Growth ETF Portfolio" in your prospectus are replaced with "SSgA Growth and Income ETF Portfolio" and "SSgA Growth ETF Portfolio," respectively. In addition, all references in your prospectus to "Gallatin Asset Management, Inc." and "Gallatin", to the extent such references relate to the subadviser to the ETF Portfolios, are replaced with "SSgA Funds Management, Inc." and "SSgA FM," respectively.

III. OTHER INFORMATION

   For the prospectuses dated April 28, 2008 and November 9, 2006, the last two paragraphs in the "OTHER INFORMATION--Compensation Paid to all Selling Firms" section of the prospectus are deleted. For the prospectus dated May 1, 2002 as supplemented, the paragraph in the "OTHER INFORMATION - Distribution" section of the prospectus that was added via a supplement dated November 13, 2006 is deleted.

                                *      *      *

   Please note that our forms and communications with you may continue temporarily to refer to the former portfolio name or subadviser until we are able to revise such documents.

   You should consult the supplements to the prospectuses of the Strategic Portfolios and the ETF Portfolios for additional information regarding the changes described above.

   Please contact your registered representative if you have any questions.

   THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 28, 2008
                                      TO
                       PROSPECTUS DATED NOVEMBER 9, 2006
                (RUSSELL-SELECT/CUSTOM-SELECT/NAVIGATOR SELECT)

This supplement revises information in the prospectus dated November 9, 2006 for the Russell-Select, Custom-Select and Navigator-Select Variable Annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are modified as follows:

PURCHASE

The following paragraph is added under PURCHASE PAYMENTS:

If you send your Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such Purchase Payments or requests, we may return the Purchase Payments to you, or there may be a delay in applying the Purchase Payment or transaction to your Contract.


INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT. You can only invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in the Company's role as an intermediary, with respect to the investment portfolios. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to .50%.

Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have joint ownership interests in affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies". Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolios Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolios Expenses" and "Other Information" - "Distributor") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to investment portfolios advised by our affiliates than those that are not, we may be more inclined to offer investment portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend and may benefit accordingly from the allocation of contract value to such investment portfolios.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

AIM VARIABLE INSURANCE FUNDS (SERIES I)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

 AIM V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity(R) Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. The following Service Class 2 portfolio is available under the contract:

 Equity-Income Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust consists of multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 1 portfolio is available under the contract:

 Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

 Clarion Global Real Estate Portfolio (formerly Neuberger Berman Real Estate
   Portfolio)

 Cyclical Growth ETF Portfolio (Class B)
 Cyclical Growth and Income ETF Portfolio (Class B)
 Lazard Mid Cap Portfolio
 Legg Mason Partners Aggressive Growth Portfolio
 Legg Mason Value Equity Portfolio (Class B)
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid Cap Value Portfolio
 Met/AIM Capital Appreciation Portfolio*
 Met/AIM Small Cap Growth Portfolio
 MFS(R) Emerging Markets Equity Portfolio
 MFS(R) Research International Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 T. Rowe Price Mid Cap Growth Portfolio (Class B)
 Third Avenue Small Cap Value Portfolio (Class B)
 Van Kampen Comstock Portfolio (Class B)
 Van Kampen Mid Cap Growth Portfolio

* We are waiving an amount of the Mortality and Expense Charge equal to the investment portfolio expenses that are in excess of 0.91% for account value allocated to the Met/AIM Capital Appreciation Portfolio (Class A).

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

 BlackRock Bond Income Portfolio
 BlackRock Money Market Portfolio
 BlackRock Strategic Value Portfolio (Class B)
 Capital Guardian U.S. Equity Portfolio
 Davis Venture Value Portfolio (Class E)
 Franklin Templeton Small Cap Growth Portfolio (Class B)
 Jennison Growth Portfolio (Class B)
 Julius Baer International Stock Portfolio (Class B) (formerly FI International
   Stock Portfolio)
 MetLife Stock Index Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

PIMCO VARIABLE INSURANCE TRUST
(ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a trust with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

 High Yield Portfolio
 Low Duration Portfolio
 StocksPLUS(R) Growth and Income Portfolio

PUTNAM VARIABLE TRUST (CLASS IA)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IA portfolios are available under the contract:

 Putnam VT Growth and Income Fund
 Putnam VT Vista Fund

RUSSELL INVESTMENT FUNDS

Russell Investment Funds is managed by Frank Russell Investment Management Company. Russell Investment Funds is a mutual fund with five portfolios, each with its own investment objective. The following portfolios are available under the contract:

 Aggressive Equity Fund
 Core Bond Fund
 Multi-Style Equity Fund
 Non-U.S. Fund
 Real Estate Securities Fund

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

 MetLife Defensive Strategy Portfolio
 MetLife Moderate Strategy Portfolio

MET INVESTORS SERIES TRUST -- GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

 Strategic Growth and Income Portfolio
 Strategic Conservative Growth Portfolio
 Strategic Growth Portfolio

MARKET TIMING

Frequent requests from Contract Owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the investment portfolio and the reflection of that change in the investment portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring an investment portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios i.e., AIM V.I. International Growth Fund, Clarion Global Real Estate Portfolio, Franklin Templeton Small Cap Growth Portfolio, Templeton Foreign Securities Fund, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Third Avenue Small Cap Value Portfolio, T. Rowe Price Small Cap Growth Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, BlackRock Strategic Value Portfolio, Julius Baer International Stock Portfolio, PIMCO High Yield Portfolio, Russell Aggressive Equity Fund, and Russell Non-U.S. Fund (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high-yield portfolios, in a 12-month period there were (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving any portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those investment portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified portfolios under that Contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the investment portfolios to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the investment portfolio.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the investment portfolio prospectuses for more details.

EXPENSES

The following sentence is added under WITHDRAWAL CHARGE:

The withdrawal charge may apply to a full or partial withdrawal of your contract value pursuant to a request to divide the assets of the contract due to a divorce.

DEATH BENEFIT

The following sentence is added under UPON YOUR DEATH:

Because the death benefit must be distributed within the time periods required by the Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are only available to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law.

OTHER INFORMATION

The following paragraph is added under DISTRIBUTOR:

The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment options are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Goldman Sachs Variable Insurance Trust:
Goldman Sachs Global Income Fund and Goldman Sachs Internet Tollkeeper Fund (closed April 25, 2002, and subsequently liquidated); (b) DWS Variable Series II (formerly Scudder Variable Series II):

DWS Government & Agency Securities VIP (Class A) (formerly Scudder Government & Agency Securities Portfolio) (Class A) (closed May 1, 2002); DWS Small Cap Growth VIP (Class A) (formerly Scudder Small Cap Growth Portfolio) (Class A) (closed May 1, 2002 and subsequently substituted); and DWS Dreman Small Cap Value VIP (Class A) (closed May 1, 2002); (c) Met Investors Series Trust ("MIST"): for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class B); contracts issued prior to May 1, 2003, T. Rowe Price Mid Cap Growth Portfolio (Class A) (closed May 1, 2004); (d) Metropolitan Series Fund, Inc. ("MSF"): the Capital Guardian U.S. Equity Portfolio (Class B) (closed November 19, 2004); (e) PIMCO Variable Insurance Trust: PIMCO VIT Total Return Portfolio (Administrative Class) (closed November 19, 2004); (f) MIST:
Lord Abbett Bond Debenture Portfolio (Class B) and Third Avenue Small Cap Value Portfolio (Class A) (closed May 1, 2005); (g) MSF: T. Rowe Price Large Cap Growth Portfolio (Class B) (added and closed May 1, 2006).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) AIM Variable Insurance Funds: the AIM V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Fund (Class A) of Met Investors Series Trust; (b) Alliance-Bernstein Variable Products Series Fund,
Inc.:

AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of the Met Investors Series Trust; the Alliance Bernstein Value Portfolio (Class B) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust; and the AllianceBernstein Small Cap Value Portfolio (Class B) (closed effective May 1, 2003) was replaced with the Third Avenue Small Cap Value Portfolio (Class B) of the Met Investors Series Trust; (c) American Century Variable Portfolios, Inc.: the American Century VP Income & Growth Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; the American Century VP Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Mid Cap Value Portfolio (Class A) of the Met Investors Series Trust; and the American Century VP International Fund (closed effective May 1,
2003) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (d) Dreyfus Variable Investment Fund (Initial Shares): the Dreyfus VIF - Disciplined Stock Portfolio (closed effective May 1, 2003) and the Dreyfus VIF - Capital Appreciation Portfolio (closed effective May 1, 2003) were replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (e) Franklin Templeton Variable Insurance Products Trust (Class 1): the Franklin Small Cap Fund (closed effective May 1, 2004) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and the Mutual Shares Securities Fund (closed effective May 1, 2004) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; (f) Goldman Sachs Variable Insurance Trust ("GSVIT"): the GSVIT Growth and Income Fund (closed effective May 1, 2002) was replaced with the Lord Abbett Growth and Income Fund (Class A) of the Met Investors Series Trust; and the GSVIT International Equity Fund (closed effective May 1,
2002) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (g) INVESCO Variable Investment Funds, Inc.: the INVESCO VIF-Dynamics Fund (closed effective May 1, 2003) was replaced with the T. Rowe Price Mid-Cap Growth Portfolio (Class A) of the Met Investors Series Trust; and the INVESCO VIF-High Yield Fund (closed effective May 1,
2002) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of Met Investors Series Trust; (h) Liberty Variable Investments: the Newport Tiger Fund, Variable Series (Class A) (closed effective May 1, 2002) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (i) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Research Series (closed effective May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; MFS(R) Emerging Growth Series (closed effective May 1, 2004) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and the MFS(R) Strategic Income Series (closed effective May 1, 2004) was replaced with the Western Asset Management Strategic Bond Opportunities Portfolio (Class A), (formerly Salomon Brothers Strategic Bond Opportunities Portfolio) (Class A) of the Metropolitan Series Fund, Inc.
(j) Oppenheimer Variable Account Funds (Initial Class): Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of Met Investors Series Trust; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of Met Investors Series Trust; Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio (Class A) of Metropolitan Series Fund, Inc.; (k) Putnam Variable Trust (Class
IA): Putnam VT New Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Fund (Class A) of the Met Investors Series Trust; and the Putnam VT International New Opportunities Fund (closed effective May 1, 2003) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (l) Scudder Variable Series I (Class A): the Scudder International Portfolio (closed effective May 1, 2003) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust.

Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) Dreyfus Variable Investment Fund: the Dreyfus Stock Index Fund (Initial Shares) (closed effective May 1, 2003) was replaced with the MetLife Stock Index Portfolio (Class A) of the Metropolitan Series Fund, Inc.;
(c) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust, the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class
A) of the Met Investors Series Trust, and the MFS(R) New Discovery Series (Initial Class) was replaced with the Met/AIM Small Cap Growth Portfolio (Class
A) of the Met Investors Series Trust; (d) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (e) Putnam Variable Trust: the Putnam VT International Equity Fund (Class IA) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (f) Scudder Variable Series II: the SVS Dreman Small Cap Value Portfolio (Class A) (closed effective May 1, 2002) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; (g) Fidelity Variable Insurance Products: the VIP High Income Portfolio (Service Class 2) was replaced with the Lord Abbett Bond Debenture Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 1, 2006, the Fidelity VIP Growth Portfolio (Service Class
2) of the Fidelity Variable Insurance Products was merged into the T. Rowe
Price Large Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.

Effective as of April 30, 2007, the Met/Putnam Capital Opportunities Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid Cap Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, (a) AIM Variable Insurance Funds: AIM V.I Capital Appreciation Fund (Series I) (closed effective May 1, 2006) was replaced with the Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class A); and, (b) the DWS Variable Series II: DWS Small Cap Growth VIP (Class A) (closed effective May 1, 2002) was replaced with the Metropolitan Series Fund, Inc.: T. Rowe Price Small Cap Growth Portfolio (Class A).

Effective as of April 28, 2008, the Templeton Developing Markets Securities Fund (Class I) of the Franklin Templeton Variable Insurance Products Trust was replaced with the MFS(R) Emerging Markets Equity Portfolio (Class A) of the Met Investors Series Trust.

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 1. INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. SEE PART 2 OF THIS APPENDIX FOR A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.

AIM VARIABLE INSURANCE FUNDS (SERIES 1)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

AIM V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. The following Service Class 2 portfolio is available under the contract:

EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: Seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500(R) Index (S&P 500(R)).

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust consists of multiple portfolios. Templeton Investment Counsel, LLC is the investment adviser and Franklin Templeton Investment Management Limited is the Subadviser for the following Class 1 portfolio available under the contract:

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contracts.

CLARION GLOBAL REAL ESTATE PORTFOLIO

SUBADVISER: ING Clarion Real Estate Securities L.P.

INVESTMENT OBJECTIVE: Total return through investment in real estate securities, emphasizing both capital appreciation and current income.

CYCLICAL GROWTH ETF PORTFOLIO (CLASS B)

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks growth of capital.

CYCLICAL GROWTH AND INCOME ETF PORTFOLIO (CLASS B)

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks growth of capital and income.

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

SUBADVISER: ClearBridge Advisors, LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO (CLASS B)

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks to provide high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and income without excessive fluctuation in the market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/AIM CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: Invesco Aim Capital Management, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Invesco Aim Capital Management, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

T. ROWE PRICE MID CAP GROWTH PORTFOLIO (CLASS B)

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO (CLASS B)

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: Seeks long-term capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)

INVESTMENT OBJECTIVE: Seeks capital growth and income.

VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)

INVESTMENT OBJECTIVE: Seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

BLACKROCK STRATEGIC VALUE PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks high total return, consisting principally of capital appreciation.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P.

INVESTMENT OBJECTIVE: Seeks growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

JENNISON GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

JULIUS BAER INTERNATIONAL STOCK PORTFOLIO (CLASS B)

SUBADVISER: Julius Baer Investment Management, LLC

INVESTMENT OBJECTIVE: Long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: MetLife Investment Advisors Company, LLC

INVESTMENT OBJECTIVE: Seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a trust with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

HIGH YIELD PORTFOLIO

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with preservation of capital and prudent investment management.

LOW DURATION PORTFOLIO

INVESTMENT OBJECTIVE: Seeks maximum total return consistent with preservation of capital and prudent investment management.

STOCKSPLUS(R) GROWTH AND INCOME PORTFOLIO

INVESTMENT OBJECTIVE: Seeks to achieve a total return which exceeds that of the Standard & Poor's 500 Index (S&P 500).

PUTNAM VARIABLE TRUST (CLASS IA)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following portfolios are available under the contract:

PUTNAM VT GROWTH AND INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

PUTNAM VT VISTA FUND


INVESTMENT OBJECTIVE: Seeks capital appreciation.

RUSSELL INVESTMENT FUNDS

Russell Investment Funds is managed by Frank Russell Investment Management Company. Russell Investment Funds is a mutual fund with five portfolios, each with its own investment objective. The following portfolios are available under the contract:

AGGRESSIVE EQUITY FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

CORE BOND FUND

INVESTMENT OBJECTIVE: Seeks to provide current income, and as a secondary objective, capital appreciation.

MULTI-STYLE EQUITY FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

NON-U.S. FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

REAL ESTATE SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks to provide current income and long term capital growth.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

ADVISER: Met Investors Advisory LLC

INVESTMENT OBJECTIVE: Seeks to provide a high level of current income with growth of capital a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

ADVISER: Met Investors Advisory LLC

INVESTMENT OBJECTIVE: Seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.

MET INVESTORS SERIES TRUST -- GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B)

STRATEGIC GROWTH AND INCOME PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks both growth of capital and income where growth of capital takes precedence over income.

STRATEGIC CONSERVATIVE GROWTH PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Primarily seeks growth of capital with a level of risk expected to be less than that of an investor fully invested in stocks.

STRATEGIC GROWTH PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks growth of capital.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 2. PORTFOLIOS AVAILABLE WITH YOUR CONTRACT

If you purchased the RUSSELL-SELECT VARIABLE ANNUITY, the following portfolios are available:

METROPOLITAN SERIES FUND, INC.

   BlackRock Money Market Portfolio (Class A)

RUSSELL INVESTMENT FUNDS

   Aggressive Equity Fund
   Core Bond Fund
   Multi-Style Equity Fund
   Non-U.S. Fund
   Real Estate Securities Fund
--------------------------------------------------------------------------------

If you purchased the CUSTOM-SELECT VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (SERIES I)

   AIM V.I. International Growth Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

   Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

   Clarion Global Real Estate Portfolio
   Cyclical Growth ETF Portfolio (Class B)
   Cyclical Growth and Income ETF Portfolio (Class B)
   Lazard Mid Cap Portfolio
   Legg Mason Partners Aggressive Growth Portfolio
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid Cap Value Portfolio
   Met/AIM Capital Appreciation Portfolio
   Met/AIM Small Cap Growth Portfolio
   MetLife Defensive Strategy Portfolio (Class B)
   MetLife Moderate Strategy Portfolio (Class B)
   MFS(R) Emerging Markets Equity Portfolio
   MFS(R) Research International Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Total Return Portfolio
   Strategic Growth and Income Portfolio (Class B)
   Strategic Conservative Growth Portfolio (Class B)
   Strategic Growth Portfolio (Class B)
   Van Kampen Comstock Portfolio (Class B)
   Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)

   BlackRock Bond Income Portfolio
   BlackRock Money Market Portfolio
   Capital Guardian U.S. Equity Portfolio
   T. Rowe Price Large Cap Growth Portfolio
   T. Rowe Price Small Cap Growth Portfolio
   Western Asset Management Strategic Bond Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IA)

   Putnam VT Growth and Income Fund
   Putnam VT Vista Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*
   DWS Government & Agency Securities VIP
     (Class A) 5/1/02
   Capital Guardian U.S. Equity Portfolio
     (Class B) 11/19/04
   Third Avenue Small Cap Value Portfolio
     (Class A) 5/1/05
--------------------------------------------------------------------------------

If you purchased the NAVIGATOR-SELECT VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (SERIES I)

   AIM V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

   Equity-Income Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

   Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

   Clarion Global Real Estate Portfolio
   Cyclical Growth ETF Portfolio (Class B)
   Cyclical Growth and Income ETF Portfolio (Class B)
   Lazard Mid Cap Portfolio
   Legg Mason Partners Aggressive Growth Portfolio
   Legg Mason Value Equity Portfolio (Class B)
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid Cap Value Portfolio
   Met/AIM Capital Appreciation Portfolio
   Met/AIM Small Cap Growth Portfolio
   MetLife Defensive Strategy Portfolio (Class B)
   MetLife Moderate Strategy Portfolio (Class B)
   MFS(R) Emerging Markets Equity Portfolio
   MFS(R) Research International Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Total Return Portfolio
   Strategic Growth and Income Portfolio (Class B)
   Strategic Conservative Growth Portfolio (Class B)
   Strategic Growth Portfolio (Class B)
   T. Rowe Price Mid Cap Growth Portfolio (Class B)
   Third Avenue Small Cap Value Portfolio (Class B)
   Van Kampen Comstock Portfolio (Class B)
   Van Kampen Mid Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

   BlackRock Bond Income Portfolio
   BlackRock Money Market Portfolio
   BlackRock Strategic Value Portfolio (Class B)
   Capital Guardian U.S. Equity Portfolio
   Davis Venture Value Portfolio (Class E)
   Franklin Templeton Small Cap Growth Portfolio
     (Class B)
   Jennison Growth Portfolio (Class B)
   Julius Baer International Stock Portfolio (Class B)
   MetLife Stock Index Portfolio
   T. Rowe Price Large Cap Growth Portfolio
   T. Rowe Price Small Cap Growth Portfolio
   Western Asset Management Strategic Bond Opportunities Portfolio

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

   High Yield Portfolio
   Low Duration Portfolio
   StocksPLUS(R) Growth and Income
     Portfolio

PUTNAM VARIABLE TRUST (CLASS IA)

   Putnam VT Growth and Income Fund
   Putnam VT Vista Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*

   DWS Government & Agency Securities VIP
     (Class A) 5/1/02
   T. Rowe Price Mid-Cap Growth Portfolio
     (Class A) 5/1/04
   Lord Abbett Growth and Income Portfolio
     (Class B) 5/1/04
   Capital Guardian U.S. Equity Portfolio
     (Class B) 11/19/04
   PIMCO VIT Total Return Portfolio
     (Administrative Class) 11/19/04
   Third Avenue Small Cap Value Portfolio
     (Class A) 5/1/05
   Lord Abbett Bond Debenture Portfolio (Class B) 5/1/05
   T. Rowe Price Large Cap Growth Portfolio
     (Class B) 5/1/06
--------------------------------------------------------------------------------

* These portfolios are closed for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing).

                       METLIFE INVESTORS INSURANCE COMPANY
                       -----------------------------------
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                                 DESTINY SELECT
                                NAVIGATOR SELECT
                                 PREMIER ADVISOR
                                  CUSTOM-SELECT
                                 FIRSTAR SUMMIT

                       SUPPLEMENT DATED DECEMBER 27, 2007
 TO THE PROSPECTUSES DATED APRIL 30, 2007 AND NOVEMBER 9, 2006 (AS SUPPLEMENTED)

MetLife Investors Insurance Company (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove a certain variable investment option ("Existing Fund") and substitute a new option ("Replacement Fund") as shown below. The Replacement Fund is a portfolio of the Met Investors Series Trust. To the extent that the Replacement Fund is not currently available as an investment option under your Contract, such Replacement Fund will be added as an investment option on or before the date of the substitution. Please retain this supplement and keep it with the prospectus.

To the extent required by law, approval of the proposed substitution is being obtained from the state insurance regulators in certain jurisdictions.

The Company believes that the proposed substitution is in the best interest of Contract owners. The Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitution, and it will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitution will occur on or about April 28, 2008.

The proposed substitution and respective adviser and/or sub-advisers for the above-listed Contracts are:

EXISTING FUND AND CURRENT ADVISER (WITH CURRENT                REPLACEMENT FUND AND SUB-ADVISER
SUB-ADVISERS AS NOTED)
Franklin Templeton Variable Insurance Products Trust -         Met Investors Series Trust - MFS(R) Emerging
------------------------------------------------------         --------------------------------------------
Templeton Developing Markets Securities Fund (Class I)   -->   Markets Equity Portfolio (Class A)
------------------------------------------------------         ----------------------------------
Templeton Asset Management Ltd.                                Massachusetts Financial Services Company

Please note that:

     . No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitution.

     . The elections you have on file for allocating your account value, purchase payments and deductions will be redirected to the Replacement Fund unless you change your elections and transfer your funds before the substitution takes place.

     . You may transfer amounts in your Contract among the variable investment options and the fixed option as usual. The substitution itself will not be treated as a transfer for purposes of the transfer provisions of your Contract, subject to the Company's restrictions on transfers to prevent or limit "market timing" activities by Contract owners or agents of Contract owners.

     . If you make one transfer from the above Existing Fund into one or more other subaccounts before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution.

     . On the effective date of the substitution, your account value in the variable investment option will be the same as before the substitution. However, the number of units you receive in the Replacement Fund will be different from the number of units in your Existing Fund, due to the difference in unit values.

     .    There will be no tax consequences to you.

In connection with the substitution, we will send you a prospectus for the Met Investors Series Trust, as well as notice of the actual date of the substitution and confirmation of transfers.

Please contact your registered representative if you have any questions.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
             FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                    METLIFE INVESTORS USA INSURANCE COMPANY
                   METLIFE INVESTORS USA SEPARATE ACCOUNT A

                       SUPPLEMENT DATED OCTOBER 23, 2007
                                    TO THE
              VARIABLE ANNUITY CONTRACT PROSPECTUSES LISTED BELOW

This supplement describes a change to federal tax regulations that affects certain qualified contracts issued as Tax Sheltered Annuities under section 403(b) of the Internal Revenue Code.

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             5 Park Plaza, Suite 1900              (800) 343-8496
             Irvine, CA 92614

                                                                    SUPP-403BGW

Contracts issued by First MetLife Investors Insurance Company (First MetLife Investors Variable Annuity Account One):

    First COVA VA Prospectus dated May 1, 2002 (as supplemented)
    First Cova Custom-Select VA Prospectus dated May 1, 2002 (as supplemented) First Cova Russell-Select VA Prospectus dated May 1, 2002 (as supplemented) Class AA (old) Prospectus dated May 1, 2002 (as supplemented)
    Class B (old) Prospectus dated May 1, 2002 (as supplemented)
    Class VA (old) Prospectus dated May 1, 2002 (as supplemented)

Contracts issued by MetLife Investors Insurance Company (MetLife Investors Variable Annuity Account One):

    COVA VA SPDA Prospectus dated May 1, 1998 (as supplemented)
    COVA Series A Prospectus dated May 1, 2000 (as supplemented)
    COVA VA Prospectus dated April 30, 2007 (as supplemented)
    Firstar Summit VA Prospectus dated April 30, 2007 (as supplemented) Premier Advisor VA Prospectus dated April 30, 2007 (as supplemented) Destiny Select VA Prospectus dated April 30, 2007 (as supplemented) Prevail VA Prospectus dated April 30, 2007 (as supplemented) Navigator-Select VA Prospectus dated April 30, 2007 (as supplemented) Russell-Select VA Prospectus dated April 30, 2007 (as supplemented) Custom-Select VA Prospectus dated April 30, 2007 (as supplemented)

Contracts issued by MetLife Investors Insurance Company (MetLife Investors Variable Annuity Account Five):

    COVA VA Prospectus dated November 9, 2006 (as supplemented)
    Premier Advisor VA Prospectus dated November 9, 2006 (as supplemented) Navigator-Select VA Prospectus dated November 9, 2006 (as supplemented) Russell-Select VA Prospectus dated November 9, 2006 (as supplemented) Custom-Select VA Prospectus dated November 9, 2006 (as supplemented) COVA Series A Prospectus dated November 9, 2006 (as supplemented)

Contracts issued by MetLife Investors USA Insurance Company (MetLife Investors USA Separate Account A):

    SF 101 Group Flexible Payment VA Prospectus dated May 1, 2000 (as supplemented)
    Ultimate Annuity Prospectus dated November 6, 1996 (as supplemented) Foresight Prospectus dated May 1, 2001 (as supplemented)
    SecurAnnuity Prospectus dated May 1, 2000 (as supplemented)
    Group Flexible Payment VA-234 Prospectus dated May 1, 2002 (as supplemented) Investors Choice Prospectus dated April 30, 2007 (as supplemented)
    Capital Strategist Prospectus dated April 30, 2007 (as supplemented)
    Imprint Prospectus dated April 30, 2007 (as supplemented)
    Strive Prospectus dated April 30, 2007 (as supplemented)
    Sunshine Plan 236 Prospectus dated May 1, 2002 (as supplemented)
    Flexible Value Prospectus dated May 1, 2004 (as supplemented)

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                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 30, 2007
                                      TO
                       PROSPECTUS DATED NOVEMBER 9, 2006
                (RUSSELL-SELECT/CUSTOM-SELECT/NAVIGATOR SELECT)

This supplement revises information in the prospectus dated November 9, 2006 for the Russell-Select, Custom-Select and Navigator-Select Variable Annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read and kept together with your contract prospectus for future reference.

The corresponding sections of the prospectus are modified as follows:

PURCHASE

PURCHASE PAYMENTS

We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will not accept purchase payments made with cash, money orders, or travelers checks.

INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT. You can only invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in the Company's role as an intermediary, with respect to the investment portfolios. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to .50%.

Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or

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subadviser (or their affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have joint ownership interests in affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies". Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolios Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolios Expenses" and "Other Information" - "Distributor") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to investment portfolios advised by our affiliates than those that are not, we may be more inclined to offer investment portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

AIM VARIABLE INSURANCE FUNDS (SERIES I)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

 AIM V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity(R) Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. The following Service Class 2 portfolio is available under the contract:

 VIP Equity-Income Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust consists of multiple portfolios. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund and Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 1 portfolios are available under the contract:

 Templeton Developing Markets Securities Fund
 Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors

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Advisory), an affiliate of MetLife Investors, is the investment manager of Met
Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

 Cyclical Growth ETF Portfolio (Class B)
 Cyclical Growth and Income ETF Portfolio (Class B)
 Lazard Mid-Cap Portfolio
 Legg Mason Partners Aggressive Growth Portfolio
 Legg Mason Value Equity Portfolio (Class B)
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid-Cap Value Portfolio
 Met/AIM Capital Appreciation Portfolio*
 Met/AIM Small Cap Growth Portfolio
 MFS(R) Research International Portfolio
 Neuberger Berman Real Estate Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 T. Rowe Price Mid-Cap Growth Portfolio (Class B)
 Third Avenue Small Cap Value Portfolio (Class B)
 Van Kampen Comstock Portfolio (Class B)
 Van Kampen Mid-Cap Growth Portfolio

* We are waiving an amount of the Mortality and Expense Charge equal to the investment portfolio expenses that are in excess of 0.91% for account value allocated to the Met/AIM Capital Appreciation Portfolio (Class A).

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

 BlackRock Bond Income Portfolio
 BlackRock Money Market Portfolio
 BlackRock Strategic Value Portfolio (Class B)
 Capital Guardian U.S. Equity Portfolio
 Davis Venture Value Portfolio (Class E)
 FI International Stock Portfolio (Class B)
 Franklin Templeton Small Cap Growth Portfolio (Class B)
 Jennison Growth Portfolio (Class B)
 MetLife Stock Index Portfolio
 T. Rowe Price Large Cap Growth Portfolio
 T. Rowe Price Small Cap Growth Portfolio
 Western Asset Management Strategic Bond Opportunities Portfolio

PIMCO VARIABLE INSURANCE TRUST
(ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a trust with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

 PIMCO VIT High Yield Portfolio
 PIMCO VIT Low Duration Portfolio
 PIMCO VIT StocksPLUS(R) Growth and Income Portfolio

PUTNAM VARIABLE TRUST (CLASS IA)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IA portfolios are available under the contract:

 Putnam VT Growth and Income Fund
 Putnam VT Vista Fund

RUSSELL INVESTMENT FUNDS

Russell Investment Funds is managed by Frank Russell Investment Management Company. Russell Investment Funds is a mutual fund with five portfolios, each with its own investment objective. The following portfolios are available under the contract:

 Aggressive Equity Fund
 Core Bond Fund
 Multi-Style Equity Fund
 Non-U.S. Fund
 Real Estate Securities Fund

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

 MetLife Defensive Strategy Portfolio
 MetLife Moderate Strategy Portfolio

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MET INVESTORS SERIES TRUST -- GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

 Strategic Growth and Income Portfolio
 Strategic Conservative Growth Portfolio
 Strategic Growth Portfolio

MARKET TIMING

Frequent requests from Contract Owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the investment portfolio and the reflection of that change in the investment portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring an investment portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios i.e., AIM V.I. International Growth Fund, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund, Lord Abbett Bond Debenture Portfolio,
Met/AIM Small Cap Growth Portfolio, MFS(R) Research International Portfolio, Third Avenue Small Cap Value Portfolio, T. Rowe Price Small Cap Growth Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, BlackRock Strategic Value Portfolio, FI International Stock Portfolio, PIMCO High Yield Portfolio, Russell Aggressive Equity Fund, and Russell Non-U.S. Fund (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high-yield portfolios, in a 12-month period there were (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving any portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those investment portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified portfolios under that Contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios

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that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the investment portfolios to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the investment portfolio.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the investment portfolio prospectuses for more details.

ACCESS TO YOUR MONEY

We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (I.E., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment options are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Goldman Sachs Variable Insurance Trust:
Goldman Sachs Global Income Fund and Goldman Sachs Internet Tollkeeper Fund (closed April 25, 2002, and subsequently substituted); (b) DWS Variable Series II (formerly Scudder Variable Series II): DWS Government & Agency Securities VIP (Class A)

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(formerly Scudder Government & Agency Securities Portfolio) (Class A) (closed
May 1, 2002); DWS Small Cap Growth VIP (Class A) (formerly Scudder Small Cap Growth Portfolio) (Class A) (closed May 1, 2002 and subsequently substituted); and DWS Dreman Small Cap Value VIP (Class A) (closed May 1, 2002); (c) Dreyfus Stock Index Fund (Service Series) (closed May 1, 2003, and subsequently substituted); (d) Met Investors Series Trust ("MIST"): for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class B); contracts issued prior to May 1, 2003, T. Rowe Price Mid-Cap Growth Portfolio (Class A) (closed May 1, 2004); (e) Metropolitan Series Fund, Inc. ("MSF"): the Capital Guardian U.S. Equity Portfolio (Class B) (closed November 19, 2004);
(f) PIMCO Variable Insurance Trust: PIMCO VIT Total Return Portfolio (Administrative Class) (closed November 19, 2004); (g) MIST: Lord Abbett Bond Debenture Portfolio (Class B) and Third Avenue Small Cap Value Portfolio (Class
A) (closed May 1, 2005); (h) AIM Variable Insurance Funds: AIM V.I. Capital Appreciation Fund (Series I) (closed May 1, 2006 and subsequently substituted);
(i) MSF: T. Rowe Price Large Cap Growth Portfolio (Class B) (added and closed May 1, 2006).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) AIM Variable Insurance Funds: the AIM V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Fund (Class A) of Met Investors Series Trust; (b) Alliance-Bernstein Variable Products Series Fund,
Inc.:

AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of the Met Investors Series Trust; the Alliance Bernstein Value Portfolio (Class B) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust; and the AllianceBernstein Small Cap Value Portfolio (Class B) (closed effective May 1, 2003) was replaced with the Third Avenue Small Cap Value Portfolio (Class B) of the Met Investors Series Trust; (c) American Century Variable Portfolios, Inc.: the American Century VP Income & Growth Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; the American Century VP Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Mid-Cap Value Portfolio (Class A) of the Met Investors Series Trust; and the American Century VP International Fund (closed effective May 1, 2003) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (d) Dreyfus Variable Investment Fund (Initial Shares): the Dreyfus VIF - Disciplined Stock Portfolio (closed effective May 1, 2003) and the Dreyfus VIF - Capital Appreciation Portfolio (closed effective May 1, 2003) were replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (e) Franklin Templeton Variable Insurance Products Trust (Class 1): the Franklin Small Cap Fund (closed effective May 1, 2004) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and the Mutual Shares Securities Fund (closed effective May 1, 2004) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; (f) Goldman Sachs Variable Insurance Trust ("GSVIT"): the GSVIT Growth and Income Fund (closed effective May 1, 2002) was replaced with the Lord Abbett Growth and Income Fund (Class A) of the Met Investors Series Trust; and the GSVIT International Equity Fund (closed effective May 1,
2002) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (g) INVESCO Variable Investment Funds, Inc.: the INVESCO VIF-Dynamics Fund (closed effective May 1, 2003) was replaced with the T. Rowe Price Mid-Cap Growth Portfolio (Class A) of the Met Investors Series Trust; and the INVESCO VIF-High Yield Fund (closed effective May 1,
2002) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of Met Investors Series Trust; (h) Liberty Variable Investments: the Newport Tiger Fund, Variable Series (Class A) (closed effective May 1, 2002) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (i) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Research Series (closed effective May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; MFS(R) Emerging Growth Series (closed effective May 1, 2004)

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was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of the
Metropolitan Series Fund, Inc.; and the MFS(R) Strategic Income Series (closed effective May 1, 2004) was replaced with the Western Asset Management Strategic Bond Opportunities Portfolio (Class A), (formerly Salomon Brothers Strategic Bond Opportunities Portfolio) (Class A) of the Metropolitan Series Fund, Inc.
(j) Oppenheimer Variable Account Funds (Initial Class): Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of
Met Investors Series Trust; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of Met Investors Series Trust; Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio
(Class A) of Metropolitan Series Fund, Inc.; (k) Putnam Variable Trust (Class
IA): Putnam VT New Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Fund (Class A) of the Met Investors Series Trust; and the Putnam VT International New Opportunities Fund (closed effective May 1, 2003) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (l) Scudder Variable Series I (Class A): the Scudder International Portfolio (closed effective May 1, 2003) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust.

Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) Dreyfus Variable Investment Fund: the Dreyfus Stock Index Fund (Initial Shares) (closed effective May 1, 2003) was replaced with the MetLife Stock Index Portfolio (Class A) of the Metropolitan Series Fund, Inc.;
(c) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust, the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class
A) of the Met Investors Series Trust, and the MFS(R) New Discovery Series (Initial Class) was replaced with the Met/AIM Small Cap Growth Portfolio (Class
A) of the Met Investors Series Trust; (d) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (e) Putnam Variable Trust: the Putnam VT International Equity Fund (Class IA) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (f) Scudder Variable Series II: the SVS Dreman Small Cap Value Portfolio (Class A) (closed effective May 1, 2002) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; (g) Fidelity Variable Insurance Products: the VIP High Income Portfolio (Service Class 2) was replaced with the Lord Abbett Bond Debenture Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 1, 2006, the Fidelity VIP Growth Portfolio (Service Class
2) of the Fidelity Variable Insurance Products was merged into the T. Rowe
Price Large Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.

Effective as of April 30, 2007, the Met/Putnam Capital Opportunities Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid-Cap Portfolio (Class A) of the Met Investors Series Trust.

Effective as of April 30, 2007, (a) AIM Variable Insurance Funds: AIM V.I Capital Appreciation Fund (Series I) (closed effective May 1, 2006) was replaced with the Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class A); and, (b) the DWS Variable Series II: DWS Small Cap Growth VIP (Class A) (closed effective May 1, 2002) was replaced with the Metropolitan Series Fund, Inc.: T. Rowe Price Small Cap Growth Portfolio (Class A).

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 1. INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. SEE PART 2 OF THIS APPENDIX FOR A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.

AIM VARIABLE INSURANCE FUNDS (SERIES 1)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

AIM V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. The following Service Class 2 portfolio is available under the contract:

VIP EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: Seeks reasonable income. The Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500(R) Index (S&P 500(R)).

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust consists of multiple portfolios. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund. Templeton Investment Counsel, LLC is the investment adviser and Franklin Templeton Investment Management Limited is the Subadviser for the Templeton Foreign Securities Fund. The following Class 1 portfolios are available under the contract:

TEMPLETON DEVELOPING MARKETS SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks long-term capital appreciation. The Fund normally invests at least 80% of its net assets in emerging market investments and normally invests primarily to predominantly in equity securities.

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets and normally invests predominately in equity securities.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contracts.

CYCLICAL GROWTH ETF PORTFOLIO (CLASS B)

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks growth of capital.

CYCLICAL GROWTH AND INCOME ETF PORTFOLIO (CLASS B)

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks growth of capital and income.

LAZARD MID-CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: Seeks long-term capital appreciation.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO (formerly Legg Mason Aggressive Growth Portfolio)

SUBADVISER: ClearBridge Advisors, LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO (CLASS B)

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks to provide high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and income without excessive fluctuations in the market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: Seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/AIM CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: A I M Capital Management, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: A I M Capital Management, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: Seeks capital appreciation.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

SUBADVISER: Neuberger Berman Management, Inc.

INVESTMENT OBJECTIVE: Seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO (CLASS B)

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks to provide long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO (CLASS B)

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: Seeks long-term capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: Seeks capital growth and income.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers, LLC has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

BLACKROCK STRATEGIC VALUE PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: Seeks high total return, consisting principally of capital appreciation.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P.

INVESTMENT OBJECTIVE: Seeks growth of capital.

FI INTERNATIONAL STOCK PORTFOLIO (CLASS B)

SUBADVISER: Fidelity Management & Research Company

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

JENNISON GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: MetLife Investment Advisors Company, LLC

INVESTMENT OBJECTIVE: Seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a trust with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

PIMCO VIT HIGH YIELD PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

PIMCO VIT LOW DURATION PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio seeks maximum total return consistent with preservation of capital and prudent investment management.

PIMCO VIT STOCKSPLUS(R) GROWTH AND INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio seeks to achieve a total return which exceeds that of the Standard & Poor's 500 Index (S&P 500).

PUTNAM VARIABLE TRUST (CLASS IA)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following portfolios are available under the contract:

PUTNAM VT GROWTH AND INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

PUTNAM VT VISTA FUND


INVESTMENT OBJECTIVE: Seeks capital appreciation.

RUSSELL INVESTMENT FUNDS

Russell Investment Funds is managed by Frank Russell Investment Management Company. Russell Investment Funds is a mutual fund with five portfolios, each with its own investment objective. The following portfolios are available under the contract:

AGGRESSIVE EQUITY FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

CORE BOND FUND

INVESTMENT OBJECTIVE: Seeks to provide current income and the preservation of capital.

MULTI-STYLE EQUITY FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

NON-U.S. FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

REAL ESTATE SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks to provide current income and long term capital growth.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

ADVISER: Met Investors Advisory LLC

INVESTMENT OBJECTIVE: Seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

ADVISER: Met Investors Advisory LLC

INVESTMENT OBJECTIVE: Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.

MET INVESTORS SERIES TRUST -- GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B)

STRATEGIC GROWTH AND INCOME PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks both growth of capital and income where growth takes precedence over income.

STRATEGIC CONSERVATIVE GROWTH PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks primarily growth of capital with a level of risk expected to be less than that of an investor fully invested in stocks.

STRATEGIC GROWTH PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks growth of capital.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 2. PORTFOLIOS AVAILABLE WITH YOUR CONTRACT

If you purchased the RUSSELL-SELECT VARIABLE ANNUITY, the following portfolios are available:

METROPOLITAN SERIES FUND, INC.

   BlackRock Money Market Portfolio (Class A)

RUSSELL INVESTMENT FUNDS

   Aggressive Equity Fund
   Core Bond Fund
   Multi-Style Equity Fund
   Non-U.S. Fund
   Real Estate Securities Fund
--------------------------------------------------------------------------------

If you purchased the CUSTOM-SELECT VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (SERIES I)

   AIM V.I. International Growth Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

   Templeton Developing Markets Securities Fund Templeton Foreign Securities
   Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

   Cyclical Growth ETF Portfolio (Class B)
   Cyclical Growth and Income ETF Portfolio (Class B)
   Lazard Mid-Cap Portfolio
   Legg Mason Partners Aggressive Growth Portfolio
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid-Cap Value Portfolio
   Met/AIM Capital Appreciation Portfolio
   Met/AIM Small Cap Growth Portfolio
   MetLife Defensive Strategy Portfolio (Class B)
   MetLife Moderate Strategy Portfolio (Class B)
   MFS(R) Research International Portfolio
   Neuberger Berman Real Estate Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Total Return Portfolio
   Strategic Growth and Income Portfolio (Class B)
   Strategic Conservative Growth Portfolio (Class B)
   Strategic Growth Portfolio (Class B)
   Van Kampen Comstock Portfolio (Class B)
   Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)

   BlackRock Bond Income Portfolio
   BlackRock Money Market Portfolio
   Capital Guardian U.S. Equity Portfolio
   T. Rowe Price Large Cap Growth Portfolio
   T. Rowe Price Small Cap Growth Portfolio
   Western Asset Management Strategic Bond Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IA)

   Putnam VT Growth and Income Fund
   Putnam VT Vista Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*
   DWS Government & Agency Securities VIP
     (Class A) 5/1/02
   Capital Guardian U.S. Equity Portfolio
     (Class B) 11/19/04
   Third Avenue Small Cap Value Portfolio
     (Class A) 5/1/05
--------------------------------------------------------------------------------

If you purchased the NAVIGATOR-SELECT VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (SERIES I)

   AIM V.I. International Growth Fund

FIDELITY(R) VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

   VIP Equity-Income Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

   Templeton Developing Markets Securities Fund
   Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

   Cyclical Growth ETF Portfolio (Class B)
   Cyclical Growth and Income ETF Portfolio (Class B)
   Lazard Mid-Cap Portfolio
   Legg Mason Partners Aggressive Growth Portfolio
   Legg Mason Value Equity Portfolio (Class B)
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid-Cap Value Portfolio
   Met/AIM Capital Appreciation Portfolio
   Met/AIM Small Cap Growth Portfolio
   MetLife Defensive Strategy Portfolio (Class B)
   MetLife Moderate Strategy Portfolio (Class B)
   MFS(R) Research International Portfolio
   Neuberger Berman Real Estate Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Total Return Portfolio
   Strategic Growth and Income Portfolio (Class B)
   Strategic Conservative Growth Portfolio (Class B)
   Strategic Growth Portfolio (Class B)
   T. Rowe Price Mid-Cap Growth Portfolio (Class B)
   Third Avenue Small Cap Value Portfolio (Class B)
   Van Kampen Comstock Portfolio (Class B)
   Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

   BlackRock Bond Income Portfolio
   BlackRock Money Market Portfolio
   BlackRock Strategic Value Portfolio (Class B)
   Capital Guardian U.S. Equity Portfolio
   Davis Venture Value Portfolio (Class E)
   FI International Stock Portfolio (Class B)
   Franklin Templeton Small Cap Growth Portfolio
     (Class B)
   Jennison Growth Portfolio (Class B)
   MetLife Stock Index Portfolio
   T. Rowe Price Large Cap Growth Portfolio
   T. Rowe Price Small Cap Growth Portfolio
   Western Asset Management Strategic Bond Opportunities Portfolio

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

   PIMCO VIT High Yield Portfolio
   PIMCO VIT Low Duration Portfolio
   PIMCO VIT StocksPLUS(R) Growth and Income
     Portfolio

PUTNAM VARIABLE TRUST (CLASS IA)

   Putnam VT Growth and Income Fund
   Putnam VT Vista Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*

   DWS Government & Agency Securities VIP
     (Class A) 5/1/02
   DWS Dreman Small Cap Value VIP
     (Class A) 5/1/02
   T. Rowe Price Mid-Cap Growth Portfolio
     (Class A) 5/1/04
   Lord Abbett Growth and Income Portfolio
     (Class B) 5/1/04
   Capital Guardian U.S. Equity Portfolio
     (Class B) 11/19/04
   PIMCO VIT Total Return Portfolio
     (Administrative Class) 11/19/04
   Third Avenue Small Cap Value Portfolio
     (Class A) 5/1/05
   Lord Abbett Bond Debenture Portfolio (Class B) 5/1/05
   T. Rowe Price Large Cap Growth Portfolio
     (Class B) 5/1/06
--------------------------------------------------------------------------------

* These portfolios are closed for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing).

                      METLIFE INVESTORS INSURANCE COMPANY

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                       NAVIGATOR SELECT VARIABLE ANNUITY
                        CUSTOM SELECT VARIABLE ANNUITY
                             COVA VARIABLE ANNUITY
                        FIRSTAR SUMMIT VARIABLE ANNUITY
                       PREMIER ADVISOR VARIABLE ANNUITY
                        DESTINY SELECT VARIABLE ANNUITY
                           PREVAIL VARIABLE ANNUITY
                        COVA SERIES A VARIABLE ANNUITY

                      SUPPLEMENT DATED DECEMBER 29, 2006
                                      TO
                      THE PROSPECTUSES DATED MAY 1, 2006
               (PROSPECTUS DATED MAY 1, 2000 FOR COVA SERIES A)

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                       NAVIGATOR SELECT VARIABLE ANNUITY
                        CUSTOM SELECT VARIABLE ANNUITY
                             COVA VARIABLE ANNUITY
                       PREMIER ADVISOR VARIABLE ANNUITY
                        COVA SERIES A VARIABLE ANNUITY

                      SUPPLEMENT DATED DECEMBER 29, 2006
                                      TO
                    THE PROSPECTUSES DATED NOVEMBER 9, 2006

MetLife Investors Insurance Company (the "Company") has filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow the Company to remove certain investment portfolios ("Existing Funds") and substitute new investment portfolios ("Replacement Funds") as shown below. The Replacement Funds are portfolios of Met Investors Series Trust or Metropolitan Series Fund, Inc. To the extent that a Replacement Fund is not currently available as an investment portfolio under your Contract, such Replacement Fund will be added as an investment portfolio on or before the date of the substitution. Please retain this supplement and keep it with the prospectus for future reference.

To the extent required by law, approval of the proposed substitutions is being obtained from the state insurance regulators in certain jurisdictions.

The Company believes that the proposed substitutions are in the best interest of Contract Owners. In each case, the Replacement Fund will have at least similar investment objectives and policies as the Existing Fund. The Company will bear all expenses related to the substitutions, and they will have no tax consequences for you. The Company anticipates that, if such order is granted, the proposed substitutions will occur on or about May 1, 2007.

The proposed substitution and respective adviser and/or sub-adviser for all of the Contracts listed above are:

    EXISTING FUND AND CURRENT ADVISER       REPLACEMENT FUND AND SUB-ADVISER

    AIM Variable Insurance Funds - AIM    Met Investors Series
      V.I. Capital (right arrow)            Trust - Met/AIM Capital
    Appreciation Fund (Series I)          Appreciation Portfolio (Class A)
    A I M Advisors, Inc.                  A I M Capital Management, Inc.

The proposed substitution and respective adviser and/or sub-adviser for the Navigator Select Variable Annuity, the Custom Select Variable Annuity and the Destiny Select Variable Annuity only are:

   EXISTING FUND AND CURRENT ADVISER       REPLACEMENT FUND AND SUB-ADVISER

   DWS Variable Series II - DWS Small    Metropolitan Series Fund, Inc. - T.
     Cap Growth (right arrow)              Rowe Price
   VIP (Class A)                         Small Cap Growth Portfolio (Class A)
   Deutsche Investment Management        T. Rowe Price Associates, Inc.
     Americas Inc.

Please note that:

.. No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitutions.

.. The elections you have on file for allocating your Contract Value and Purchase Payments will be redirected to the Replacement Funds unless you change your elections and transfer your Contract Value before the substitutions take place.

.. You may transfer amounts in your Contract among the investment portfolios and the fixed option as usual. The substitutions will not be treated as transfers for purposes of the transfer provisions of your Contract, subject to the Company's restrictions on transfers to prevent or limit "market timing" and excessive trading activities by Contract Owners or agents of Contract Owners.

.. If you make one transfer from one of the above Existing Funds before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution.

.. On the effective date of the substitutions, your Contract Value in the investment portfolios will be the same as before the substitutions. However, the number of units you receive in the Replacement Funds will be different from the number of units in your Existing Funds, due to the difference in unit values.

..  There will be no tax consequences to you.

Following the substitutions, we will send you a prospectus for Met Investors Series Trust and/or Metropolitan Series Fund, Inc., as well as notice of the actual date of the substitutions and confirmation of transfers.

Please contact your registered representative if you have any questions.

                                                                      THE FIXED
                                                           AND VARIABLE ANNUITY
                                                                      ISSUED BY
                                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                                                                            AND
                                            METLIFE INVESTORS INSURANCE COMPANY
    This prospectus describes the Fixed and Variable Annuity Contract issued by MetLife Investors Insurance Company (MetLife Investors, we or us). The contract is not available for new sales. However, you can continue to make additional purchase payments to your contract.
The annuity contract has many investment choices - a fixed account which offers an interest rate which is guaranteed by MetLife Investors, and the available investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios (except as noted). CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT.
      APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR
                                                                      CONTRACT.
AIM VARIABLE INSURANCE FUNDS (SERIES 1):
   AIM V.I. International Growth Fund
FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2):
   VIP Equity-Income Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1):
   Templeton Developing Markets
   Securities Fund
   Templeton Foreign Securities Fund
MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED)):
   Cyclical Growth ETF Portfolio (Class B)
   Cyclical Growth and Income ETF Portfolio (Class B)
   Legg Mason Aggressive Growth Portfolio (formerly Janus Aggressive Growth Portfolio)
   Legg Mason Value Equity Portfolio (Class B)
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid-Cap Value Portfolio
   Met/AIM Capital Appreciation Portfolio
   Met/AIM Small Cap Growth Portfolio
   Met/Putnam Capital Opportunities Portfolio
   MFS(R) Research International Portfolio
   Neuberger Berman Real Estate Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Total Return Portfolio
   T. Rowe Price Mid-Cap Growth Portfolio (Class B)
   Third Avenue Small Cap Value Portfolio (Class B)
   Van Kampen Comstock Portfolio (Class B)
   Van Kampen Mid-Cap Growth Portfolio (formerly Lord Abbett Growth Opportunities Portfolio)
MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):
   MetLife Defensive Strategy Portfolio*
   MetLife Moderate Strategy Portfolio*
MET INVESTORS SERIES TRUST - GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B):
   Strategic Conservative Growth Portfolio*
   Strategic Growth and Income Portfolio*
   Strategic Growth Portfolio*
METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED)):
   BlackRock Bond Income Portfolio
   BlackRock Money Market Portfolio
   BlackRock Strategic Value Portfolio (Class B)
   Capital Guardian U.S. Equity Portfolio
   Davis Venture Value Portfolio (Class E)
   FI International Stock Portfolio (Class B)
   Franklin Templeton Small Cap Growth Portfolio (Class B)
   Jennison Growth Portfolio (Class B)
   MetLife Stock Index Portfolio
   T. Rowe Price Large Cap Growth Portfolio
   T. Rowe Price Small Cap Growth Portfolio
   Western Asset Management Strategic Bond Opportunities Portfolio
     (formerly Salomon Brothers Strategic Bond Opportunities Portfolio)
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS):
   PIMCO VIT High Yield Portfolio
   PIMCO VIT Low Duration Portfolio
   PIMCO VIT StocksPLUS(R) Growth and Income Portfolio
PUTNAM VARIABLE TRUST (CLASS IA):
   Putnam VT Growth and Income Fund
   Putnam VT Vista Fund
RUSSELL INVESTMENT FUNDS:
   Aggressive Equity Fund
   Core Bond Fund
   Multi-Style Equity Fund
   Non-U.S. Fund
   Real Estate Securities Fund

*These Portfolios are expected to be available on or about November 13, 2006. Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Fixed and Variable Annuity Contract.
To learn more about the MetLife Investors Fixed and Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 28 of this prospectus. For a free copy of the SAI, call us at (800) 989-3752 or write us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.
The Contracts:
..  are not bank deposits
..  are not FDIC insured
..  are not insured by any federal government agency
..  are not guaranteed by any bank or credit union
..  may be subject to loss of principal
THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The contracts described in this prospectus were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company.
November 9, 2006

                            TABLE OF CONTENTS  PAGE

                  INDEX OF SPECIAL TERMS..................  2

                  SUMMARY.................................  3

                  FEE TABLES AND EXAMPLES.................  5

                  1. THE ANNUITY CONTRACT................. 10
                     Market Timing........................ 10

                  2. ANNUITY PAYMENTS (THE INCOME
                     PHASE)............................... 10
                     Annuity Date......................... 10
                     Annuity Payments..................... 10
                     Annuity Options...................... 11

                  3. PURCHASE............................. 12
                     Purchase Payments.................... 12
                     Allocation of Purchase Payments...... 12
                     Accumulation Units................... 12

                  4. INVESTMENT OPTIONS................... 12
                     Transfers............................ 15
                     Market Timing........................ 15
                     Dollar Cost Averaging Program........ 17
                     Automatic Rebalancing Program........ 17
                     Voting Rights........................ 18
                     Substitution......................... 18

                  5. EXPENSES............................. 18
                     Insurance Charges.................... 19
                     Contract Maintenance Charge.......... 19
                     Withdrawal Charge.................... 19
                     Reduction or Elimination of the
                      Withdrawal Charge................... 20
                     Premium Taxes and Other Taxes........ 20
                     Transfer Fee......................... 20
                     Investment Portfolio Expenses........ 20

                  6. ACCESS TO YOUR MONEY................. 20
                     Systematic Withdrawal Program........ 21
                     Suspension of Payments or Transfers.. 21

                  7. PERFORMANCE.......................... 21

                  8. DEATH BENEFIT........................ 22
                     Upon Your Death...................... 22
                     Death of Annuitant................... 23
                     Controlled Payout.................... 23

                  9. FEDERAL INCOME TAX STATUS............ 23
                     Taxation of Non-Qualified Contracts.. 23
                     Taxation of Qualified Contracts...... 25
                     Foreign Tax Credits.................. 26
                     Possible Tax Law Changes............. 27

                                      PAGE

                  10. OTHER INFORMATION...................  27
                     MetLife Investors....................  27
                     The Separate Account.................  28
                     Distributor..........................  28
                     Selling Firms........................  28
                     Ownership............................  29
                     Beneficiary..........................  29
                     Assignment...........................  29
                     Financial Statements.................  29

                  TABLE OF CONTENTS OF THE STATEMENT OF
                  ADDITIONAL INFORMATION..................  29

                  APPENDIX A
                     Condensed Financial Information...... A-1

                  APPENDIX B
                     Participating Investment Portfolios.. B-1

INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                               PAGE
                           Accumulation Phase.... 10
                           Accumulation Unit..... 12
                           Annuitant............. 10
                           Annuity Date.......... 10
                           Annuity Options....... 11
                           Annuity Payments...... 10
                           Annuity Unit.......... 12
                           Beneficiary........... 29
                           Fixed Account......... 10
                           Income Phase.......... 10
                           Investment Portfolios. 12
                           Joint Owner........... 29
                           Non-Qualified......... 23
                           Owner................. 29
                           Purchase Payment...... 12
                           Qualified............. 23
                           Tax Deferral.......... 10

SUMMARY

THE SECTIONS IN THIS SUMMARY CORRESPOND TO SECTIONS IN THIS PROSPECTUS WHICH DISCUSS THE TOPICS IN MORE DETAIL.

1.  THE ANNUITY CONTRACT:

The fixed and variable annuity contract issued by MetLife Investors is a contract between you, the owner, and MetLife Investors, an insurance company. The contract provides a means for investing on a tax-deferred basis. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options. New contracts are no longer offered by MetLife Investors.

This contract offers investment portfolios. These portfolios are designed to offer a potentially better return than the fixed account. However, this is NOT guaranteed. You can also lose your money. See Appendix B for a list of the portfolios available with your contract.

The fixed account offers an interest rate that is guaranteed by the insurance company, MetLife Investors. While your money is in the fixed account, the interest your money will earn as well as your principal is guaranteed by MetLife Investors.

You can put money in up to 15 of the investment portfolios and the fixed account. Except as otherwise limited by MetLife Investors (see "Investment Options - Market Timing"), you can transfer between accounts up to 12 times a year without charge or tax implications.

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The income phase occurs when you begin receiving regular payments from your contract.

The amount of money you are able to accumulate in your account during the accumulation phase will determine, in part, the amount of income payments during the income phase.

2.  ANNUITY PAYMENTS (THE INCOME PHASE):

If you want to receive regular income from your annuity, you can choose an annuity option. Once you begin receiving regular payments, you cannot change your payment plan. During the income phase, you have the same investment choices you had during the accumulation phase. You can choose to have payments come from the fixed account, the investment portfolios or both. If you choose to have any part of your payments come from the investment portfolios, the dollar amount of your payments may go up or down.

3.  PURCHASE:

Currently, this contract is not available for new sales. However, you can add $500 or more any time you like during the accumulation phase. The contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to people in high federal and state income tax brackets.

4.  INVESTMENT OPTIONS:

You can put your money in the investment portfolios which are briefly described in Appendix B and more fully described in the prospectuses for the funds. Currently, you can only invest in 15 investment portfolios at any one time. Depending upon market conditions and the performance of the portfolio(s) you select, you can make or lose money in any of these portfolios. CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.

5.  EXPENSES:

The contract has insurance features and investment features, and there are costs related to each.

.. Each year MetLife Investors deducts a $30 contract maintenance charge from your contract. During the accumulation phase, MetLife Investors currently waives this charge if the value of your contract is at least $50,000.

.. MetLife Investors also deducts for its insurance charges which total 1.40% of the average daily value of your contract allocated to the investment portfolios.

.. If you take your money out, MetLife Investors may assess a withdrawal charge which is equal to 5% of the purchase payment you withdraw. After MetLife Investors has had a purchase payment for 5 years, there is no charge by MetLife Investors for a withdrawal of that purchase payment.

..  When you begin receiving regular income payments from your annuity, MetLife
   Investors will assess a state premium tax charge, if applicable, which ranges from 0% - 3.5% depending upon the state.

.. The first 12 transfers in a year are free. After that, a transfer fee of $25 or 2% of the amount transferred (whichever is less) is assessed.

.. There are also investment charges which currently range from 0.29% to 4.54% of the average daily value of the investment portfolio (before reimbursement or waiver), depending upon the investment portfolio.

6.  ACCESS TO YOUR MONEY:

You can take money out at any time during the accumulation phase. After the first contract year, you can take up to 10% of your total purchase payments each year without charge from MetLife Investors. Withdrawals of purchase payments in excess of that may be charged a withdrawal charge, depending on how long your money has been in the contract. However, MetLife Investors will never assess a withdrawal charge on earnings you withdraw. Earnings are defined as the value in your contract minus the remaining purchase payments in your contract. Of course, you may also have to pay income tax and a tax penalty on any money you take out.

7.  DEATH BENEFIT:

If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit.

8.  OTHER INFORMATION:

NO PROBATE. In most cases, when you die, the person you choose as your beneficiary will receive the death benefit without going through probate.

ADDITIONAL FEATURES. This contract has additional features you might be interested in. These include:

.. You can arrange to have money automatically sent to you each month while your contract is still in the accumulation phase. Of course, you'll have to pay taxes on money you receive. We call this feature the Systematic Withdrawal Program.

.. You can arrange to have a regular amount of money automatically invested in investment portfolios each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

.. You can arrange to automatically readjust the money between investment portfolios periodically to keep the blend you select. We call this feature Automatic Rebalancing.

.. Under certain circumstances, MetLife Investors will give you your money without a withdrawal charge if you need it while you're in a nursing home. We call this feature the Nursing Home Waiver.

These features may not be suitable for your particular situation.

9.  TAXES:

Your earnings are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the income phase are considered partly a return of your original investment. That part of each payment is not taxable as income.

10. INQUIRIES:

If you need more information, please contact the Annuity Service Center at:

                    MetLife Investors Distribution Company
                                P.O. Box 10366
                           Des Moines, IA 50306-0366
                                (800) 343-8496

FEE TABLES AND EXAMPLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS.
STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.
--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES TABLE

             WITHDRAWAL CHARGE (Note 1)    5%
             (as a percentage of purchase
             payments)
             TRANSFER FEE (Note 2)         $0  (First 12 per year)
                                           Thereafter $25 or 2%
                                           of transfer, whichever
                                           is less.

--------------------------------------------------------------------------------
Note 1. The withdrawal charge is 5% of the purchase payment. After we have the purchase payment for 5 years there is no charge for withdrawal of that purchase payment. See "Expenses -- Withdrawal Charge" for 10% free withdrawal amount.

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is the lesser of $25 or 2% of the transfer. MetLife Investors will not charge you for the transfer fee even if there are more than 12 transfers in a year if the transfer is for dollar cost averaging or automatic rebalancing programs.

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

PERIODIC FEES AND EXPENSES TABLE

                   CONTRACT MAINTENANCE CHARGE (Note 1)  $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges) (as a percentage of average account value in the Separate Account)

                 Mortality and Expense Charge            1.25%
                 Administration Expense Charge           0.15%
                                                         -----
                 Total Separate Account Product Charges  1.40%

--------------------------------------------------------------------------------
Note 1. During the accumulation phase, we will not charge the contract maintenance charge if the value of your account is $50,000 or more, although, if you make a complete withdrawal, we will charge the contract maintenance charge.

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED
BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.
--------------------------------------------------------------------------------

TOTAL ANNUAL INVESTMENT                                                 MINIMUM MAXIMUM
PORTFOLIO OPERATING                                                       0.29%   4.54%
EXPENSES (expenses that are deducted from investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.

                                                                                                                  TOTAL
                                                                                                                 ANNUAL
                                                                           MANAGEMENT 12B-1/SERVICE    OTHER    PORTFOLIO
                                                                              FEES        FEES      EXPENSES(1) EXPENSES
-------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS (SERIES I)
 AIM V.I. International Growth Fund                                          0.73%        0.00%        0.38%      1.11%
-------------------------------------------------------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)
 VIP Equity-Income Portfolio                                                 0.47%        0.25%        0.09%      0.81%
-------------------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)
 Templeton Developing Markets Securities Fund                                1.24%        0.00%        0.29%      1.53%
 Templeton Foreign Securities Fund                                           0.65%        0.00%        0.17%      0.82%
-------------------------------------------------------------------------------------------------------------------------
MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))
 Legg Mason Aggressive Growth Portfolio                                      0.67%        0.00%        0.05%      0.72%
 Legg Mason Value Equity Portfolio (Class B)(1)                              0.70%        0.25%        3.59%      4.54%
 Lord Abbett Bond Debenture Portfolio                                        0.51%        0.00%        0.05%      0.56%
 Lord Abbett Growth and Income Portfolio(2)                                  0.50%        0.00%        0.04%      0.54%
 Lord Abbett Mid-Cap Value Portfolio                                         0.68%        0.00%        0.08%      0.76%
 Met/AIM Capital Appreciation Portfolio                                      0.76%        0.00%        0.05%      0.81%
 Met/AIM Small Cap Growth Portfolio(3)                                       0.90%        0.00%        0.10%      1.00%
 Met/Putnam Capital Opportunities Portfolio                                  0.85%        0.00%        0.37%      1.22%
 MFS(R) Research International Portfolio(3)                                  0.74%        0.00%        0.22%      0.96%
 Neuberger Berman Real Estate Portfolio                                      0.67%        0.00%        0.03%      0.70%
 Oppenheimer Capital Appreciation Portfolio(3)                               0.59%        0.00%        0.10%      0.69%
 PIMCO Total Return Portfolio(3)                                             0.50%        0.00%        0.07%      0.57%
 T. Rowe Price Mid-Cap Growth Portfolio (Class B)                            0.75%        0.25%        0.07%      1.07%
 Third Avenue Small Cap Value Portfolio (Class B)                            0.75%        0.25%        0.05%      1.05%
 Van Kampen Comstock Portfolio (Class B)                                     0.63%        0.25%        0.05%      0.93%
 Van Kampen Mid-Cap Growth Portfolio                                         0.70%        0.00%        0.29%      0.99%
-------------------------------------------------------------------------------------------------------------------------
METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))
 BlackRock Bond Income Portfolio                                             0.40%        0.00%        0.07%      0.47%
 BlackRock Money Market Portfolio                                            0.35%        0.00%        0.07%      0.42%
 BlackRock Strategic Value Portfolio (Class B)                               0.83%        0.25%        0.06%      1.14%
 Capital Guardian U.S. Equity Portfolio                                      0.67%        0.00%        0.06%      0.73%
 Davis Venture Value Portfolio (Class E)                                     0.72%        0.15%        0.04%      0.91%
 FI International Stock Portfolio (Class B)                                  0.86%        0.25%        0.20%      1.31%
 Franklin Templeton Small Cap Growth Portfolio (Class B)                     0.90%        0.25%        0.23%      1.38%
 Jennison Growth Portfolio (Class B)                                         0.64%        0.25%        0.05%      0.94%
 MetLife Stock Index Portfolio                                               0.25%        0.00%        0.04%      0.29%
 T. Rowe Price Large Cap Growth Portfolio                                    0.60%        0.00%        0.12%      0.72%
 T. Rowe Price Small Cap Growth Portfolio                                    0.51%        0.00%        0.09%      0.60%
 Western Asset Management Strategic Bond Opportunities Portfolio             0.65%        0.00%        0.10%      0.75%

                                                                                              TOTAL
                                                                                             ANNUAL
                                                       MANAGEMENT 12B-1/SERVICE    OTHER    PORTFOLIO
                                                          FEES        FEES      EXPENSES(1) EXPENSES
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)
 PIMCO VIT High Yield Portfolio                          0.25%        0.00%        0.50%      0.75%
 PIMCO VIT Low Duration Portfolio                        0.25%        0.00%        0.40%      0.65%
 PIMCO VIT StocksPLUS(R) Growth and Income Portfolio     0.35%        0.00%        0.25%      0.60%
-----------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IA)
 Putnam VT Growth and Income Fund                        0.49%        0.00%        0.05%      0.54%
 Putnam VT Vista Fund                                    0.65%        0.00%        0.09%      0.74%
-----------------------------------------------------------------------------------------------------
RUSSELL INVESTMENT FUNDS
 Aggressive Equity Fund                                  0.95%        0.00%        0.18%      1.13%
 Core Bond Fund                                          0.60%        0.00%        0.12%      0.72%
 Multi-Style Equity Fund                                 0.78%        0.00%        0.09%      0.87%
 Non-U.S. Fund                                           0.95%        0.00%        0.31%      1.26%
 Real Estate Securities Fund                             0.85%        0.00%        0.06%      0.91%

                                                                                                                    TOTAL
                                                                                                                    ANNUAL
                                                                                                                  PORTFOLIO
                                                                                                                   EXPENSES
                                                                                                           NET    INCLUDING
                                                                                    TOTAL   CONTRACTUAL   TOTAL    EXPENSES
                                                                                   ANNUAL     EXPENSE    ANNUAL       OF
                                             MANAGEMENT 12B-1/SERVICE    OTHER    PORTFOLIO SUBSIDY OR  PORTFOLIO UNDERLYING
                                                FEES        FEES      EXPENSES(1) EXPENSES   DEFERRAL   EXPENSES  PORTFOLIOS
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
MET INVESTORS SERIES TRUST (CLASS B)
 Cyclical Growth ETF Portfolio(4)(5)           0.45%        0.25%        1.89%      2.59%      0.00%      2.59%     2.97%
 Cyclical Growth and Income ETF
   Portfolio(4)(5)                             0.45%        0.25%        3.03%      3.73%      0.00%      3.73%     4.06%
MET INVESTORS SERIES TRUST - METLIFE ASSET
  ALLOCATION PROGRAM (CLASS B)
 MetLife Defensive Strategy Portfolio(6)(7)    0.10%        0.25%        0.05%      0.40%      0.00%      0.40%     1.04%
 MetLife Moderate Strategy Portfolio(6)(7)     0.09%        0.25%        0.01%      0.35%      0.00%      0.35%     1.01%
MET INVESTORS SERIES TRUST - GALLATIN ASSET
  ALLOCATION PORTFOLIOS (CLASS B)
 Strategic Conservative Growth
   Portfolio(8)(9)                             0.15%        0.25%        0.13%      0.53%      0.13%      0.40%     1.45%
 Strategic Growth and Income
   Portfolio(8)(9)                             0.15%        0.25%        0.13%      0.53%      0.13%      0.40%     1.31%
 Strategic Growth Portfolio(8)(9)              0.15%        0.25%        0.13%      0.53%      0.13%      0.40%     1.63%

Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolio through April 30, 2007 (excluding optional extensions). Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. The information provided is for the year ended December 31, 2005.

(1)Total Annual Portfolio Expenses for the Legg Mason Value Equity Portfolio are annualized based on the Portfolio's November 1, 2005 start date.

(2)The management fee has been restated to reflect a new management fee schedule that became effective on January 1, 2006.
(3)Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers of portfolio expenses. The amounts repaid per portfolio are: 0.04% for the Met/AIM Small Cap Growth Portfolio; 0.05% for the MFS Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; and 0.01% for the PIMCO Total Return Portfolio.
(4)Total Annual Portfolio Expenses for the Cyclical Growth ETF Portfolio and the Cyclical Growth and Income ETF Portfolio are annualized based on the Portfolios October 1, 2005 start date.
(5)Each Portfolio was designed on established principles of asset allocation. Each Portfolio will primarily invest its assets in other investment companies known as exchange-traded funds ("Underlying ETFs"). As an investor in an Underlying ETF or other investment company, the Portfolio also will bear its pro rata portion of the operating expenses of that Underlying ETF or other investment company. The expenses of the Underlying ETFs and other investment companies are: 0.38% for Cyclical Growth ETF Portfolio and 0.33% for the Cyclical Growth and Income ETF Portfolio. The expenses of the Underlying ETFs and other investment companies are based upon the weighted average of the total operating expenses of the Underlying ETFs or other investment company for the year ended December 31, 2005 (or in the case of Vanguard(R) U.S. Sector Index Funds, for the fiscal year ended August 31,
   2005) according to such Underlying ETFs' and other investment companies' allocation targets in place as of December 31, 2005. See the prospectus for the Portfolios for a description of the allocation targets for each Portfolio.
(6)Management fees have been restated to reflect a new fee schedule that became effective on May 1, 2005. Each MetLife Asset Allocation Program Portfolio invests substantially all of its assets in other underlying portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. As an investor in an underlying portfolio, each Portfolio bears its pro rata portion of the operating expenses of that underlying investment portfolio, including the management fee. The weighted average of the total operating expenses of the underlying portfolios as of December 31, 2005 was 0.64% for the MetLife Defensive Strategy Portfolio and 0.66% for the MetLife Moderate Strategy Portfolio. The net total annual portfolio expenses of the Portfolios are 0.80% for the Cyclical Growth and Income ETF Portfolio and 0.80% for the Cyclical Growth ETF Portfolio. Net total annual portfolio expenses reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of the Portfolios have agreed to waive and/or pay expenses of the Portfolios. Each of these contractual arrangements is in effect until at least April 30, 2007 (excluding optional extensions). The net total annual portfolio expenses including expenses of underlying portfolios are 1.13% for the Cyclical Growth and Income ETF Portfolio and 1.18% for the Cyclical Growth ETF Portfolio.
(7)A contractual expense limitation arrangement is in effect until at least April 30, 2007 with respect to the MetLife Defensive Strategy Portfolio. After this expense limitation, the net total annual operating expenses of the MetLife Defensive Strategy Portfolio are 0.35% and the net total annual operating expenses including expenses of underlying portfolios are 0.99%.
(8)Total annual portfolio expenses are estimated for the year ending December 31, 2007. Each Gallatin Asset Allocation Portfolio will invest substantially all of its assets in other underlying portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. As an investor in an underlying portfolio, the Portfolio also will bear its pro rata portion of the operating expenses of that underlying portfolio, including the management fee. The expenses of the underlying portfolios are based upon the weighted average of the total operating expenses of the underlying portfolios (before any applicable expense limitations) for the year ended December 31, 2005 (or in the case of an underlying portfolio not in existence on December 31, 2005, estimated expenses for the year ending December 31, 2006), according to the Portfolio's allocation targets in place as of the date of the Portfolio prospectus. (See the Portfolio prospectus for a description of each Portfolio's allocation target.) After any applicable expense limitations, the estimated weighted average of the total operating expenses of the underlying portfolios is: 0.71% for the Strategic Growth and Income Portfolio; 0.80% for the Strategic Conservative Growth Portfolio; and 0.86% for the Strategic Growth Portfolio. The estimated total operating expenses of the Portfolios, including the weighted average of the total operating expenses of the underlying portfolios, after any applicable expense limitations, are: 1.11% for the Strategic Growth and Income Portfolio, 1.20% for the Strategic Conservative Growth Portfolio and 1.26% for the Strategic Growth Portfolio. The expense limitation arrangements reflected in the Contractual Expense Subsidy or Deferral column are in effect until at least April 30, 2008.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE REIMBURSEMENT AND/OR WAIVER). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:

                                               Time Periods
         1 year                      3 years                     5 years                    10 years
---------------------------------------------------------------------------------------------------------------
        (a)$1,095                   (a)$2,214                   (a)$3,359                   (a)$5,662
        (b)$  676                   (b)$  994                   (b)$1,386                   (b)$2,032

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:

                                               Time Periods
         1 year                      3 years                     5 years                    10 years
---------------------------------------------------------------------------------------------------------------
         (a)$595                    (a)$1,764                   (a)$2,909                   (a)$5,662
         (b)$176                    (b)$  544                   (b)$  936                   (b)$2,032

The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples.

1.  THE ANNUITY CONTRACT

This Prospectus describes the Fixed and Variable Annuity Contract issued by MetLife Investors. Currently, MetLife Investors is not offering this contract for new sales. However, you can continue to make additional purchase payments to your contract.

An annuity is a contract between you, the owner, and an insurance company (in this case MetLife Investors), where the insurance company promises to pay an income to you, in the form of annuity payments, beginning on a designated date that is at least 30 days in the future. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from TAX DEFERRAL. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolios you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion.

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by MetLife Investors. MetLife Investors guarantees that the interest rate credited to the fixed account will not be less than 4% per year. If you select the fixed account, your money will be placed with the other general assets of MetLife Investors, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase.

As owner of the contract, you exercise all interest and rights under the contract. You can change the owner at any time by notifying MetLife Investors in writing. You and your spouse can be named joint owners. We have described more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other Contract Owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by Contract Owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."

2.  ANNUITY PAYMENTS (THE INCOME PHASE)

ANNUITY DATE

Under the contract you can receive regular income payments (referred to as annuity payments). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month.

We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Your annuity date cannot be any earlier than one month after you buy the contract.

ANNUITY PAYMENTS

You will receive ANNUITY PAYMENTS during the income phase. In general, annuity payments must begin by the annuitant's 85th birthday or 10 years from the date the contract was issued, whichever is later (this requirement may differ slightly for special programs and may be changed by us). The ANNUITANT is the person whose life we look to when we make annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the:

..  fixed account,

..  the investment portfolio(s), or

..  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) on the annuity date,

2) the 3% assumed investment rate used in the annuity table for the contract, and

3) the performance of the investment portfolios you selected.

If the actual performance exceeds the 3% assumed investment rate, your annuity payments will increase. Similarly, if the actual investment rate is less than 3%, your annuity payments will decrease.

Annuity payments are made monthly unless you have less than $5,000 to apply toward a payment. In that case, MetLife Investors may provide your annuity payment in a single lump sum. Likewise, if your annuity payments would be less than $100 a month, MetLife Investors has the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 which provides a life annuity with 10 years of guaranteed payments.

You can choose one of the following annuity options or any other annuity option acceptable to MetLife Investors. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make an annuity payment each month so long as the annuitant is alive. After the annuitant dies, we stop making annuity payments. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.


OPTION 2. LIFE ANNUITY WITH 5, 10 OR 20 YEARS GUARANTEED. Under this option, we will make an annuity payment each month so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than the selected guaranteed period, we will then continue to make annuity payments for the rest of the guaranteed period to the beneficiary. If the beneficiary does not want to receive annuity payments, he or she can ask us for a single lump sum.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments each month so long as the annuitant and a second person are both alive. When either of these people dies, we will continue to make annuity payments, so long as the survivor continues to live. The amount of the annuity payments we will make to the survivor can be equal to 100%, 66 2/3% or 50% of the amount that we would have paid if both were alive. If both Annuitants die after the first payment and before the second payment, then we will make only one payment.

In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the contract value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. See "Federal Income Tax Status." We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as the beneficiary of a deceased person's IRA, you must take distribution of the contract value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

3.  PURCHASE

PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The maximum aggregate purchase payments we accept is $1 million without our prior approval. You can make additional purchase payments of $500 or more during the accumulation phase. MetLife Investors reserves the right to reject any purchase payment.

ALLOCATION OF PURCHASE PAYMENTS

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise.

If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 P.M. Eastern Time.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an ANNUITY UNIT.

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the value of a portfolio at the end of the current business day by the value of a portfolio for the previous business day, and

2) multiplying it by one minus the daily amount of the insurance charges and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.

EXAMPLE:

   On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Lord Abbett Bond Debenture Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Bond Debenture Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Bond Debenture Portfolio.


4.  INVESTMENT OPTIONS

The contract offers the INVESTMENT PORTFOLIOS which are listed below for allocation of purchase payments and transfers. CERTAIN PORTFOLIOS LISTED BELOW MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B - PART 2 CONTAINS A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT. You can only invest in 15 investment portfolios at any one time. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE OFFICE, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES & EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV. APPENDIX B CONTAINS A SUMMARY OF THE NAMES OF THE INVESTMENT ADVISERS AND SUBADVISERS OF THE INVESTMENT PORTFOLIOS AND THEIR INVESTMENT OBJECTIVES AND STRATEGIES.

The investment objectives and policies of certain of the investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

An investment portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings
(IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on an investment portfolio with a small asset base. An investment portfolio may not experience similar performance as its assets grow.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with MetLife Investors. Certain investment portfolios may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates, Met Investors Advisory LLC and MetLife Advisers LLC) or subadviser of an investment portfolio or its affiliates may compensate us and/or certain of our affiliates for administrative or other services relating to the investment portfolios. The amount of the compensation is not deducted from investment portfolio assets and does not decrease the investment portfolio's investment return. The amount of the compensation is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or other affiliate) with increased access to persons involved in the distribution of the contracts.

We and certain of our affiliated insurance companies are joint owners of our affiliated investment advisers, Met Investors Advisory LLC and MetLife Advisers LLC, which are formed as "limited liability companies." Our ownership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from an investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in each investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") The payments are deducted from the assets of the investment portfolios and are paid to our Distributor. These payments decrease the investment portfolio's investment return.

HOW WE SELECT THE INVESTMENT PORTFOLIOS. We select the investment portfolios offered through the contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or sub-adviser is one of our affiliates or whether the investment portfolio, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by selling firms through which the contract is sold. We review the investment portfolios periodically and may remove a investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.

AIM VARIABLE INSURANCE FUNDS (SERIES I)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. AIM Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

  AIM V.I. International Growth Fund

FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. is the subadviser for the fund. The following Service Class 2 portfolio is available under the contract:

  VIP Equity-Income Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 portfolios. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund and Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 1 portfolios are available under the contract:

  Templeton Developing Markets Securities Fund
  Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contract:

  Cyclical Growth ETF Portfolio (Class B)
  Cyclical Growth and Income ETF Portfolio (Class B)
  Legg Mason Aggressive Growth Portfolio
  Legg Mason Value Equity Portfolio (Class B)
  Lord Abbett Bond Debenture Portfolio
  Lord Abbett Growth and Income Portfolio
  Lord Abbett Mid-Cap Value Portfolio
  Met/AIM Capital Appreciation Portfolio
  Met/AIM Small Cap Growth Portfolio
  Met/Putnam Capital Opportunities Portfolio
  MetLife Defensive Strategy Portfolio (Class B)
  MetLife Moderate Strategy Portfolio (Class B)
  MFS(R) Research International Portfolio
  Neuberger Berman Real Estate Portfolio
  Oppenheimer Capital Appreciation Portfolio
  PIMCO Total Return Portfolio
  Strategic Growth and Income Portfolio (Class B)
  Strategic Conservative Growth Portfolio (Class B)
  Strategic Growth Portfolio (Class B)
  T. Rowe Price Mid-Cap Growth Portfolio (Class B)
  Third Avenue Small Cap Value Portfolio (Class B)
  Van Kampen Comstock Portfolio (Class B)
  Van Kampen Mid-Cap Growth Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

  BlackRock Bond Income Portfolio
  BlackRock Money Market Portfolio
  BlackRock Strategic Value Portfolio (Class B)
  Capital Guardian U.S. Equity Portfolio
  Davis Venture Value Portfolio (Class E)
  FI International Stock Portfolio (Class B)
  Franklin Templeton Small Cap Growth Portfolio (Class B)
  Jennison Growth Portfolio (Class B)
  MetLife Stock Index Portfolio
  T. Rowe Price Large Cap Growth Portfolio
  T. Rowe Price Small Cap Growth Portfolio
  Western Asset Management Strategic Bond Opportunities Portfolio

PIMCO VARIABLE INSURANCE TRUST
(ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a trust with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

  PIMCO VIT High Yield Portfolio

  PIMCO VIT Low Duration Portfolio
  PIMCO VIT StocksPLUS(R) Growth and Income Portfolio

PUTNAM VARIABLE TRUST (CLASS IA)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IA portfolios are available under the contract:

  Putnam VT Growth and Income Fund
  Putnam VT Vista Fund

RUSSELL INVESTMENT FUNDS

Russell Investment Funds is managed by Frank Russell Investment Management Company. Russell Investment Funds is a mutual fund with five portfolios, each with its own investment objective. The following portfolios are available under the contract:

  Aggressive Equity Fund
  Core Bond Fund
  Multi-Style Equity Fund
  Non-U.S. Fund
  Real Estate Securities Fund

TRANSFERS

You can transfer a portion of your account value among the fixed account and the investment portfolios.

MetLife Investors has reserved the right during the year to terminate or modify the transfer provisions described below, subject to applicable Federal and state laws and regulations. (See "Investment Options - Market Timing.")

TELEPHONE TRANSFERS. You and/or your registered representative on your behalf, can make transfers by telephone, Internet or other means acceptable to MetLife Investors. Telephone transfers will be automatically permitted unless you tell us otherwise. If you own the contract with a joint owner, unless MetLife Investors is instructed otherwise, MetLife Investors will accept instructions from either you or the other owner. MetLife Investors will use reasonable procedures to confirm that instructions given us by telephone are genuine. MetLife Investors may tape record all telephone instructions. We will consider telephone and Internet transfer requests received after 4:00 P.M. Eastern Time to be received the following business day.

TRANSFERS DURING THE ACCUMULATION PHASE. You can make 12 transfers every year during the accumulation phase without charge. We measure a year from the anniversary of the day we issued your contract. You can make a transfer to or from the fixed account and to or from any investment portfolio. If you make more than 12 transfers in a year, there is a transfer fee deducted. The following apply to any transfer during the accumulation phase:

1. Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

2. Your request for transfer must clearly state how much the transfer is for.

3. You cannot make any transfers within 7 calendar days of the annuity date.

TRANSFERS DURING THE INCOME PHASE. You can only make transfers between the investment portfolios once each year. We measure a year from the anniversary of the day we issued your contract. You cannot transfer from the fixed account to an investment portfolio, but you can transfer from one or more investment portfolios to the fixed account at any time.

MARKET TIMING
Frequent requests from Contract Owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the investment portfolio and the reflection of that change in the investment portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring an investment portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the AIM V.I. International Growth, Templeton Developing Markets Securities and Templeton Foreign Securities Funds; the Lord Abbett Bond Debenture, Met/AIM Small Cap Growth, Met/Putnam Capital Opportunities, MFS Research International, Third Avenue Small Cap Value, BlackRock Strategic Value, Franklin Templeton Small Cap Growth, T. Rowe Price Small Cap Growth, Western Asset Management Strategic Bond Opportunities, and PIMCO VIT High Yield Portfolios; and the Russell Aggressive Equity and Non-U.S. Funds), and we monitor transfer activity in those investment portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap and high-yield portfolios, in a 12-month period there were (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving any portfolio in the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those investment portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Contract Owners or other persons who have an interest in the Contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified portfolios under that Contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Contract Owners to avoid such detection. Our ability to restrict such transfer activity may also be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Contract Owners and other persons with interests in the Contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract Owners and other persons with interests in the Contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instruction from the investment portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the investment portfolio.

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In addition, Contract Owners and other persons with interests in the Contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to the other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from the BlackRock Money Market Portfolio or the fixed account (new purchase payments only) to any of the other investment portfolio(s) you select. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Dollar Cost Averaging Program is available only during the accumulation phase. MetLife Investors reserves the right to modify, terminate or suspend the Dollar Cost Averaging Program.

The minimum amount which can be transferred each month is $500. You must have at least $6,000 in the BlackRock Money Market Portfolio or the fixed account, (or the amount required to complete your program, if less) in order to participate in the Dollar Cost Averaging Program. MetLife Investors will waive the minimum transfer amount and the minimum amount required to establish dollar cost averaging if you establish dollar cost averaging for 6 or 12 months at the time you bought the contract.

There is no additional charge for participating in the Dollar Cost Averaging Program. If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee. You may not participate in the Dollar Cost Averaging Program and Automatic Rebalancing Program at the same time. MetLife Investors may, from time to time, offer other dollar cost averaging programs which may have terms different from those described above.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. An automatic rebalancing program is intended to transfer contract value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits nor does it assure that you will not have losses. We will measure these periods from the anniversary of the date we issued your contract. The transfer date will be the 1st day after the end of the period you selected.

The Automatic Rebalancing Program is available only during the accumulation phase. Currently MetLife Investors does not charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

EXAMPLE:

   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Lord Abbett Growth and Income Portfolio. Over the next 2 1/2 months the bond market

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

   does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, MetLife Investors will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Lord Abbett Growth and Income Portfolio to increase those holdings to 60%.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS

The following MetLife Asset Allocation Program Portfolios (Class B) are available under the contract:

..  MetLife Defensive Strategy Portfolio
..  MetLife Moderate Strategy Portfolio

Each of these portfolios is a portfolio of the Met Investors Series Trust. Met Investors Advisory, LLC ("Met Investors Advisory"), an affiliate of ours, is the investment manager of the MetLife Asset Allocation Program Portfolios.

Each portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. (See the fund prospectus for a description of each portfolio's target allocation.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios that may be available for investment and with the selection of an allocation of each portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.

VOTING RIGHTS

MetLife Investors is the legal owner of the investment portfolio shares. However, MetLife Investors believes that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should MetLife Investors determine that it is no longer required to comply with the above, it will vote the shares in its own right.

SUBSTITUTION

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of the future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.

5.  EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

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

INSURANCE CHARGES

Each day, MetLife Investors makes a deduction for its insurance charges. MetLife Investors does this as part of its calculation of the value of the accumulation units and the annuity units. The insurance charge has two parts:

1) the mortality and expense risk premium, and

2) the administrative expense charge.

MORTALITY AND EXPENSE RISK PREMIUM. This charge is equal, on an annual basis, to 1.25% of the daily value of the contracts invested in an investment portfolio, after fund expenses have been deducted. This charge is for all the insurance benefits, e.g., guarantee of annuity rates, the death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then MetLife Investors will bear the loss. MetLife Investors does, however, expect to profit from this charge. The mortality and expense risk premium cannot be increased. MetLife Investors may use any profits it makes from this charge to pay for the costs of distributing the contract.

ADMINISTRATIVE EXPENSE CHARGE. This charge is equal, on an annual basis, to 0.15% of the daily value of the contracts invested in an investment portfolio, after fund expenses have been deducted. This charge, together with the contract maintenance charge (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. Because this charge is taken out of every unit value, you may pay more in administrative costs than those that are associated solely with your contract. MetLife Investors does not intend to profit from this charge. However, if this charge and the contract maintenance charge are not enough to cover the costs of the contracts in the future, MetLife Investors will bear the loss.

CONTRACT MAINTENANCE CHARGE

During the accumulation phase, every year on the anniversary of the date when your contract was issued, MetLife Investors deducts $30 from your contract as a contract maintenance charge. This charge is for administrative expenses (see above). This charge cannot be increased.

MetLife Investors will not deduct this charge during the accumulation phase if, when the deduction is to be made, the value of your contract is $50,000 or more. MetLife Investors may some time in the future discontinue this practice and deduct the charge.

If you make a complete withdrawal from your contract, the contract maintenance charge will also be deducted.

A pro rata portion of the charge will be deducted if the annuity date is other than an anniversary. After the annuity date, the charge will be collected monthly out of the annuity payment.

WITHDRAWAL CHARGE

During the accumulation phase, you can make withdrawals from your contract. MetLife Investors keeps track of each purchase payment. Once a year after the first year (and once a year during the first year for purposes of payment of charitable remainder trust administration fees), you can withdraw up to 10% of your total purchase payments and no withdrawal charge will be assessed on the 10%, if on the day you make your withdrawal the value of your contract is $5,000 or more. Withdrawals for purposes of payment of charitable remainder trust administration fees are included in the 10% free withdrawal amount. Otherwise, the charge is 5% of each purchase payment you take out unless the purchase payment was made more than 5 years ago. After MetLife Investors has had a purchase payment for 5 years, there is no charge when you withdraw that purchase payment. MetLife Investors does not assess a withdrawal charge on earnings withdrawn from the contract. Earnings are defined as the value in your contract minus the remaining purchase payments in your contract. The withdrawal order for calculating the withdrawal charge is shown below.

..  10% of purchase payments free.

.. Remaining purchase payments that are over 5 years old and not subject to a withdrawal charge.

..  Earnings in the contract free.

.. Remaining purchase payments that are less than 5 years old and are subject to a withdrawal charge.

For purposes of calculating the withdrawal charge, slightly different rules may apply to Section 1035 exchanges.

When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining value in your contract.

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

MetLife Investors does not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits.

NOTE: For tax purposes, earnings are considered to come out first.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. MetLife Investors may reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with MetLife Investors. MetLife Investors may not deduct a withdrawal charge under a contract issued to an officer, director or employee of MetLife Investors or any of its affiliates.

NURSING HOME WAIVER. After you have owned the contract for one year, if you, or your joint owner, becomes confined to a nursing home or hospital for at least 90 consecutive days under a doctor's care and you need part or all of the money from your contract, MetLife Investors will not impose a withdrawal charge. You or your joint owner cannot have been so confined when you purchased your contract if you want to take advantage of this provision (confinement must begin after the first contract anniversary). This is called the Nursing Home Waiver.

PREMIUM TAXES AND OTHER TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. MetLife Investors is responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is MetLife Investors' current practice to not charge anyone for these taxes until annuity payments begin. MetLife Investors may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 3.5%, depending on the state.

We also reserve the right to deduct from purchase payments, contract values, withdrawals, death benefits, or income payments, any taxes (including, but not limited to, premium taxes) paid by us to any government entity relating to the contracts. Examples of these taxes include, but are not limited to, generation skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the contract value at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date.

TRANSFER FEE

You can make 12 free transfers every year. We measure a year from the day we issue your contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $25 or 2% of the amount that is transferred whichever is less.

If the transfer is part of the Dollar Cost Averaging Program or the Automatic Rebalancing Program, it will not count in determining the transfer fee.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the fee table in this prospectus and in the fund prospectuses. These deductions and expenses are not charges under the terms of the contract but are represented in the share values of the investment options.

6.  ACCESS TO YOUR MONEY

You (or in the case of (3) below, your beneficiary) can have access to the money in your contract:

(1)by making a withdrawal (either a partial or a complete withdrawal);

(2)by electing to receive annuity payments; or

(3)when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when MetLife Investors receives a written request for a withdrawal prior to the close of trading on the New York Stock Exchange (currently, 4:00 P.M. Eastern Time):

..  less any applicable withdrawal charge,

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

..  less any premium or other tax, and

..  less any contract maintenance charge.

Unless you instruct MetLife Investors otherwise, any partial withdrawal will be made pro-rata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500. MetLife Investors requires that after a partial withdrawal is made you keep at least $500 in any selected investment portfolio. If the remaining withdrawal value would be less than $500 after you make a partial withdrawal, the partial withdrawal amount will be the remaining withdrawal value.

When you make a withdrawal, the amount of the death benefit may be reduced. (See "Death Benefit.")

There are limits to the amount you can withdraw from qualified plans, including 403(b) plans. For a more complete explanation see "Federal Income Tax Status" and the discussion in the Statement of Additional Information.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program. This program provides an automatic monthly payment to you of up to 10% of your total purchase payments each year. No withdrawal charge will be made for these payments. MetLife Investors does not have any charge for this program, but reserves the right to charge in the future. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. For a discussion of the withdrawal charge and the 10% free withdrawal, see "Expenses."

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS. SEE "FEDERAL INCOME TAX STATUS."

SUSPENSION OF PAYMENTS OR TRANSFERS

MetLife Investors may be required to suspend or postpone payments for withdrawals or transfers for any period when:

.. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

..  trading on the New York Stock Exchange is restricted;

.. an emergency exists, as determined by the SEC, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or MetLife Investors cannot reasonably value the shares of the investment portfolios; or

.. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

MetLife Investors has reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block your ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

7.  PERFORMANCE

MetLife Investors periodically advertises performance of the various investment portfolios. MetLife Investors will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges and the investment portfolio expenses. It does not reflect the deduction of any applicable contract maintenance charge and withdrawal charge. The deduction of any applicable contract maintenance charge and withdrawal charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the insurance charges, contract maintenance charge, withdrawal charges and investment portfolio expenses.

For periods starting prior to the date the contracts were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

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

In addition, for certain investment portfolios performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustration, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.

8.  DEATH BENEFIT

UPON YOUR DEATH

If you die before annuity payments begin, MetLife Investors will pay a death benefit to your beneficiary (see below). If you have a joint owner, the death benefit will be paid when the first of you dies. Joint owners must be spouses. The surviving joint owner will be treated as the beneficiary.

The death benefit is described below. The amount of death benefit depends on how old you or your joint owner is. If you have a joint owner, the death benefit is determined based on the age of the oldest joint owner and the death benefit is payable on the death of the first joint owner.

DEATH BENEFIT:

Prior to you, or your joint owner, reaching age 80, the death benefit will be the greatest of:

1. Total purchase payments, less withdrawals (and any withdrawal charges paid on the withdrawals);

2. The value of your contract at the time the death benefit is to be paid; or

3. The greatest contract value on any contract anniversary while the owner, or a joint owner is living, plus any purchase payments you made subsequent to that contract anniversary, less any withdrawals (and any withdrawal charges paid on the withdrawals) subsequent to that contract anniversary.

After you, or your joint owner, reaches age 80, the death benefit will be the greatest of:

1. Total purchase payments, less withdrawals (and any withdrawal charges paid on the withdrawals);

2. The value of your contract at the time the death benefit is to be paid; or

3. The greatest contract value on any prior contract anniversary on or before your or your joint owner's 80th birthday, plus any purchase payments you made subsequent to that contract anniversary, less any withdrawals (and any withdrawal charges paid on the withdrawals) subsequent to that contract anniversary.

The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. We may also offer a payment option under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name at the then current value. If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days.

There are comparable rules for distributions on the death of the annuitant under tax qualified plans. As noted, we may offer a payment option under which your beneficiary may receive payments over a period not extending beyond his or her life expectancy under a method of distribution similar to the distribution of required minimum distributions from individual accounts. For tax qualified plans, if this available option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may be able to choose any optional death benefit available under the new contract, but certain other contract provisions and programs will not be available. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. Moreover, if the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law also generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death). See "Federal Income Tax Status."

Payment under an annuity option may only be elected during the 60 day period beginning with the date MetLife Investors receives proof of death. If MetLife Investors does not receive an election during such time, it will make a single sum payment to the beneficiary at the end of the 60 day period.

DEATH OF ANNUITANT

If the annuitant, not an owner or joint owner, dies before annuity payments begin, you can name a new annuitant. If no annuitant is named within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death or change of annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election.

9.  FEDERAL INCOME TAX STATUS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money - generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "QUALIFIED Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "NON-QUALIFIED Contract."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a corporation or a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non- deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract may be considered as deemed distributions subject to immediate taxation. Consult your tax adviser.

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS.

In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

..  made on or after the taxpayer reaches age 59 1/2;

..  made on or after the death of an owner;

..  attributable to the taxpayer's becoming disabled;

.. made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

.. under certain immediate income annuities providing for substantially equal payments made at least annually

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from Federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your own tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information as well as page 20 of this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a Contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRA'S). IRA's, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2005, $4,000 plus, for an owner age 50 or older, $500) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The contract, together with the death benefit options and the IRA endorsement, has not been submitted to the Internal Revenue Service (IRS) for approval. To date the IRS has not addressed in a ruling of general applicability whether a death benefit provision such as the optional death benefit riders in the contract comports with IRA qualification requirements. The IRS could conceivably take the position that the offering of death benefits in excess of the greater of (a) account balance or (b) return of premium (adjusted for prior distributions) adversely affects the qualification of the contract as an IRA.

Disqualification of the contract as an IRA could result in the immediate taxation of amounts held in the contract and the imposition of penalty taxes. Consult a tax adviser before electing an optional death benefit rider with an IRA.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2005 (as may be increased in future years for cost of living adjustments). The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments of the account value.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

SECTION 457(B) PLANS. An eligible 457 plan, while not actually providing for a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution roles. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Taxable eligible rollover distributions" from section 401(a), 403(a), 403(b), and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the contract, you should keep in mind that the value of a variable annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the variable annuity contract, the value of the variable annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of a variable annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. Federal income tax consequences to variable annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. Federal withholding tax on taxable distributions from variable annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.

10. OTHER INFORMATION

METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. MetLife is a leading provider of insurance and financial products and services to individual and group customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet its obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that the contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees, and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

On March, 24, 1992, the Separate Account was established by MetLife Investors Insurance Company of California as a separate account under California insurance law. On November 9, 2006, and in conjunction with the merger of MetLife Investors Insurance Company of California with and into MetLife Investors, the Separate Account became a separate account of MetLife Investors, maintained under Missouri insurance law. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company ("Distributor"), 5 Park Plaza, Suite 1900, Irvine, California 92614, for the distribution of the contracts. Prior to May 1, 2001, MetLife Investors Sales Company (formerly, COVA Life Sales Company) was the distributor of the contracts. We and Distributor have entered into selling agreements with other broker-dealers ("selling firms") for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

Certain investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range up to 0.25% of Separate Account assets invested in the particular investment portfolio.

SELLING FIRMS

We and Distributor have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may receive some form of non-cash compensation. These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our General Account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO ALL SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may provide certain types of non-cash compensation. The maximum commission payable for contract sales by selling firms is 5.75% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions up to 1.00% of account value (less purchase payments received within the previous 12 months). We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as annuity payments). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.

As described above in "Investment Options," certain investment portfolios offered in the contracts compensate us and/or certain affiliates for administrative or other services relating to the investment portfolios. These payments are based on a percentage of assets allocated to the portfolio. Pursuant to agreements with A.G. Edwards, we pay to it a percentage amount equal to all or a portion of these payments, and we pay similar percentage fees on assets allocated to certain portfolios of affiliated investment portfolios. The fees may vary from investment portfolio to portfolio and they may be significant. It is conceivable that A.G. Edwards may have an incentive to recommend to customers, in connection with the A.G. Edwards asset allocation program, that they allocate purchase payments and contract value to the investment portfolios that result in payment of amounts or payment of higher amounts. During 2005 the percentage fees paid to A.G. Edwards ranged from 0.05% to 0.25%. For more information about the nature and extent of these fees, you should ask your A.G. Edwards financial consultant.

Gallatin Asset Management, Inc. an affiliate of A.G. Edwards, serves as the subadviser of the Cyclical Growth ETF Portfolio and Cyclical Growth and Income ETF Portfolio. Accordingly, A.G. Edwards may benefit from assets allocated to the ETF Portfolios to the extent such assets result in profits to Gallatin Asset Management, Inc. (see the Statement of Additional Information for Met Investors Series Trust for information on the management fees paid to Gallatin Asset Management, Inc. by Met Investors Advisory, LLC, the investment adviser of the ETF Portfolios.) In addition, pursuant to agreements with A.G. Edwards, we pay to them a percentage fee on assets allocated to the ETF Portfolios in this and other contracts issued by us and/or our affiliates. It is conceivable that A.G. Edwards may have an incentive to recommend to customers that they allocate purchase payments and account value to the ETF Portfolios.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract. Prior to the annuity date, the owner is as designated at the time the contract is issued, unless changed. On and after the annuity date, the annuitant is the owner (this may be a taxable event). The beneficiary becomes the owner when a death benefit is payable. When this occurs, some ownership rights may be limited.

JOINT OWNER. The contract can be owned by JOINT OWNERS. Any joint owner must be the spouse of the other owner. Upon the death of either joint owner, the surviving spouse will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY

The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT

You can assign the contract at any time during your lifetime. MetLife Investors will not be bound by the assignment until it receives the written notice of the assignment. MetLife Investors will not be liable for any payment or other action it takes in accordance with the contract before it receives notice of the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

FINANCIAL STATEMENTS

The consolidated financial statements of MetLife Investors and General American Life, and the financial statements of the Separate Account have been included in the Statement of Additional Information.

TABLE OF CONTENTS OF THE
STATEMENT OF ADDITIONAL INFORMATION

   Company
   Experts
   Custodian
   Distribution
   Calculation of Performance Information
   Annuity Provisions
   Tax Status of the Contracts
   Financial Statements

To request a Statement of Additional Information for the MetLife Investors Fixed and Variable Annuity dated November 9, 2006, please enter your name and address in the spaces provided below, and detach and mail this form to us at:

MetLife Investors Insurance Company
Attn: Variable Products
5 Park Plaza, Suite 1900
Irvine, CA 92614

--------------------------------------------------------------------------------

Please send me, at no charge, the Statement of Additional Information dated November 9, 2006 for the Navigator-Select, Custom-Select and Russell-Select Fixed and Variable Annuities issued by MetLife Investors.

----------------------------------------------------------------------------------
Name

----------------------------------------------------------------------------------
Street Address

----------------------------------------------------------------------------------
City                                                              State  Zip Code

APPENDIX A
CONDENSED FINANCIAL INFORMATION

ACCUMULATION UNIT VALUE HISTORY

The following schedule includes accumulation unit values for the periods indicated. This data has been extracted from the Separate Account's Financial Statements. This information should be read in conjunction with the Separate Account's Financial Statements and related notes which are included in the Statement of Additional Information.

                                                  AUV AT    AUV AT   ACCUM. UNITS
                                                 BEGINNING    END       END OF
                                                 OF PERIOD OF PERIOD    PERIOD
---------------------------------------------------------------------------------
AIM V.I. - CAPITAL APPRECIATION FUND - SERIES I
   01/01/1998    to    12/31/1998                  10.00     11.80       5,570
   01/01/1999    to    12/31/1999                  11.80     16.83      63,264
   01/01/2000    to    12/31/2000                  16.83     14.78     217,297
   01/01/2001    to    12/31/2001                  14.78     11.18     252,725
   01/01/2002    to    12/31/2002                  11.18      8.34     206,023
   01/01/2003    to    12/31/2003                   8.34     10.65     176,636
   01/01/2004    to    12/31/2004                  10.65     11.20     153,494
   01/01/2005    to    12/31/2005                  11.20     12.02     126,259
---------------------------------------------------------------------------------
AIM V.I. - INTERNATIONAL GROWTH FUND - SERIES I
   01/01/1998    to    12/31/1998                  10.00     11.42      15,257
   01/01/1999    to    12/31/1999                  11.42     17.46      19,322
   01/01/2000    to    12/31/2000                  17.46     12.67      47,794
   01/01/2001    to    12/31/2001                  12.67      9.55      55,190
   01/01/2002    to    12/31/2002                   9.55      7.94      41,175
   01/01/2003    to    12/31/2003                   7.94     10.11      34,406
   01/01/2004    to    12/31/2004                  10.11     12.36      22,130
   01/01/2005    to    12/31/2005                  12.36     14.38      17,331
---------------------------------------------------------------------------------
AIM V.I. - PREMIER EQUITY FUND - SERIES I
   01/01/1998    to    12/31/1998                  10.00     13.08       2,865
   01/01/1999    to    12/31/1999                  13.08     16.75     158,759
   01/01/2000    to    12/31/2000                  16.75     14.10     388,155
   01/01/2001    to    12/31/2001                  14.10     12.15     399,956
   01/01/2002    to    12/31/2002                  12.15      8.36     318,506
   01/01/2003    to    12/31/2003                   8.36     10.31     265,796
   01/01/2004    to    04/30/2004                  10.31     10.12     252,753
---------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS PREMIER GROWTH - CLASS A
(NOW MIST JANUS AGGRESSIVE GROWTH)
   01/01/1998    to    12/31/1998                  10.00     14.62      62,869
   01/01/1999    to    12/31/1999                  14.62     19.08     130,836
   01/01/2000    to    12/31/2000                  19.08     15.69     243,239
   01/01/2001    to    12/31/2001                  15.69     12.81     283,937
   01/01/2002    to    12/31/2002                  12.81      8.76     251,537
   01/01/2003    to    12/31/2003                   8.76     10.68     218,641
   01/01/2004    to    04/30/2004                  10.68     10.58     208,558
---------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     AUV AT    AUV AT   ACCUM. UNITS
                                                    BEGINNING    END       END OF
                                                    OF PERIOD OF PERIOD    PERIOD
------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS REAL ESTATE INVEST - CLASS A
(NOW MIST NEUBERGER BERMAN REAL ESTATE)
   01/01/1998    to    12/31/1998                     10.00      8.00      22,077
   01/01/1999    to    12/31/1999                      8.00      7.49      29,380
   01/01/2000    to    12/31/2000                      7.49      9.35      55,762
   01/01/2001    to    12/31/2001                      9.35     10.22      81,215
   01/01/2002    to    12/31/2002                     10.22     10.34      74,081
   01/01/2003    to    12/31/2003                     10.34     14.20      61,311
   01/01/2004    to    12/31/2004                     14.20     18.99      46,180
   01/01/2005    to    04/29/2005                     18.99     18.01      43,279
------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS SMALL CAP VALUE - CLASS B
(NOW MIST THIRD AVENUE SMALL CAP VALUE - CLASS B)
   05/01/2001    to    12/31/2001                     10.00     11.10         210
   01/01/2002    to    12/31/2002                     11.10     10.24         101
   01/01/2003    to    12/31/2003                     10.24     14.23         203
   01/01/2004    to    04/30/2004                     14.23     14.43         201
------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS VALUE - CLASS B
(NOW MIST LORD ABBETT GROWTH AND INCOME - CLASS B)
   05/01/2001    to    12/31/2001                     10.00      9.98           0
   01/01/2002    to    12/31/2002                      9.98      8.56           0
   01/01/2003    to    12/31/2003                      8.56     10.85           0
   01/01/2004    to    04/30/2004                     10.85     10.88           0
------------------------------------------------------------------------------------
AMERICAN CENTURY - VP INCOME AND GROWTH - CLASS I
   11/19/1999    to    12/31/1999                     10.00     10.32       1,017
   01/01/2000    to    12/31/2000                     10.32      9.10      42,799
   01/01/2001    to    12/31/2001                      9.10      8.22      83,098
   01/01/2002    to    12/31/2002                      8.22      6.54      61,398
   01/01/2003    to    12/31/2003                      6.54      8.34      81,801
   01/01/2004    to    04/30/2004                      8.34      8.42      80,742
------------------------------------------------------------------------------------
AMERICAN CENTURY - VP INTERNATIONAL - CLASS I
   11/19/1999    to    12/31/1999                     10.00     12.52          10
   01/01/2000    to    12/31/2000                     12.52     10.29       7,256
   01/01/2001    to    12/31/2001                     10.29      7.19       5,908
   01/01/2002    to    12/31/2002                      7.19      5.64       4,006
   01/01/2003    to    12/31/2003                      5.64      6.93       4,179
   01/01/2004    to    04/30/2004                      6.93      7.00       4,179
------------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                             AUV AT    AUV AT   ACCUM. UNITS
                                                            BEGINNING    END       END OF
                                                            OF PERIOD OF PERIOD    PERIOD
--------------------------------------------------------------------------------------------
AMERICAN CENTURY - VP VALUE - CLASS I
   11/19/1999    to    12/31/1999                             10.00      9.59         546
   01/01/2000    to    12/31/2000                              9.59     11.17      20,458
   01/01/2001    to    12/31/2001                             11.17     12.43      44,521
   01/01/2002    to    12/31/2002                             12.43     10.71      14,609
   01/01/2003    to    12/31/2003                             10.71     13.62      15,132
   01/01/2004    to    04/30/2004                             13.62     14.05      12,541
--------------------------------------------------------------------------------------------
DREYFUS VIF - APPRECIATION PORTFOLIO - INITIAL SHARES
(NOW MIST OPPENHEIMER CAPITAL APPRECIATION)
   11/19/1999    to    12/31/1999                             10.00     10.13          10
   01/01/2000    to    12/31/2000                             10.13      9.93      27,606
   01/01/2001    to    12/31/2001                              9.93      8.88      41,676
   01/01/2002    to    12/31/2002                              8.88      7.30      21,971
   01/01/2003    to    12/31/2003                              7.30      8.72      20,588
   01/01/2004    to    04/30/2004                              8.72      8.77      20,727
--------------------------------------------------------------------------------------------
DREYFUS VIF - DISCIPLINED STOCK PORTFOLIO - INITIAL SHARES
(NOW MIST OPPENHEIMER CAPITAL APPRECIATION)
   11/19/1999    to    12/31/1999                             10.00     10.31          10
   01/01/2000    to    12/31/2000                             10.31      9.25       4,460
   01/01/2001    to    12/31/2001                              9.25      7.91       7,546
   01/01/2002    to    12/31/2002                              7.91      6.04       3,357
   01/01/2003    to    12/31/2003                              6.04      7.35       2,847
   01/01/2004    to    04/30/2004                              7.35      7.27       2,291
--------------------------------------------------------------------------------------------
DREYFUS - STOCK INDEX FUND - INITIAL SHARES
(NOW MSF METLIFE STOCK INDEX)
   11/19/1999    to    12/31/1999                             10.00     10.34          10
   01/01/2000    to    12/31/2000                             10.34      9.26      21,547
   01/01/2001    to    12/31/2001                              9.26      8.01      15,789
   01/01/2002    to    12/31/2002                              8.01      6.14      11,911
   01/01/2003    to    12/31/2003                              6.14      7.77      11,280
   01/01/2004    to    12/31/2004                              7.77      8.47       8,251
   01/01/2005    to    04/29/2005                              8.47      8.00       6,231
--------------------------------------------------------------------------------------------
DWS (FORMERLY SCUDDER SVS II) DREMAN SMALL CAP VALUE
VIP - CLASS A
(NOW MIST THIRD AVENUE SMALL CAP VALUE - CLASS A)
   01/01/1998    to    12/31/1998                             10.00      8.77      16,641
   01/01/1999    to    12/31/1999                              8.77      8.89      27,733
   01/01/2000    to    12/31/2000                              8.89      9.12      35,016
   01/01/2001    to    12/31/2001                              9.12     10.58      30,568
   01/01/2002    to    12/31/2002                             10.58      9.25      24,652
   01/01/2003    to    12/31/2003                              9.25     12.95      17,586
   01/01/2004    to    12/31/2004                             12.95     16.10      14,859
   01/01/2005    to    04/29/2005                             16.10     15.02      13,478
--------------------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                           AUV AT    AUV AT   ACCUM. UNITS
                                                          BEGINNING    END       END OF
                                                          OF PERIOD OF PERIOD    PERIOD
------------------------------------------------------------------------------------------
DWS (FORMERLY SCUDDER SVS II) GOVERNMENT & AGENCY
SECURITIES VIP - CLASS A
   01/01/1998    to    12/31/1998                           10.00     10.63       2,519
   01/01/1999    to    12/31/1999                           10.63     10.56      20,807
   01/01/2000    to    12/31/2000                           10.56     11.55      23,467
   01/01/2001    to    12/31/2001                           11.55     12.24      78,903
   01/01/2002    to    12/31/2002                           12.24     13.04      63,900
   01/01/2003    to    12/31/2003                           13.04     13.15      48,659
   01/01/2004    to    12/31/2004                           13.15     13.46      26,363
   01/01/2005    to    12/31/2005                           13.46     13.61      16,294
------------------------------------------------------------------------------------------
DWS (FORMERLY SCUDDER SVS I) INTERNATIONAL VIP - CLASS A
   11/19/1999    to    12/31/1999                           10.00     11.64         624
   01/01/2000    to    12/31/2000                           11.64      8.98      16,238
   01/01/2001    to    12/31/2001                            8.98      6.12      24,871
   01/01/2002    to    12/31/2002                            6.12      4.93      16,029
   01/01/2003    to    12/31/2003                            4.93      6.21      15,512
   01/01/2004    to    04/30/2004                            6.21      6.32      15,220
------------------------------------------------------------------------------------------
DWS (FORMERLY SCUDDER SVS II) SMALL CAP GROWTH VIP -
CLASS A
   01/01/1998    to    12/31/1998                           10.00     11.69       3,829
   01/01/1999    to    12/31/1999                           11.69     15.51       8,195
   01/01/2000    to    12/31/2000                           15.51     13.65      16,931
   01/01/2001    to    12/31/2001                           13.65      9.58      20,746
   01/01/2002    to    12/31/2002                            9.58      6.29      19,777
   01/01/2003    to    12/31/2003                            6.29      8.24      19,561
   01/01/2004    to    12/31/2004                            8.24      9.02      18,728
   01/01/2005    to    12/31/2005                            9.02      9.53      16,106
------------------------------------------------------------------------------------------
FIDELITY VIP EQUITY-INCOME - SERVICE CLASS 2
   04/26/2001    to    12/31/2001                           11.74     11.14           0
   01/01/2002    to    12/31/2002                           11.14      9.10         172
   01/01/2003    to    12/31/2003                            9.10     11.67         524
   01/01/2004    to    12/31/2004                           11.67     12.80       3,532
   01/01/2005    to    12/31/2005                           12.80     13.33       3,072
------------------------------------------------------------------------------------------
FIDELITY VIP GROWTH - SERVICE CLASS 2
   04/26/2001    to    12/31/2001                           14.01     12.61           0
   01/01/2002    to    12/31/2002                           12.61      8.67           0
   01/01/2003    to    12/31/2003                            8.67     11.33           0
   01/01/2004    to    12/31/2004                           11.33     11.52       3,180
   01/01/2005    to    12/31/2005                           11.52     11.99       9,038
------------------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                             AUV AT    AUV AT   ACCUM. UNITS
                                                            BEGINNING    END       END OF
                                                            OF PERIOD OF PERIOD    PERIOD
--------------------------------------------------------------------------------------------
FIDELITY VIP HIGH INCOME - SERVICE CLASS 2
(NOW MIST LORD ABBETT BOND DEBENTURE - CLASS B)
   04/26/2001    to    12/31/2001                             10.00      9.03           0
   01/01/2002    to    12/31/2002                              9.03      9.19           0
   01/01/2003    to    12/31/2003                              9.19     11.49           0
   01/01/2004    to    12/31/2004                             11.49     12.39           0
   01/01/2005    to    04/29/2005                             12.39     11.94           0
--------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON DEVELOPING MARKETS SECURITIES - CLASS 1
   05/01/1998    to    12/31/1998                              5.65      7.56       7,033
   01/01/1999    to    12/31/1999                              7.56     11.48      13,256
   01/01/2000    to    12/31/2000                             11.48      7.72      43,226
   01/01/2001    to    12/31/2001                              7.72      7.00      55,737
   01/01/2002    to    12/31/2002                              7.00      6.91      48,279
   01/01/2003    to    12/31/2003                              6.91     10.47      41,611
   01/01/2004    to    12/31/2004                             10.47     12.89      33,142
   01/01/2005    to    12/31/2005                             12.89     16.24      25,079
--------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON FOREIGN SECURITIES - CLASS 1
   05/01/1998    to    12/31/1998                              7.89      9.15       6,626
   01/01/1999    to    12/31/1999                              9.15     11.16      50,837
   01/01/2000    to    12/31/2000                             11.16     10.76      83,612
   01/01/2001    to    12/31/2001                             10.76      8.94      92,283
   01/01/2002    to    12/31/2002                              8.94      7.19      86,762
   01/01/2003    to    12/31/2003                              7.19      9.40      82,464
   01/01/2004    to    12/31/2004                              9.40     11.02      65,880
   01/01/2005    to    12/31/2005                             11.02     12.01      58,001
--------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON MUTUAL SHARES SECURITIES - CLASS 1
   05/01/1998    to    12/31/1998                              8.64      9.65         944
   01/01/1999    to    12/31/1999                              9.65     10.43       9,448
   01/01/2000    to    12/31/2000                             10.43     11.61      33,778
   01/01/2001    to    12/31/2001                             11.61     12.28      58,419
   01/01/2002    to    12/31/2002                             12.28     10.71      30,450
   01/01/2003    to    12/31/2003                             10.71     13.25      27,172
   01/01/2004    to    04/30/2004                             13.25     13.46      31,885
--------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON SMALL CAP - CLASS 1
(NOW MSF T. ROWE PRICE SMALL CAP GROWTH)
   03/01/1999    to    12/31/1999                             10.00     17.72       7,226
   01/01/2000    to    12/31/2000                             17.72     14.61      57,662
   01/01/2001    to    12/31/2001                             14.61     12.25      55,985
   01/01/2002    to    12/31/2002                             12.25      8.63      50,085
   01/01/2003    to    12/31/2003                              8.63     11.71      44,373
   01/01/2004    to    04/30/2004                             11.71     11.94      42,527
--------------------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                   AUV AT    AUV AT   ACCUM. UNITS
                                                  BEGINNING    END       END OF
                                                  OF PERIOD OF PERIOD    PERIOD
----------------------------------------------------------------------------------
GACC MONEY MARKET
(NOW MSF BLACKROCK MONEY MARKET)
   12/04/1997    to    12/31/1997                   10.63     10.67      14,053
   01/01/1998    to    12/31/1998                   10.67     11.11     129,569
   01/01/1999    to    12/31/1999                   11.11     11.53     157,984
   01/01/2000    to    12/31/2000                   11.53     12.10     172,790
   01/01/2001    to    12/31/2001                   12.10     12.41     312,430
   01/01/2002    to    12/31/2002                   12.41     12.44     268,445
   01/01/2003    to    04/25/2003                   12.44     12.43     264,420
----------------------------------------------------------------------------------
GOLDMAN SACHS GROWTH AND INCOME
   03/31/1998    to    12/31/1998                   11.21      9.91      13,107
   01/01/1999    to    12/31/1999                    9.91     10.30      27,398
   01/01/2000    to    12/31/2000                   10.30      9.68      38,472
   01/01/2001    to    12/31/2001                    9.68      8.66      33,694
   01/01/2002    to    12/31/2002                    8.66      7.57      16,827
   01/01/2003    to    12/31/2003                    7.57      9.28      16,016
   01/01/2004    to    04/30/2004                    9.28      9.46      16,073
----------------------------------------------------------------------------------
GOLDMAN SACHS INTERNATIONAL EQUITY
   03/31/1998    to    12/31/1998                   11.20     11.42      15,859
   01/01/1999    to    12/31/1999                   11.42     14.84      27,069
   01/01/2000    to    12/31/2000                   14.84     12.71      28,504
   01/01/2001    to    12/31/2001                   12.71      9.74      32,627
   01/01/2002    to    12/31/2002                    9.74      7.84      23,655
   01/01/2003    to    12/31/2003                    7.84     10.48      22,119
   01/01/2004    to    04/30/2004                   10.48     10.23      20,465
----------------------------------------------------------------------------------
INVESCO VIF - DYNAMICS FUND
(NOW MIST T. ROWE PRICE MID-CAP GROWTH--CLASS A)
   11/19/1999    to    12/31/1999                   10.00     11.15       1,951
   01/01/2000    to    12/31/2000                   11.15     10.61      27,344
   01/01/2001    to    12/31/2001                   10.61      7.20      52,040
   01/01/2002    to    12/31/2002                    7.20      4.84      44,110
   01/01/2003    to    12/31/2003                    4.84      6.57      35,505
   01/01/2004    to    04/30/2004                    6.57      6.71      35,160
----------------------------------------------------------------------------------
INVESCO VIF - HIGH YIELD FUND
   11/19/1999    to    12/31/1999                   10.00     10.12         996
   01/01/2000    to    12/31/2000                   10.12      8.81       8,718
   01/01/2001    to    12/31/2001                    8.81      7.40      12,576
   01/01/2002    to    12/31/2002                    7.40      7.20       8,435
   01/01/2003    to    12/31/2003                    7.20      8.88       7,633
   01/01/2004    to    04/30/2004                    8.88      9.01       7,527
----------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                 AUV AT    AUV AT   ACCUM. UNITS
                                                BEGINNING    END       END OF
                                                OF PERIOD OF PERIOD    PERIOD
--------------------------------------------------------------------------------
MFS/VIT EMERGING GROWTH SERIES - INITIAL CLASS
(NOW MSF T. ROWE PRICE LARGE CAP GROWTH)
   01/01/1998    to    12/31/1998                 10.00     13.24      47,710
   01/01/1999    to    12/31/1999                 13.24     23.08      62,562
   01/01/2000    to    12/31/2000                 23.08     18.30      93,844
   01/01/2001    to    12/31/2001                 18.30     12.00      88,547
   01/01/2002    to    12/31/2002                 12.00      7.84      67,529
   01/01/2003    to    12/31/2003                  7.84     10.07      52,066
   01/01/2004    to    04/30/2004                 10.07     10.28      49,284
--------------------------------------------------------------------------------
MFS/VIT HIGH INCOME SERIES - INITIAL CLASS
   01/01/1998    to    12/31/1998                 10.00      9.86      13,080
   01/01/1999    to    12/31/1999                  9.86     10.35      21,540
   01/01/2000    to    12/31/2000                 10.35      9.53      29,111
   01/01/2001    to    12/31/2001                  9.53      9.59      35,874
   01/01/2002    to    12/31/2002                  9.59      9.70      42,215
   01/01/2003    to    12/31/2003                  9.70     11.28      42,595
   01/01/2004    to    12/31/2004                 11.28     12.14      26,879
   01/01/2005    to    04/29/2005                 12.14     11.79      26,802
--------------------------------------------------------------------------------
MFS/VIT INVESTORS TRUST SERIES - INITIAL CLASS
   01/01/1998    to    12/31/1998                 10.00     12.08      64,791
   01/01/1999    to    12/31/1999                 12.08     12.70     112,973
   01/01/2000    to    12/31/2000                 12.70     12.51     149,611
   01/01/2001    to    12/31/2001                 12.51     10.37     172,768
   01/01/2002    to    12/31/2002                 10.37      8.08     169,002
   01/01/2003    to    12/31/2003                  8.08      9.73     149,790
   01/01/2004    to    12/31/2004                  9.73     10.69     125,533
   01/01/2005    to    04/29/2005                 10.69     10.15     106,768
--------------------------------------------------------------------------------
MFS/VIT NEW DISCOVERY SERIES - INITIAL CLASS
(NOW MIST MET/AIM SMALL CAP GROWTH)
   09/01/2000    to    12/31/2000                 10.00      8.61         885
   01/01/2001    to    12/31/2001                  8.61      8.06      45,492
   01/01/2002    to    12/31/2002                  8.06      5.44      60,473
   01/01/2003    to    12/31/2003                  5.44      7.17      54,757
   01/01/2004    to    12/31/2004                  7.17      7.53      46,965
   01/01/2005    to    04/29/2005                  7.53      6.48      47,508
--------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                            AUV AT    AUV AT   ACCUM. UNITS
                                                           BEGINNING    END       END OF
                                                           OF PERIOD OF PERIOD    PERIOD
-------------------------------------------------------------------------------------------
MFS/VIT RESEARCH SERIES - INITIAL CLASS
(NOW MIST OPPENHEIMER CAPITAL APPRECIATION)
   01/01/1998    to    12/31/1998                            10.00     12.18       25,994
   01/01/1999    to    12/31/1999                            12.18     14.90       62,149
   01/01/2000    to    12/31/2000                            14.90     13.98       91,630
   01/01/2001    to    12/31/2001                            13.98     10.85       93,751
   01/01/2002    to    12/31/2002                            10.85      8.08       75,416
   01/01/2003    to    12/31/2003                             8.08      9.93       67,950
   01/01/2004    to    04/30/2004                             9.93     10.12       64,060
-------------------------------------------------------------------------------------------
MFS/VIT STRATEGIC INCOME SERIES - INITIAL CLASS
(NOW MSF SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES)
   01/01/1998    to    12/31/1998                            10.00     10.66          385
   01/01/1999    to    12/31/1999                            10.66     10.25        1,050
   01/01/2000    to    12/31/2000                            10.25     10.61        1,396
   01/01/2001    to    12/31/2001                            10.61     10.95        1,368
   01/01/2002    to    12/31/2002                            10.95     11.71        6,964
   01/01/2003    to    12/31/2003                            11.71     12.75       12,191
   01/01/2004    to    04/30/2004                            12.75     12.72       11,801
-------------------------------------------------------------------------------------------
MIST - CYCLICAL GROWTH ETF PORTFOLIO - CLASS B
   09/30/2005    to    12/31/2005                            10.00     10.17            0
-------------------------------------------------------------------------------------------
MIST - CYCLICAL GROWTH AND INCOME ETF PORTFOLIO - CLASS B
   09/30/2005    to    12/31/2005                            10.00     10.13            0
-------------------------------------------------------------------------------------------
MIST - JANUS AGGRESSIVE GROWTH - CLASS A
   05/01/2004    to    12/31/2004                             9.08      9.89      207,451
   01/01/2005    to    12/31/2005                             9.89     11.10      167,265
-------------------------------------------------------------------------------------------
MIST - J.P. MORGAN ENHANCED INDEX - CLASS A
   04/30/1996    to    12/31/1996                            10.16     11.33      126,231
   01/01/1997    to    12/31/1997                            11.33     14.89      686,677
   01/01/1998    to    12/31/1998                            14.89     19.43    1,132,390
   01/01/1999    to    12/31/1999                            19.43     22.55    1,531,957
   01/01/2000    to    12/31/2000                            22.55     19.66    1,621,909
   01/01/2001    to    12/31/2001                            19.66     17.18    1,469,086
   01/01/2002    to    12/31/2002                            17.18     12.71    1,111,777
   01/01/2003    to    04/25/2003                            12.71     13.22    1,017,364
-------------------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    AUV AT    AUV AT   ACCUM. UNITS
                                                   BEGINNING    END       END OF
                                                   OF PERIOD OF PERIOD    PERIOD
-----------------------------------------------------------------------------------
MIST - J.P. MORGAN INTERNATIONAL EQUITY - CLASS A
   04/30/1996    to    12/31/1996                    10.10     10.97      124,032
   01/01/1997    to    12/31/1997                    10.97     11.46      554,105
   01/01/1998    to    12/31/1998                    11.46     12.89      779,375
   01/01/1999    to    12/31/1999                    12.89     16.33      838,996
   01/01/2000    to    12/31/2000                    16.33     13.41      875,028
   01/01/2001    to    12/31/2001                    13.41     10.54      755,026
   01/01/2002    to    12/31/2002                    10.54      8.69      539,100
   01/01/2003    to    04/25/2003                     8.69      8.46      479,666
-----------------------------------------------------------------------------------
MIST - J.P. MORGAN QUALITY BOND - CLASS A
   04/30/1996    to    12/31/1996                     9.95     10.37       64,534
   01/01/1997    to    12/31/1997                    10.37     11.16      234,643
   01/01/1998    to    12/31/1998                    11.16     11.91      501,045
   01/01/1999    to    12/31/1999                    11.91     11.57      629,401
   01/01/2000    to    12/31/2000                    11.57     12.71      574,866
   01/01/2001    to    12/31/2001                    12.71     13.41      616,266
   01/01/2002    to    12/31/2002                    13.41     14.41      561,826
   01/01/2003    to    12/31/2003                    14.41     14.78      452,385
   01/01/2004    to    11/19/2004                    14.78     15.20      335,719
-----------------------------------------------------------------------------------
MIST - J.P. MORGAN SELECT EQUITY - CLASS A
(NOW MSF CAPITAL GUARDIAN U.S. EQUITY - CLASS A)
   04/30/1996    to    12/31/1996                    10.15     10.84      185,509
   01/01/1997    to    12/31/1997                    10.84     14.05      700,550
   01/01/1998    to    12/31/1998                    14.05     16.99    1,052,797
   01/01/1999    to    12/31/1999                    16.99     18.38    1,237,436
   01/01/2000    to    12/31/2000                    18.38     17.00    1,213,970
   01/01/2001    to    12/31/2001                    17.00     15.75    1,069,611
   01/01/2002    to    12/31/2002                    15.75     11.55      832,714
   01/01/2003    to    12/31/2003                    11.55     15.21      722,224
   01/01/2004    to    11/19/2004                    15.21     16.41      559,544
-----------------------------------------------------------------------------------
MIST - LARGE CAP RESEARCH - CLASS A
   02/17/1998    to    12/31/1998                    10.76     11.83       49,894
   01/01/1999    to    12/31/1999                    11.83     14.64      142,370
   01/01/2000    to    12/31/2000                    14.64     16.25      173,756
   01/01/2001    to    02/09/2001                    16.25     16.10      183,306
-----------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    AUV AT    AUV AT   ACCUM. UNITS
                                                   BEGINNING    END       END OF
                                                   OF PERIOD OF PERIOD    PERIOD
-----------------------------------------------------------------------------------
MIST - LORD ABBETT BOND DEBENTURE - CLASS A
   04/30/1996    to    12/31/1996                    10.15     11.30       39,545
   01/01/1997    to    12/31/1997                    11.30     12.88      347,400
   01/01/1998    to    12/31/1998                    12.88     13.50      681,676
   01/01/1999    to    12/31/1999                    13.50     13.77      859,300
   01/01/2000    to    12/31/2000                    13.77     13.68      846,521
   01/01/2001    to    12/31/2001                    13.68     14.00      856,989
   01/01/2002    to    12/31/2002                    14.00     13.76      720,667
   01/01/2003    to    12/31/2003                    13.76     16.21      695,333
   01/01/2004    to    12/31/2004                    16.21     17.33      541,128
   01/01/2005    to    12/31/2005                    17.33     17.40      435,143
-----------------------------------------------------------------------------------
MIST - LORD ABBETT BOND DEBENTURE - CLASS B
   05/01/2005    to    12/31/2005                    11.94     12.42            0
-----------------------------------------------------------------------------------
MIST - LORD ABBETT DEVELOPING GROWTH - CLASS A
   08/19/1997    to    12/31/1997                    10.83     10.53        6,039
   01/01/1998    to    12/31/1998                    10.53     11.07       70,926
   01/01/1999    to    12/31/1999                    11.07     14.45      130,053
   01/01/2000    to    12/31/2000                    14.45     11.57      210,893
   01/01/2001    to    12/31/2001                    11.57     10.63      215,410
   01/01/2002    to    12/31/2002                    10.63      7.44      170,804
   01/01/2003    to    04/25/2003                     7.44      7.57      164,981
-----------------------------------------------------------------------------------
MIST - LORD ABBETT GROWTH AND INCOME - CLASS A
   01/08/1999    to    12/31/1999                    35.90     39.46    1,241,056
   01/01/2000    to    12/31/2000                    39.46     44.62    1,257,696
   01/01/2001    to    12/31/2001                    44.62     41.48    1,303,193
   01/01/2002    to    12/31/2002                    41.48     33.56    1,155,318
   01/01/2003    to    12/31/2003                    33.56     43.37    1,413,816
   01/01/2004    to    12/31/2004                    43.37     48.29    1,280,791
   01/01/2005    to    12/31/2005                    48.29     49.37    1,055,871
-----------------------------------------------------------------------------------
MIST - LORD ABBETT GROWTH AND INCOME - CLASS B
   05/01/2004    to    12/31/2004                    41.91     46.43            0
   01/01/2005    to    12/31/2005                    46.43     47.34            0
-----------------------------------------------------------------------------------
MIST - LORD ABBETT GROWTH OPPORTUNITIES - CLASS A
   05/01/2001    to    12/31/2001                     9.64      8.83       11,809
   01/01/2002    to    12/31/2002                     8.83      6.60       11,254
   01/01/2003    to    12/31/2003                     6.60      8.87      187,976
   01/01/2004    to    12/31/2004                     8.87      9.87      168,005
   01/01/2005    to    12/31/2005                     9.87     10.19      147,750
-----------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                    AUV AT    AUV AT   ACCUM. UNITS
                                                   BEGINNING    END       END OF
                                                   OF PERIOD OF PERIOD    PERIOD
-----------------------------------------------------------------------------------
MIST - LORD ABBETT MID-CAP VALUE - CLASS A
   08/19/1997    to    12/31/1997                    10.05     10.47       8,510
   01/01/1998    to    12/31/1998                    10.47     10.44      85,457
   01/01/1999    to    12/31/1999                    10.44     10.88     132,159
   01/01/2000    to    12/31/2000                    10.88     16.40     205,339
   01/01/2001    to    12/31/2001                    16.40     17.48     232,713
   01/01/2002    to    12/31/2002                    17.48     15.63     269,033
   01/01/2003    to    12/31/2003                    15.63     19.45     252,891
   01/01/2004    to    12/31/2004                    19.45     23.94     236,093
   01/01/2005    to    12/31/2005                    23.94     25.56     207,611
-----------------------------------------------------------------------------------
MIST - MET/AIM SMALL CAP GROWTH - CLASS A
   05/01/2005    to    12/31/2005                     6.54      7.46      40,203
-----------------------------------------------------------------------------------
MIST - MET/PUTNAM CAPITAL OPPORTUNITIES - CLASS A
   04/30/1996    to    12/31/1996                    10.91     11.31     113,118
   01/01/1997    to    12/31/1997                    11.31     13.49     487,580
   01/01/1998    to    12/31/1998                    13.49     12.58     663,925
   01/01/1999    to    12/31/1999                    12.58     17.93     632,695
   01/01/2000    to    12/31/2000                    17.93     15.82     665,868
   01/01/2001    to    12/31/2001                    15.82     14.28     580,192
   01/01/2002    to    12/31/2002                    14.28     11.12     465,910
   01/01/2003    to    12/31/2003                    11.12     14.12     404,753
   01/01/2004    to    12/31/2004                    14.12     16.50     322,796
   01/01/2005    to    12/31/2005                    16.50     17.91     249,921
-----------------------------------------------------------------------------------
MIST - MFS RESEARCH INTERNATIONAL - CLASS A
   05/01/2003    to    12/31/2003                    10.25     13.28     364,909
   01/01/2004    to    12/31/2004                    13.28     15.69     340,337
   01/01/2005    to    12/31/2005                    15.69     18.07     327,535
-----------------------------------------------------------------------------------
MIST - NEUBERGER BERMAN REAL ESTATE - CLASS A
   05/01/2005    to    12/31/2005                    18.19     20.93      39,242
-----------------------------------------------------------------------------------
MIST - OPPENHEIMER CAPITAL APPRECIATION - CLASS A
   05/01/2004    to    12/31/2004                     9.63     10.24      89,774
   01/01/2005    to    12/31/2005                    10.24     10.60     190,414
-----------------------------------------------------------------------------------
MIST - PIMCO TOTAL RETURN - CLASS A
   05/01/2004    to    12/31/2004                    11.76     12.21     427,454
   01/01/2005    to    12/31/2005                    12.21     12.34     376,451
-----------------------------------------------------------------------------------
MIST - T. ROWE PRICE MID-CAP GROWTH - CLASS A
   05/01/2004    to    12/31/2004                     6.34      7.19      33,664
   01/01/2005    to    12/31/2005                     7.19      8.15      24,925
-----------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                      AUV AT    AUV AT   ACCUM. UNITS
                                                     BEGINNING    END       END OF
                                                     OF PERIOD OF PERIOD    PERIOD
-------------------------------------------------------------------------------------
MIST - T. ROWE PRICE MID-CAP GROWTH - CLASS B
   05/01/2003    to    12/31/2003                       4.76      6.12         522
   01/01/2004    to    12/31/2004                       6.12      7.12       5,784
   01/01/2005    to    12/31/2005                       7.12      8.04      10,483
-------------------------------------------------------------------------------------
MIST - THIRD AVENUE SMALL CAP VALUE - CLASS A
   05/01/2005    to    12/31/2005                      15.24     18.08      12,915
-------------------------------------------------------------------------------------
MIST - THIRD AVENUE SMALL CAP VALUE - CLASS B
   05/01/2004    to    12/31/2004                      11.99     14.32       1,044
   01/01/2005    to    12/31/2005                      14.32     16.31         225
-------------------------------------------------------------------------------------
MIST - VAN KAMPEN COMSTOCK - CLASS B
   05/01/2005    to    12/31/2005                      10.00     10.48      14,340
-------------------------------------------------------------------------------------
MSF - BLACKROCK BOND INCOME - CLASS A
   05/01/2004    to    12/31/2004                      45.55     47.26      15,846
   01/01/2005    to    12/31/2005                      47.26     47.73      15,209
-------------------------------------------------------------------------------------
MSF - BLACKROCK MONEY MARKET - CLASS A
   01/01/2003    to    12/31/2003                      10.01      9.96     177,316
   01/01/2004    to    12/31/2004                       9.96      9.91     123,483
   01/01/2005    to    12/31/2005                       9.91     10.06     104,958
-------------------------------------------------------------------------------------
MSF - BLACKROCK STRATEGIC VALUE - CLASS B
   05/01/2004    to    12/31/2004                      16.11     18.13           0
   01/01/2005    to    12/31/2005                      18.13     18.57         144
-------------------------------------------------------------------------------------
MSF - CAPITAL GUARDIAN U.S. EQUITY - CLASS A
   11/19/2004    to    12/31/2004                      11.03     11.45     887,766
   01/01/2005    to    12/31/2005                      11.45     11.95     671,545
-------------------------------------------------------------------------------------
MSF - CAPITAL GUARDIAN U.S. EQUITY - CLASS B
   05/01/2003    to    12/31/2003                       8.42     10.59      18,319
   01/01/2004    to    12/31/2004                      10.59     11.39      41,077
   01/01/2005    to    12/31/2005                      11.39     11.85      40,941
-------------------------------------------------------------------------------------
MSF - DAVIS VENTURE VALUE - CLASS E
   05/01/2003    to    12/31/2003                       8.56     10.77      13,018
   01/01/2004    to    12/31/2004                      10.77     11.91      12,933
   01/01/2005    to    12/31/2005                      11.91     12.94      22,975
-------------------------------------------------------------------------------------
MSF - FRANKLIN TEMPLETON SMALL CAP GROWTH - CLASS B
   05/01/2004    to    12/31/2004                       8.81      9.76         469
   01/01/2005    to    12/31/2005                       9.76     10.04       3,822
-------------------------------------------------------------------------------------
MSF - JENNISON GROWTH - CLASS B
   05/01/2004    to    12/31/2004                       9.64     10.48         434
   01/01/2005    to    12/31/2005                      10.48     11.73       9,211
-------------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                  AUV AT     AUV AT    ACCUM. UNITS
                                                 BEGINNING     END        END OF
                                                 OF PERIOD  OF PERIOD     PERIOD
-----------------------------------------------------------------------------------
MSF - METLIFE STOCK INDEX - CLASS A
   05/01/2005    to    12/31/2005                   8.13       8.74        6,872
-----------------------------------------------------------------------------------
MSF - T. ROWE PRICE LARGE CAP GROWTH - CLASS A
   05/01/2004    to    12/31/2004                  11.28      12.24       78,846
   01/01/2005    to    12/31/2005                  12.24      12.86       74,008
-----------------------------------------------------------------------------------
MSF - T. ROWE PRICE SMALL CAP GROWTH - CLASS A
   05/01/2004    to    12/31/2004                  12.53      13.38       35,817
   01/01/2005    to    12/31/2005                  13.38      14.64       35,735
-----------------------------------------------------------------------------------
MSF - WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES - CLASS A
   05/01/2004    to    12/31/2004                  19.04      20.23        7,977
   01/01/2005    to    12/31/2005                  20.23      20.52        4,607
-----------------------------------------------------------------------------------
NEWPORT TIGER FUND VS - CLASS A
(NOW MIST MFS RESEARCH INTERNATIONAL)
   01/01/1998    to    12/31/1998                  10.00       9.28        2,397
   01/01/1999    to    12/31/1999                   9.28      15.40        2,639
   01/01/2000    to    12/31/2000                  15.40      12.81        7,171
   01/01/2001    to    12/31/2001                  12.81      10.30        7,288
   01/01/2002    to    12/31/2002                  10.30       8.43        6,851
   01/01/2003    to    12/31/2003                   8.43      12.04        6,585
   01/01/2004    to    04/30/2004                  12.04      12.10        6,495
-----------------------------------------------------------------------------------
OPPENHEIMER BOND FUND/VA
(NOW MSF BLACKROCK BOND INCOME)
   01/01/1998    to    12/31/1998                  10.00      10.55       46,337
   01/01/1999    to    12/31/1999                  10.55      10.25       71,773
   01/01/2000    to    12/31/2000                  10.25      10.72       81,606
   01/01/2001    to    12/31/2001                  10.72      11.39       84,103
   01/01/2002    to    12/31/2002                  11.39      12.26       88,381
   01/01/2003    to    12/31/2003                  12.26      12.91       78,647
   01/01/2004    to    04/30/2004                  12.91      12.89       69,768
-----------------------------------------------------------------------------------
OPPENHEIMER CAPITAL APPRECIATION FUND/VA
(NOW MIST OPPENHEIMER CAPITAL APPRECIATION)
   01/01/1998    to    12/31/1998                  10.00      12.24        5,037
   01/01/1999    to    12/31/1999                  12.24      17.10       15,979
   01/01/2000    to    12/31/2000                  17.10      16.83       30,729
   01/01/2001    to    12/31/2001                  16.83      14.51       31,245
   01/01/2002    to    12/31/2002                  14.51      10.46       28,516
   01/01/2003    to    12/31/2003                  10.46      13.51       26,143
   01/01/2004    to    12/31/2004                  13.51      14.24       17,573
   01/01/2005    to    04/28/2005                  14.24      13.37       15,409
-----------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                AUV AT    AUV AT   ACCUM. UNITS
                                               BEGINNING    END       END OF
                                               OF PERIOD OF PERIOD    PERIOD
-------------------------------------------------------------------------------
OPPENHEIMER HIGH INCOME FUND/VA
   01/01/1998    to    12/31/1998                10.00      9.91      10,533
   01/01/1999    to    12/31/1999                 9.91     10.19      25,621
   01/01/2000    to    12/31/2000                10.19      9.67      32,733
   01/01/2001    to    12/31/2001                 9.67      9.72      28,146
   01/01/2002    to    12/31/2002                 9.72      9.36      22,628
   01/01/2003    to    12/31/2003                 9.36     11.44      21,951
   01/01/2004    to    04/30/2004                11.44     11.58      18,967
-------------------------------------------------------------------------------
OPPENHEIMER MAIN STREET FUND/VA
   01/01/1998    to    12/31/1998                10.00     10.34      14,882
   01/01/1999    to    12/31/1999                10.34     12.41      34,600
   01/01/2000    to    12/31/2000                12.41     11.16      54,516
   01/01/2001    to    12/31/2001                11.16      9.89      51,663
   01/01/2002    to    12/31/2002                 9.89      7.92      44,440
   01/01/2003    to    12/31/2003                 7.92      9.89      40,020
   01/01/2004    to    04/30/2004                 9.89      9.90      40,037
-------------------------------------------------------------------------------
OPPENHEIMER STRATEGIC BOND FUND/VA
(NOW MIST PIMCO TOTAL RETURN)
   01/01/1998    to    12/31/1998                10.00     10.16       2,684
   01/01/1999    to    12/31/1999                10.16     10.31       7,504
   01/01/2000    to    12/31/2000                10.31     10.43      11,203
   01/01/2001    to    12/31/2001                10.43     10.78       8,141
   01/01/2002    to    12/31/2002                10.78     11.43       9,802
   01/01/2003    to    12/31/2003                11.43     13.30      10,260
   01/01/2004    to    04/30/2004                13.30     13.26       7,285
-------------------------------------------------------------------------------
PIMCO VIT HIGH YIELD - ADMINISTRATIVE CLASS
   11/19/1999    to    12/31/1999                10.00     10.08          10
   01/01/2000    to    12/31/2000                10.08      9.86         116
   01/01/2001    to    12/31/2001                 9.86      9.95       1,324
   01/01/2002    to    12/31/2002                 9.95      9.70         617
   01/01/2003    to    12/31/2003                 9.70     11.76       2,887
   01/01/2004    to    12/31/2004                11.76     12.70       1,530
   01/01/2005    to    12/31/2005                12.70     13.04       2,079
-------------------------------------------------------------------------------
PIMCO VIT LOW DURATION - ADMINISTRATIVE CLASS
   11/19/1999    to    12/31/1999                10.00      9.97          10
   01/01/2000    to    12/31/2000                 9.97     10.69         108
   01/01/2001    to    12/31/2001                10.69     11.35      13,205
   01/01/2002    to    12/31/2002                11.35     11.98      11,114
   01/01/2003    to    12/31/2003                11.98     12.09      18,256
   01/01/2004    to    12/31/2004                12.09     12.14      12,143
   01/01/2005    to    12/31/2005                12.14     12.09      12,603
-------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                     AUV AT        AUV AT   ACCUM. UNITS
                                                    BEGINNING        END       END OF
                                                    OF PERIOD     OF PERIOD    PERIOD
----------------------------------------------------------------------------------------
PIMCO VIT STOCKSPLUS(R) GROWTH AND INCOME - ADMINISTRATIVE CLASS
   11/19/1999    to    12/31/1999                     10.00         10.31          10
   01/01/2000    to    12/31/2000                     10.31          9.28          10
   01/01/2001    to    12/31/2001                      9.28          8.11           0
   01/01/2002    to    12/31/2002                      8.11          6.38           0
   01/01/2003    to    12/31/2003                      6.38          8.20           0
   01/01/2004    to    12/31/2004                      8.20          8.96           0
   01/01/2005    to    12/31/2005                      8.96          9.15           0
----------------------------------------------------------------------------------------
PIMCO VIT TOTAL RETURN - ADMINISTRATIVE CLASS
   11/19/1999    to    12/31/1999                     10.00          9.90       1,525
   01/01/2000    to    12/31/2000                      9.90         10.75      12,364
   01/01/2001    to    12/31/2001                     10.75         11.49      52,071
   01/01/2002    to    12/31/2002                     11.49         12.36      64,546
   01/01/2003    to    12/31/2003                     12.36         12.81      61,346
   01/01/2004    to    12/31/2004                     12.81         13.24      62,279
   01/01/2005    to    12/31/2005                     13.24         13.38      54,107
----------------------------------------------------------------------------------------
PUTNAM VT GROWTH AND INCOME FUND - CLASS IA
   01/01/1998    to    12/31/1998                     10.00         11.40      80,114
   01/01/1999    to    12/31/1999                     11.40         11.42     131,527
   01/01/2000    to    12/31/2000                     11.42         12.18     169,137
   01/01/2001    to    12/31/2001                     12.18         11.27     187,714
   01/01/2002    to    12/31/2002                     11.27          9.02     151,743
   01/01/2003    to    12/31/2003                      9.02         11.36     125,052
   01/01/2004    to    12/31/2004                     11.36         12.48      96,276
   01/01/2005    to    12/31/2005                     12.48         12.98      79,914
----------------------------------------------------------------------------------------
PUTNAM VT INTERNATIONAL EQUITY FUND - CLASS IA
   01/01/1998    to    12/31/1998                     10.00         11.73      56,566
   01/01/1999    to    12/31/1999                     11.73         18.52      81,982
   01/01/2000    to    12/31/2000                     18.52         16.54     123,371
   01/01/2001    to    12/31/2001                     16.54         12.98     137,711
   01/01/2002    to    12/31/2002                     12.98         10.56     118,166
   01/01/2003    to    12/31/2003                     10.56         13.42      97,509
   01/01/2004    to    12/31/2004                     13.42         15.41      75,276
   01/01/2005    to    04/29/2005                     15.41         14.85      63,574
----------------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                                 AUV AT          AUV AT   ACCUM. UNITS
                                                BEGINNING          END       END OF
                                                OF PERIOD       OF PERIOD    PERIOD
     ---------------------------------------------------------------------------------
     PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES FUND - CLASS IA
        01/01/1998    to    12/31/1998            10.00           11.42       4,783
        01/01/1999    to    12/31/1999            11.42           22.86       8,721
        01/01/2000    to    12/31/2000            22.86           13.85      22,503
        01/01/2001    to    12/31/2001            13.85            9.76      22,906
        01/01/2002    to    12/31/2002             9.76            8.33      20,105
        01/01/2003    to    12/31/2003             8.33           10.97      17,641
        01/01/2004    to    04/30/2004            10.97           10.89      16,113
     ---------------------------------------------------------------------------------
     PUTNAM VT NEW VALUE FUND - CLASS IA
        01/01/1998    to    12/31/1998            10.00           10.50       2,202
        01/01/1999    to    12/31/1999            10.50           10.38       2,342
        01/01/2000    to    12/31/2000            10.38           12.54       5,920
        01/01/2001    to    12/31/2001            12.54           12.81       9,644
        01/01/2002    to    12/31/2002            12.81           10.68       7,510
        01/01/2003    to    12/31/2003            10.68           13.99       7,034
        01/01/2004    to    04/30/2004            13.99           14.10       7,013
     ---------------------------------------------------------------------------------
     PUTNAM VT VISTA FUND - CLASS IA
        01/01/1998    to    12/31/1998            10.00           11.80       6,799
        01/01/1999    to    12/31/1999            11.80           17.80      17,707
        01/01/2000    to    12/31/2000            17.80           16.85      46,645
        01/01/2001    to    12/31/2001            16.85           11.07      61,259
        01/01/2002    to    12/31/2002            11.07            7.60      52,439
        01/01/2003    to    12/31/2003             7.60            9.99      46,667
        01/01/2004    to    12/31/2004             9.99           11.72      38,483
        01/01/2005    to    12/31/2005            11.72           13.00      31,552
     ---------------------------------------------------------------------------------
     RUSSELL AGGRESSIVE EQUITY FUND
        01/01/1998    to    12/31/1998            10.00           10.00       8,651
        01/01/1999    to    12/31/1999            10.00           10.46      44,230
        01/01/2000    to    12/31/2000            10.46           10.24      83,187
        01/01/2001    to    12/31/2001            10.24            9.86      97,457
        01/01/2002    to    12/31/2002             9.86            7.87      91,423
        01/01/2003    to    12/31/2003             7.87           11.29      83,682
        01/01/2004    to    12/31/2004            11.29           12.78      64,676
        01/01/2005    to    12/31/2005            12.78           13.40      43,722
     ---------------------------------------------------------------------------------

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

                                           AUV AT    AUV AT   ACCUM. UNITS
                                          BEGINNING    END       END OF
                                          OF PERIOD OF PERIOD    PERIOD
     ---------------------------------------------------------------------
     RUSSELL CORE BOND FUND
        01/01/1998    to    12/31/1998      10.00     10.63      61,498
        01/01/1999    to    12/31/1999      10.63     10.42     220,655
        01/01/2000    to    12/31/2000      10.42     11.30     251,998
        01/01/2001    to    12/31/2001      11.30     11.97     315,017
        01/01/2002    to    12/31/2002      11.97     12.85     277,869
        01/01/2003    to    12/31/2003      12.85     13.45     267,556
        01/01/2004    to    12/31/2004      13.45     13.88     199,537
        01/01/2005    to    12/31/2005      13.88     13.96     169,521
     ---------------------------------------------------------------------
     RUSSELL MULTI-STYLE EQUITY FUND
        01/01/1998    to    12/31/1998      10.00     12.74      48,388
        01/01/1999    to    12/31/1999      12.74     14.72     213,789
        01/01/2000    to    12/31/2000      14.72     12.74     358,326
        01/01/2001    to    12/31/2001      12.74     10.77     448,317
        01/01/2002    to    12/31/2002      10.77      8.16     425,198
        01/01/2003    to    12/31/2003       8.16     10.37     403,663
        01/01/2004    to    12/31/2004      10.37     11.23     337,256
        01/01/2005    to    12/31/2005      11.23     11.88     277,883
     ---------------------------------------------------------------------
     RUSSELL NON-U.S. FUND
        01/01/1998    to    12/31/1998      10.00     11.18      18,259
        01/01/1999    to    12/31/1999      11.18     14.71      98,852
        01/01/2000    to    12/31/2000      14.71     12.41     162,115
        01/01/2001    to    12/31/2001      12.41      9.54     221,419
        01/01/2002    to    12/31/2002       9.54      7.98     205,784
        01/01/2003    to    12/31/2003       7.98     10.92     192,208
        01/01/2004    to    12/31/2004      10.92     12.74     145,232
        01/01/2005    to    12/31/2005      12.74     14.29     113,408
     ---------------------------------------------------------------------
     RUSSELL REAL ESTATE SECURITIES FUND
        07/01/1999    to    12/31/1999      10.00      9.40       5,907
        01/01/2000    to    12/31/2000       9.40     11.79      22,161
        01/01/2001    to    12/31/2001      11.79     12.54      29,069
        01/01/2002    to    12/31/2002      12.54     12.83      25,474
        01/01/2003    to    12/31/2003      12.83     17.36      22,988
        01/01/2004    to    12/31/2004      17.36     23.09      18,880
        01/01/2005    to    12/31/2005      23.09     25.72      13,869
     ---------------------------------------------------------------------

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment options are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Goldman Sachs Variable Insurance Trust:
Goldman Sachs Global Income Fund and Goldman Sachs Internet Tollkeeper Fund (closed April 25, 2002, and subsequently substituted); (b) DWS Variable Series II (formerly Scudder Variable Series II): DWS Government & Agency Securities VIP (Class A) (formerly Scudder Government & Agency Securities Portfolio) (Class A); DWS Small Cap Growth VIP (Class A) (formerly Scudder Small Cap Growth Portfolio) (Class A); and SVS Dreman Small Cap Value Portfolio (Class A) (closed May 1, 2002); (c) Dreyfus Stock Index Fund (Service Series) (closed May 1, 2003, and subsequently substituted); (d) Met Investors Series Trust ("MIST"): for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class B); contracts issued prior to May 1, 2003, T. Rowe Price Mid-Cap Growth Portfolio (Class A) (closed May 1, 2004); (e) Metropolitan Series Fund, Inc. ("MSF"): the Capital Guardian U.S. Equity Portfolio (Class B) (closed November 19, 2004); (f) PIMCO Variable Insurance Trust: PIMCO VIT Total Return Portfolio (Administrative Class) (closed November 19, 2004); (g) MIST:
Lord Abbett Bond Debenture Portfolio (Class B) and Third Avenue Small Cap Value Portfolio (Class A) (closed May 1, 2005); (h) AIM Variable Insurance Funds: AIM V.I. Capital Appreciation Fund (Series I) (closed May 1, 2006); (i) MSF: T. Rowe Price Large Cap Growth Portfolio (Class B) (added and closed May 1, 2006).

Effective as of April 28, 2003, the General American Money Market Fund was merged into the State Street Research Money Market Portfolio of Metropolitan Series Fund, Inc. and the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS(R) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) AIM Variable Insurance Funds: the AIM V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Fund (Class A) of Met Investors Series Trust; (b) Alliance-Bernstein Variable Products Series Fund,
Inc.:

AllianceBernstein Premier Growth Portfolio (Class A) was replaced with the Janus Aggressive Growth Portfolio (Class A) of the Met Investors Series Trust; the Alliance Bernstein Value Portfolio (Class B) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust; and the AllianceBernstein Small Cap Value Portfolio (Class B) (closed effective May 1, 2003) was replaced with the Third Avenue Small Cap Value Portfolio (Class B) of the Met Investors Series Trust; (c) American Century Variable Portfolios, Inc.: the American Century VP Income & Growth Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; the American Century VP Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Mid-Cap Value Portfolio (Class A) of the Met Investors Series Trust; and the American Century VP International Fund (closed effective May 1,
2003) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (d) Dreyfus Variable Investment Fund (Initial Shares): the Dreyfus VIF - Disciplined Stock Portfolio (closed effective May 1, 2003) and the Dreyfus VIF - Capital Appreciation Portfolio (closed effective May 1, 2003) were replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (e) Franklin Templeton Variable Insurance Products Trust (Class 1): the Franklin Small Cap Fund (closed effective May 1, 2004) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and the Mutual Shares Securities Fund (closed effective May 1, 2004) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; (f) Goldman Sachs Variable Insurance Trust ("GSVIT"): the GSVIT Growth and Income Fund (closed effective May 1, 2002) was replaced with the Lord Abbett Growth and Income Fund (Class A) of the Met Investors Series Trust; and the GSVIT International Equity Fund (closed effective May 1,
2002) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (g) INVESCO Variable Investment Funds, Inc.: the INVESCO VIF-Dynamics Fund (closed effective May 1, 2003) was replaced with the T. Rowe Price Mid-Cap Growth Portfolio (Class A) of the Met Investors Series Trust; and the INVESCO VIF-High Yield Fund (closed effective May 1,
2002) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of Met Investors Series Trust; (h) Liberty Variable Investments: the Newport Tiger

Fund, Variable Series (Class A) (closed effective May 1, 2002) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (i) MFS(R) Variable Insurance Trust (Initial Class): MFS(R) Research Series (closed effective May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; MFS(R) Emerging Growth Series (closed effective May 1, 2004) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.; and the MFS(R) Strategic Income Series (closed effective May 1, 2004) was replaced with the Western Asset Management Strategic Bond Opportunities Portfolio (Class A), (formerly Salomon Brothers Strategic Bond Opportunities Portfolio) (Class A) of the Metropolitan Series Fund, Inc.
(j) Oppenheimer Variable Account Funds (Initial Class): Oppenheimer Strategic Bond Fund/VA was replaced with the PIMCO Total Return Portfolio (Class A) of Met Investors Series Trust; Oppenheimer Main Street Fund/VA was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of Met Investors Series Trust; Oppenheimer High Income Fund/VA was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of Met Investors Series Trust; Oppenheimer Bond Fund/VA was replaced with the State Street Research Bond Income Portfolio (Class A) of Metropolitan Series Fund, Inc.; (k) Putnam Variable Trust (Class
IA): Putnam VT New Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Fund (Class A) of the Met Investors Series Trust; and the Putnam VT International New Opportunities Fund (closed effective May 1, 2003) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (l) Scudder Variable Series I (Class A): the Scudder International Portfolio (closed effective May 1, 2003) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust.

Effective as of November 22, 2004, the J.P. Morgan Quality Bond Portfolio (Class A) of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio (Class A) of the Met Investors Series Trust and the J.P. Morgan Select Equity Portfolio (Class A) of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio (Class A) of the Metropolitan Series Fund, Inc.

Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class A) was replaced with the Neuberger Berman Real Estate Portfolio (Class A) of the Met Investors Series Trust; (b) Dreyfus Variable Investment Fund: the Dreyfus Stock Index Fund (Initial Shares) (closed effective May 1, 2003) was replaced with the MetLife Stock Index Portfolio (Class A) of the Metropolitan Series Fund, Inc.;
(c) MFS(R) Variable Insurance Trust: the MFS(R) High Income Series (Initial Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of the Met Investors Series Trust, the MFS(R) Investors Trust Series (Initial Class) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class
A) of the Met Investors Series Trust, and the MFS(R) New Discovery Series (Initial Class) was replaced with the Met/AIM Small Cap Growth Portfolio (Class
A) of the Met Investors Series Trust; (d) Oppenheimer Variable Account Funds: the Oppenheimer Capital Appreciation Fund/VA (Class A) (closed May 1, 2004) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust; (e) Putnam Variable Trust: the Putnam VT International Equity Fund (Class IA) was replaced with the MFS(R) Research International Portfolio (Class A) of the Met Investors Series Trust; (f) Scudder Variable Series II: the SVS Dreman Small Cap Value Portfolio (Class A) (closed effective May 1, 2002) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; (g) Fidelity Variable Insurance Products: the VIP High Income Portfolio (Service Class 2) was replaced with the Lord Abbett Bond Debenture Portfolio (Class B) of the Met Investors Series Trust.

Effective as of May 1, 2006, the Fidelity VIP Growth Portfolio (Service Class
2) of the Fidelity Variable Insurance Products was merged into the T. Rowe
Price Large Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 1. INVESTMENT OBJECTIVES

Below is a listing of the investment advisers and subadvisers, if any, and the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

CERTAIN PORTFOLIOS MAY NOT BE AVAILABLE WITH YOUR CONTRACT. SEE PART 2 OF THIS APPENDIX FOR A LIST OF THE PORTFOLIOS AVAILABLE WITH YOUR CONTRACT.

AIM VARIABLE INSURANCE FUNDS (SERIES 1)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. AIM Advisors, Inc. is the investment adviser to each portfolio. The following Series I portfolio is available under the contract:

AIM V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: The Fund's investment objective is to provide long-term growth of capital.

FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity Variable Insurance Products is a mutual fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. is the subadviser for the fund. The following Service Class 2 portfolio is available under the contract:

VIP EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The Equity-Income Portfolio seeks reasonable income by investing primarily in income producing equity securities. The Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index (S&P 500).

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate portfolios. Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund, and Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund. The following Class 1 portfolios are available under the contract:

TEMPLETON DEVELOPING MARKETS SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital appreciation.

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth. The Fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets and normally invests predominately in equity securities.

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. The following Class A (or Class B as noted) portfolios are available under the contracts.

CYCLICAL GROWTH ETF PORTFOLIO (CLASS B)

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks growth of capital.

CYCLICAL GROWTH AND INCOME ETF PORTFOLIO (CLASS B)

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks growth of capital and income.

LEGG MASON AGGRESSIVE GROWTH PORTFOLIO

SUBADVISER: ClearBridge Advisors, LLC (formerly, CAM North America, LLC)*

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LEGG MASON VALUE EQUITY PORTFOLIO (CLASS B)

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks growth of capital and current income without excessive fluctuations in the market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MET/AIM CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: AIM Capital Management, Inc.

INVESTMENT OBJECTIVE: The portfolio seeks capital appreciation.

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: AIM Capital Management, Inc.

INVESTMENT OBJECTIVE: The portfolio seeks long-term growth of capital.

MET/PUTNAM CAPITAL OPPORTUNITIES PORTFOLIO

SUBADVISER: Putnam Investment Management, LLC

INVESTMENT OBJECTIVE: The portfolio seeks long-term growth of capital.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

Subadviser: Neuberger Berman Management Inc.

INVESTMENT OBJECTIVE: The portfolio seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

Subadviser: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: Seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: Seeks maximum total return, consistent with the preservation of capital and prudent investment management.

STRATEGIC CONSERVATIVE GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks primarily growth of capital with a level of risk expected to be less than that of an investor fully invested in stocks.

STRATEGIC GROWTH AND INCOME PORTFOLIO (CLASS B)

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks both growth of capital and income where growth takes precedence over income.

STRATEGIC GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: Seeks growth of capital.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO (CLASS B)

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO (CLASS B)

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: Seeks long-term capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)

SUBADVISER: Morgan Stanley Investment Management Inc. dba Van Kampen Asset Management

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc. dba Van Kampen Asset Management**

INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.

MET INVESTORS SERIES TRUST: METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

METLIFE DEFENSIVE STRATEGY PORTFOLIO

SUBADVISER: N/A

INVESTMENT OBJECTIVE: Seeks a high level of current income with growth of capital, a secondary objective.
METLIFE MODERATE STRATEGY PORTFOLIO

SUBADVISER: N/A

INVESTMENT OBJECTIVE: Seeks high total return in the form of income and growth of capital, with a greater emphasis on income.

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Adviser, LLC has engaged subadvisers to provide investment advice for the individual portfolios. The following Class A (or Class B or Class E as noted) portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: Seeks competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: Seeks a high level of current income consistent with preservation of capital.

BLACKROCK STRATEGIC VALUE PORTFOLIO (CLASS B)

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: Seeks high total return, consisting principally of capital appreciation.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisors, L.P.

INVESTMENT OBJECTIVE: Seeks growth of capital.

FI INTERNATIONAL STOCK PORTFOLIO (CLASS B)

SUBADVISER: Fidelity Management & Research Company

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

JENNISON GROWTH PORTFOLIO (CLASS B)

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: Seeks long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: Metropolitan Life Insurance Company

INVESTMENT OBJECTIVE: Seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: Seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: Seeks to maximize total return consistent with preservation of capital.

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a trust with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

PIMCO VIT HIGH YIELD PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio invests under normal circumstances, at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least Caa by Moody's or CCC by S&P, or if unrated, determined by PIMCO to be of comparable quality subject to a maximum of 5% of its total assets in securities rated Caa by Moody's or CCC by S&P, or if unrated, determined by PIMCO to be of comparable quality.

PIMCO VIT LOW DURATION PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio seeks maximum total return consistent with preservation of capital and prudent investment management. The Portfolio invests under normal circumstances, at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities.

PIMCO VIT STOCKSPLUS(R) GROWTH AND INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The Portfolio seeks to achieve a total return which exceeds that of the Standard & Poor's 500 Index (S&P 500). The Portfolio invests in common stocks, options, futures, options on futures and swaps. Under normal market conditions, the Portfolio invests substantially all of its assets in S&P 500 derivatives, backed by a portfolio of Fixed Income Instruments.

PUTNAM VARIABLE TRUST (CLASS IA)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following portfolios are available under the contract:

PUTNAM VT GROWTH AND INCOME FUND

INVESTMENT OBJECTIVE: Seeks capital growth and current income.

PUTNAM VT VISTA FUND


INVESTMENT OBJECTIVE: Seeks capital appreciation.

RUSSELL INVESTMENT FUNDS

Russell Investment Funds is managed by Frank Russell Investment Management Company. Russell Investment Funds is a mutual fund with five portfolios, each with its own investment objective. The following portfolios are available under the contract:

AGGRESSIVE EQUITY FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

CORE BOND FUND

INVESTMENT OBJECTIVE: Seeks to provide current income and the preservation of capital.

MULTI-STYLE EQUITY FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

NON-U.S. FUND

INVESTMENT OBJECTIVE: Seeks to provide long term capital growth.

REAL ESTATE SECURITIES FUND

INVESTMENT OBJECTIVE: Seeks to provide current income and long term capital growth.
--------------------------------------------------------------------------------
* Prior to October 1, 2006, Janus Capital Management LLC was the subadviser to this portfolio.

** Prior to October 1, 2006, Lord, Abbett & Co. LLC was the subadviser to this portfolio.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
PART 2. PORTFOLIOS AVAILABLE WITH YOUR CONTRACT

If you purchased the RUSSELL-SELECT VARIABLE ANNUITY, the following portfolios are available:

METROPOLITAN SERIES FUND, INC.

   BlackRock Money Market Portfolio (Class A)

RUSSELL INVESTMENT FUNDS

   Aggressive Equity Fund
   Core Bond Fund
   Multi-Style Equity Fund
   Non-U.S. Fund
   Real Estate Securities Fund
--------------------------------------------------------------------------------

If you purchased the CUSTOM-SELECT VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (SERIES I)

   AIM V.I. International Growth Fund

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

   Templeton Developing Markets Securities Fund Templeton Foreign Securities
   Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

   Cyclical Growth ETF Portfolio (Class B)
   Cyclical Growth and Income ETF Portfolio (Class B)
   Legg Mason Aggressive Growth Portfolio
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid-Cap Value Portfolio
   Met/AIM Capital Appreciation Portfolio
   Met/AIM Small Cap Growth Portfolio
   Met/Putnam Capital Opportunities Portfolio
   MFS(R) Research International Portfolio
   Neuberger Berman Real Estate Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Total Return Portfolio
   Strategic Conservative Growth Portfolio (Class B)
   Strategic Growth and Income Portfolio (Class B)
   Strategic Growth Portfolio (Class B)
   Van Kampen Comstock Portfolio (Class B)
   Van Kampen Mid-Cap Growth Portfolio

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

   MetLife Defensive Strategy Portfolio
   MetLife Moderate Strategy Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A)

   BlackRock Bond Income Portfolio
   BlackRock Money Market Portfolio
   Capital Guardian U.S. Equity Portfolio
   T. Rowe Price Large Cap Growth Portfolio
   T. Rowe Price Small Cap Growth Portfolio
   Western Asset Management Strategic Bond Opportunities Portfolio

PUTNAM VARIABLE TRUST (CLASS IA)

   Putnam VT Growth and Income Fund
   Putnam VT Vista Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*
   DWS Government & Agency Securities VIP
     (Class A) 5/1/02
   DWS Small Cap Growth VIP (Class A) 5/1/02
   Capital Guardian U.S. Equity Portfolio
     (Class B) 11/19/04
   Third Avenue Small Cap Value Portfolio
     (Class A) 5/1/05
   AIM V.I. Capital Appreciation Fund (Series I) 5/1/06
--------------------------------------------------------------------------------

If you purchased the NAVIGATOR-SELECT VARIABLE ANNUITY, the following portfolios are available:

AIM VARIABLE INSURANCE FUNDS (SERIES I)

   AIM V.I. International Growth Fund

FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

   VIP Equity-Income Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 1)

   Templeton Developing Markets Securities Fund
   Templeton Foreign Securities Fund

MET INVESTORS SERIES TRUST (CLASS A (OR CLASS B AS NOTED))

   Cyclical Growth ETF Portfolio (Class B)
   Cyclical Growth and Income ETF Portfolio (Class B)
   Legg Mason Aggressive Growth Portfolio
   Legg Mason Value Equity Portfolio (Class B)
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   Lord Abbett Mid-Cap Value Portfolio
   Met/AIM Capital Appreciation Portfolio
   Met/AIM Small Cap Growth Portfolio
   Met/Putnam Capital Opportunities Portfolio
   MFS(R) Research International Portfolio
   Neuberger Berman Real Estate Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Total Return Portfolio
   Strategic Conservative Growth Portfolio (Class B)
   Strategic Growth and Income Portfolio (Class B)
   Strategic Growth Portfolio (Class B)
   T. Rowe Price Mid-Cap Growth Portfolio (Class B)
   Third Avenue Small Cap Value Portfolio (Class B)
   Van Kampen Comstock Portfolio (Class B)
   Van Kampen Mid-Cap Growth Portfolio

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

   MetLife Defensive Strategy Portfolio
   MetLife Moderate Strategy Portfolio

METROPOLITAN SERIES FUND, INC. (CLASS A (OR CLASS B OR CLASS E AS NOTED))

   BlackRock Bond Income Portfolio
   BlackRock Money Market Portfolio
   BlackRock Strategic Value Portfolio (Class B)
   Capital Guardian U.S. Equity Portfolio
   Davis Venture Value Portfolio (Class E)
   FI International Stock Portfolio (Class B)
   Franklin Templeton Small Cap Growth Portfolio
     (Class B)
   Jennison Growth Portfolio (Class B)
   MetLife Stock Index Portfolio
   T. Rowe Price Large Cap Growth Portfolio
   T. Rowe Price Small Cap Growth Portfolio
   Western Asset Management Strategic Bond Opportunities Portfolio

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

   PIMCO VIT High Yield Portfolio
   PIMCO VIT Low Duration Portfolio
   PIMCO VIT StocksPLUS Growth and Income
     Portfolio

PUTNAM VARIABLE TRUST (CLASS IA)

   Putnam VT Growth and Income Fund
   Putnam VT Vista Fund

CLOSED PORTFOLIOS FOR THIS PRODUCT*
   DWS Government & Agency Securities VIP
     (Class A) 5/1/02
   DWS Small Cap Growth VIP (Class A) 5/1/02
   SVS Dreman Small Cap Value Portfolio
     (Class A) 5/1/02
   T. Rowe Price Mid-Cap Growth Portfolio
     (Class A) 5/1/04
   Lord Abbett Growth and Income Portfolio
     (Class B) 5/1/04
   Capital Guardian U.S. Equity Portfolio
     (Class B) 11/19/04
   PIMCO VIT Total Return Portfolio
     (Administrative Class) 11/19/04
   Third Avenue Small Cap Value Portfolio
     (Class A) 5/1/05
   Lord Abbett Bond Debenture Portfolio (Class B) 5/1/05
   AIM V.I. Capital Appreciation Fund (Series I) 5/1/06
   T. Rowe Price Large Cap Growth Portfolio
     (Class B) 5/1/06
--------------------------------------------------------------------------------
*These portfolios are closed for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing).

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                   SUPPLEMENT DATED NOVEMBER 9, 2009 TO THE
                     STATEMENTS OF ADDITIONAL INFORMATION
                            DATED NOVEMBER 9, 2006

    1. COMBINATION OF SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN THE STATEMENT OF ADDITIONAL INFORMATION TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

If you have any questions, please contact us at 1-800-343-8496.

    2. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following replaces the "EXPERT" section in its entirety:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Sub-Accounts of MetLife Investors Variable Annuity Account One included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of MetLife Investors Insurance Company (the "Company") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements of General American Life Insurance Company and subsidiaries (the "Guarantor") included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1,
2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The consolidated financial statements, and the related financial statement schedules, incorporated in this Statement of Additional Information by reference from the MetLife, Inc. and subsidiaries' ("MetLife") Annual Report on Form 10-K, and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2008, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding changes in MetLife's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and (2) express an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    3. COMPANY

The paragraph appearing in the COMPANY section, relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.

    4. ADDITIONAL INFORMATION

As noted in the COMPANY section of the Statement of Additional Information, MetLife, Inc. has entered into a net worth maintenance agreement with the Company. As permitted by Securities and Exchange Commission ("SEC") rules, we are incorporating into the Statement of Additional Information the following documents which have been filed with the SEC, which means these documents are legally part of the Statement of Additional Information:

The consolidated financial statements and financial schedules from MetLife, Inc. and subsidiaries Annual Report on Form 10-K for the year ended
December 31, 2008, filed on March 2, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.

You should only consider MetLife, Inc.'s financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above, as bearing on the ability of MetLife, Inc. to meet its obligations under the net worth maintenance agreement.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

Financial statements of the Registrant, Depositor and Guarantor will be filed by amendment.

                      STATEMENT OF ADDITIONAL INFORMATION

                    INDIVIDUAL FIXED AND VARIABLE DEFERRED

                               ANNUITY CONTRACT

                                   ISSUED BY

                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                                      AND

                   METLIFE INVESTORS LIFE INSURANCE COMPANY

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER 9, 2006, FOR THE INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: 5 PARK PLAZA, SUITE 1900, IRVINE, CA 92614, (800) 989-3752.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER 9, 2006.

SAI-NAVIGATOR 11/06

                  TABLE OF CONTENTS                   PAGE...

                  COMPANY................................ 3

                  EXPERTS................................ 3

                  CUSTODIAN.............................. 4

                  DISTRIBUTION........................... 4

                  CALCULATION OF PERFORMANCE INFORMATION. 4
                     Total Return........................ 4
                     Historical Unit Values.............. 5
                     Reporting Agencies.................. 5

                  ANNUITY PROVISIONS..................... 6
                     Variable Annuity.................... 6
                     Fixed Annuity....................... 6
                     Annuity Unit Value.................. 6
                     Net Investment Factor............... 6
                     Mortality and Expense Guarantee..... 6

                  TAX STATUS OF THE CONTRACTS............ 6

                  FINANCIAL STATEMENTS................... 8

COMPANY

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased MetLife Investors which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Life Insurance Services Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. MetLife is a leading provider of insurance and financial products and services to individual and group customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

On December 31, 2002, MetLife entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its Policy Owners) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc., without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.

In addition, General American Life entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.

The Company presently is licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

EXPERTS

The financial statements of the sub-accounts of MetLife Investors Variable Annuity Account Five included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 100 South 4th Street, St. Louis, Missouri 63102.

The consolidated financial statements of MetLife Investors Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, as required by new accounting guidance which became effective January 1, 2004), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.

The consolidated financial statements of General American Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively) and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.

CUSTODIAN

MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, California 92614 is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information -- Distribution of Contracts.") Additional information is provided below.

The contracts are not currently offered for sale.

MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, California 92614. In December 2004 MetLife Investors Distribution Company, a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of NASD, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.

Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:

                                                              AGGREGATE
                                                              AMOUNT OF
                                   AGGREGATE                 COMMISSIONS
                                   AMOUNT OF                 RETAINED BY
                                  COMMISSIONS             DISTRIBUTOR AFTER
                                    PAID TO                  PAYMENTS TO
FISCAL YEAR                       DISTRIBUTOR               SELLING FIRMS
-----------                       -----------             -----------------
2003                              $11,225,106                    $0
2004                              $ 9,014,241                    $0
2005                              $ 7,986,011                    $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing and other expenses of distributing the contracts.

CALCULATION OF PERFORMANCE INFORMATION

TOTAL RETURN

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Premium, a .15% Administrative Expense Charge, the expenses for the underlying investment portfolio being advertised and any applicable Contract Maintenance Charges and Withdrawal Charges.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charges and any applicable Withdrawal Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

   P (1 + T)/n/ = ERV

Where:

   P  =  a hypothetical initial payment of $1,000

   T  =  average annual total return

   n  =  number of years

   ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any Withdrawal Charge. The deduction of any Withdrawal Charge would reduce any percentage increase or make greater any percentage decrease.

You should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what your total return may be in any future period.

HISTORICAL UNIT VALUES

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

ANNUITY PROVISIONS

VARIABLE ANNUITY

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment portfolio(s) of the Separate Account. At the Annuity Date, the Contract Value in each investment portfolio will be applied to the applicable Annuity Tables. The Annuity Table used will depend upon the Annuity Option chosen. If, as of the Annuity Date, the then current Annuity Option rates applicable to this class of Contracts provide a first Annuity Payment greater than guaranteed under the same Annuity Option under this Contract, the greater payment will be made. The dollar amount of Annuity Payments after the first is determined as follows:

(1)the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.

(2)the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

The total dollar amount of each Variable Annuity Payment is the sum of all investment portfolios' Variable Annuity Payments reduced by the applicable Contract Maintenance Charge.

FIXED ANNUITY

A fixed annuity is a series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The General Account Value on the day immediately preceding the Annuity Date will be used to determine the Fixed Annuity monthly payment. The first monthly Annuity Payment will be based upon the Annuity Option elected and the appropriate Annuity Option Table.

ANNUITY UNIT VALUE

The value of an Annuity Unit for each investment portfolio was arbitrarily set initially at $10. This was done when the first investment portfolio shares were purchased. The investment portfolio Annuity Unit value at the end of any subsequent Valuation Period is determined by multiplying the investment portfolio Annuity Unit value for the immediately preceding Valuation Period by the product of (a) the Net Investment Factor for the day for which the Annuity Unit value is being calculated, and (b) 0.999919.

NET INVESTMENT FACTOR

The Net Investment Factor for any investment portfolio for any Valuation Period is determined by dividing:

(a)the Accumulation Unit value as of the close of the current Valuation Period, by

(b)the Accumulation Unit value as of the close of the immediately preceding Valuation Period.

The Net Investment Factor may be greater or less than one, as the Annuity Unit value may increase or decrease.

MORTALITY AND EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

TAX STATUS OF THE CONTRACTS

Tax law imposed several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

DIVERSIFICATION REQUIREMENTS. The Internal Revenue Code (Code) requires that the investments of each investment division of the separate account underlying the contracts be "adequately diversified" in order for the contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment portfolio will satisfy these diversification requirements.

OWNER CONTROL. In some circumstances, owners of variable annuity contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, we believe that the owner of a contract should not be treated as the owner of the separate account assets. We reserve the right to modify the contract to bring it into conformity with applicable standards should such modification be necessary to prevent an owner of the contract from being treated as the owner of the underlying separate account assets.

REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.

The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

FINANCIALSTATEMENTS

The consolidated financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts. The financial statements for the Separate Account are included herein.

PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a. Financial Statements

The following financial statements of the Separate Account are included in Part B hereof: (to be filed by amendment)

    1. Report of Independent Registered Public Accounting Firm.

    2. Statement of Assets and Liabilities as of December 31, 2008.

    3. Statement of Operations for the year ended December 31, 2008.

    4. Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007.

    5. Notes to Financial Statements - December 31, 2008.

The following financial statements of the Company are included in Part B hereof: (to be filed by amendment)

    1. Report of Independent Registered Public Accounting Firm.

    2. Balance Sheets as of December 31, 2008 and 2007.

    3. Statements of Income for the years ended December 31, 2008, 2007 and
       2006.

    4. Statements of Shareholder's Equity for the years ended December 31, 2008, 2007 and 2006.

    5. Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

    6. Notes to Financial Statements.

The following consolidated financial statements of General American Life Insurance Company as Guarantor are included in Part B hereof: (to be filed by amendment)

    1. Report of Independent Registered Public Accounting Firm.

    2. Consolidated Balance Sheets as of December 31, 2008 and 2007.

    3. Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006.

    4. Consolidated Statements of Shareholder's Equity for the years ended December 31, 2008, 2007 and 2006.

    5. Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

    6. Notes to Consolidated Financial Statements.

b. Exhibits

1.  (i)    Resolution of the Board of Directors of MetLife Investors Insurance
           Company of California authorizing the establishment of the Variable Account (2)

    (ii) Resolution of the Board of Directors of MetLife Investors Insurance Company of California effecting the establishment of the Separate Account (11)

    (iii) Resolutions of the Board of Directors of MetLife Investors Insurance Company (including form of revised proposed Agreement and Plan of Merger attached as Exhibit A to the resolutions) (16)

    (iv) Resolution of the Board of Directors of MetLife Investors Insurance Company authorizing the establishment of the Variable Account (17)

    (v) Resolutions of the Board of Directors of MetLife Investors Insurance Company (Separate Account Consolidation) (to be filed by amendment)

2.         Not Applicable

3.  (i)    Principal Underwriter's and Selling Agreement of MetLife Investors
           Insurance Company (13)

    (ii) Amendment to Principal Underwriter's and Selling Agreement of MetLife Investors Insurance Company (13)

    (iii) Amendment No. 2 to Principal Underwriter's and Selling Agreement of MetLife Investors Insurance Company (13)

    (iv)   Form of Retail Sales Agreement (filed herewith)

4.  (i)    Individual Flexible Purchase Payment Deferred Variable and Fixed
           Annuity Contract (1)

    (ii)   Death Benefit Rider (1)

    (iii)  Rider-Nursing Home Waiver (1)

    (iv)   Death Benefit Endorsements (5)

    (v)    Charitable Remainder Trust Endorsement (5)

    (vi)   Form of Endorsement (Name Change) (7)

    (vii)  Merger Endorsement (4-E21-06-CA) (16)

    (viii) Fixed Account Rider 9012 (16)

5.         Application for Variable Annuity (3)

6.  (i)    Copy of Articles of Incorporation of MetLife Investors Insurance
           Company (8)

    (ii)   Copy of the By-Laws of MetLife Investors Insurance Company (8)

7.         Not Applicable

8.  (i)    Form of Fund Participation Agreement among Putnam Variable Trust,
           Putnam Mutual Funds Corp. and Cova Financial Life Insurance Company
           (4)

    (ii) Form of Fund Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Cova Financial Life Insurance Company, on behalf of itself and its Separate Accounts, and Cova Life Sales Company (4)

     (iii) Form of Participation Agreement among Russell Insurance Funds, Russell Fund Distributors, Inc. and Cova Financial Life Insurance Company (4)

     (iv) Form of Participation Agreement among Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc. and Cova Financial Life Insurance Company (5)

     (v)    Form of Fund Participation Agreement- PIMCO Variable Insurance
            Trust (6)

     (vi) Form of Fund Participation Agreement- Fidelity Variable Insurance Products Fund (7)

     (vii) Participation Agreement between Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company of California (9)

     (viii) First Amendment to Participation Agreement between Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company of California (9)

     (ix) Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, Metropolitan Life Insurance Company and MetLife Investors Insurance Company of California (7/1/04) (10)

     (x) Participation Agreement between Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company (14)

     (xi) First Amendment to Participation Agreement between Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors Insurance Company (14)

     (xii) Participation Agreement among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, Metropolitan Life Insurance Company and MetLife Investors Insurance Company (7/1/04) (15)

     (xiii) Net Worth Maintenance Agreement among MetLife, Inc. and MetLife Investors Insurance Company (effective December 31, 2002) (11)

     (xiv) Guarantee Agreement (General American Life Insurance Company) (June 1, 1995) (16)

 9.  (i)    Opinion and Consent of Counsel (to be filed by amendment)

     (ii) Opinion and Consent of Counsel (General American Life Insurance Company) (to be filed by amendment)

10.  (i)    Consent of Independent Registered Public Accounting Firm (Deloitte
            & Touche LLP) for the Depositor, Registrant and the Guarantor (to be filed by amendment)

     (ii) Consent of Independent Registered Public Accounting Firm (MetLife, Inc. Financials) (to be filed by amendment)

11.         Not Applicable

12.         Not Applicable

13.  (i)    Powers of Attorney for MetLife Investors Insurance Company (filed herewith)

     (ii) Powers of Attorney for General American Life Insurance Company as Guarantor (filed herewith)
--------
(1) Incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-34817 and 811-07060) filed on September 2, 1997.
(2) Incorporated herein by reference to Cova Variable Life Account Five, Initial Registration Statement on Form S-6 (File No. 333-37559) filed on October 9, 1997.
(3) Incorporated herein by reference to Registrant's Pre-Effective Amendment No.1 to Form N-4 (File No. 333-34817) filed on November 19, 1997.
(4) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File No. 333-34817) filed on February 11, 1998.
(5) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 (File Nos. 333-34817 and 811-07060) filed on April 30, 1999.
(6) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 7 (File Nos. 333-34817 and 811-07060) filed on May 1, 2000.
(7) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 10 (File Nos. 333-34817 and 811-07060) filed on April 26, 2001.
(8) Incorporated herein by reference to Cova Variable Annuity Account One's Initial Registration Statement on Form N-4 (File Nos. 333-34741 and 811-05200) filed on August 29, 1997.
(9) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 5 to Form N-4 (File Nos. 333-54016 and 811-07060) filed on May 1, 2003.
(10) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 on Form N-4 (File Nos. 333-54016 and 811-07060) filed on October 7, 2005.
(11) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 on Form N-4 (File Nos. 333-54016 and 811-05200) filed on April 21, 2006.
(12) Incorporated herein by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File Nos. 333-54016 and 811-07060) filed on July 19, 2004.
(13) Incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 9 to Form N-4 (File Nos. 333-50540 and 811-05200) filed on July 15, 2004.

(14) Incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 4 to Form N-4 (File Nos. 333-51950 and 811-05200) filed on April 30, 2003.
(15) Incorporated herein by reference to MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 14 to Form N-4 (File Nos. 333-50540 and 811-05200) filed on October 7, 2005.
(16) Incorporated herein by reference to MetLife Investors Variable Annuity Account Five, Initial Registration Statement on Form N-4 (File Nos. 333-138569 and 811-07060), electronically filed on November 9, 2006.
(17) Incorporated herein by reference to the Registrant's Post-Effective Amendment No. 4 on Form N-4 (File Nos. 333-34741 and 811-05200) electronically filed on April 30, 1999.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:

Name and Principal Business Address      Positions and Offices with Depositor
-----------------------------------      --------------------------------------

Michael K. Farrell                       Chairman of the Board, President,
10 Park Avenue                           Chief Executive Officer and Director
Morristown, NJ 07962

Susan A. Buffum                          Director
10 Park Avenue
Morristown, NJ 07962

James J. Reilly                          Vice President-Finance
501 Boylston Street                      (principal financial officer and
Boston, MA 02116                         principal accounting officer)

Jay S. Kaduson                           Vice President and Director
10 Park Avenue
Morristown, NY 07962

Elizabeth M. Forget                      Executive Vice President and Director
1095 Avenue of the Americas
New York, NY 10036

George Foulke                            Director
334 Madison Avenue
Covenant Station, NJ 07961

Paul A. Sylvester                        Director
10 Park Avenue
Morristown, NJ 07962

Kevin J. Paulson                         Senior Vice President
4700 Westown Parkway
Suite 200
West Des Moines, IA 50266

Richard C. Pearson                       Vice President, Associate General
5 Park Plaza                             Counsel, Secretary and Director
Suite 1900
Irvine, CA 92614

Jeffrey A. Tupper                        Assistant Vice President and Director
5 Park Plaza
Suite 1900
Irvine, CA 92614

Debora L. Buffington                     Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

Betty E. Davis                           Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Thomas G. Hogan, Jr.                     Vice President
400 Atrium Drive
Somerset, NJ 08837

Stewart M. Ashkenazy                     Vice President, Appointed Actuary
1095 Avenue of the Americas
New York, NY 10036

Jonathan L. Rosenthal                    Vice President, Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

Christopher A. Kremer                    Vice President
501 Boylston Street
Boston, MA 02116

Marian J. Zeldin                         Vice President
300 Davidson Avenue
Somerset, NJ 08873

Karen A. Johnson                         Vice President
501 Boylston Street
Boston, MA 02116

Deron J. Richens                         Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey N. Altman                        Vice President
1095 Avenue of the Americas
New York, NY 10036

Roberto Baron                            Vice President
1095 Avenue of the Americas
New York, NY 10036

Paul L. LeClair                          Vice President
501 Boylston Street
Boston, MA 02116

Gregory E. Illson                        Vice President
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg                     Vice President and Director
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Lisa S. Kuklinski                        Vice President
260 Madison Avenue
New York, NY 10016

Jeffrey P. Halperin                      Vice President
1095 Avenue of the Americas
New York, NY 10036

Eric T. Steigerwalt                      Treasurer
1095 Avenue of the Americas
New York, NY 10036

Mark S. Reilly                           Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

George Luecke                            Vice President - Annuity Finance
1095 Avenue of the Americas
New York, NY 10036

Gene L. Lunman                           Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Robert L. Staffier                       Vice President
501 Boylston Street
Boston, MA 02116

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Registrant is a separate account of MetLife Investors Insurance Company under Missouri insurance law. MetLife Investors Insurance Company is a wholly-owned direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF JUNE 30, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


      20.   MetLife NC Limited (Ireland)


      21.   MetLife Europe Services Limited (Ireland)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    MLIC Asset Holdings II LLC (DE)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 Fifth LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

            b)    ML/VCC Gilroy, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)

      20.   TLA Holdings II LLC (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of June 30, 2009, there were 45 Qualified Contract Owners and 171 Non-Qualified Contract Owners.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors' and Officers' Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

   (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance,
MetLife of CT Fund UL III for Variable Life Insurance
MetLife of CT Separate Account Eleven for Variable Annuities
Metropolitan Life Variable Annuity Separate Account II
Metropolitan Life Variable Annuity Separate Account I

Met Investors Series Trust
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Annuity Account Five
MetLife Investors Variable Life Account One
MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.

   (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the Officers and Directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL BUSINESS ADDRESS    POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------    ---------------------------------------
Michael K. Farrell                     Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                       Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                     Director
1095 Avenue of the Americas
New York, NY 10036

Paul A. Sylvester                      President, National Sales
10 Park Avenue                         Manager-Annuities & LTC
Morristown, NJ 07962

Elizabeth M. Forget                    Executive Vice President, Investment
1095 Avenue of the Americas            Fund Management & Marketing
New York, NY 10036

Paul A. LaPiana                        Executive Vice President, National
5 Park Plaza                           Sales Manager-Life
Suite 1900
Irvine, CA 92614

Richard C. Pearson                     Executive Vice President, General
5 Park Plaza                           Counsel and Secretary
Suite 1900
Irvine, CA 92614

Peter Gruppuso                         Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

John C. Kennedy                        Senior Vice President, National Sales
1095 Avenue of the Americas            Manager, Bank and Broker/Dealer
New York, NY 10036

Douglas P. Rodgers                     Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Curtis Wohlers                         Senior Vice President, National Sales
1095 Avenue of the Americas            Manager, Independent Planners and
New York, NY 10036                     Insurance Advisors

Jeffrey A. Barker                      Senior Vice President, Channel
1095 Avenue of the Americas            Head-Independent Accounts
New York, NY 10036

Andrew Aiello                          Senior Vice President, Channel
5 Park Plaza                           Head-National Accounts
Suite 1900
Irvine, CA 92614

Jay S. Kaduson                         Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt                    Treasurer
1095 Avenue of the Americas
New York, NY 10036

Debora L. Buffington                   Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                          Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paul M. Kos                            Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens                       Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant                       Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros                       Vice President
260 Madison Avenue
New York, NY 10016

   (c) Compensation From the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                       (3)
                                                 Compensation on
                                                     Events
                                      (2)        Occasioning the
                                Net Underwriting Deduction of a      (4)         (5)
            (1)                  Discounts and   Deferred Sales   Brokerage     Other
Name of Principal Underwriter     Commissions         Load       Commissions Compensation
-----------------------------   ---------------- --------------- ----------- ------------
MetLife Investors Distribution
  Company                         $85,020,359          $0            $0           $0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

       The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

           (a)  Registrant

           (b) MetLife Annuity Operations, 27000 Westown Parkway, Suite 200, West Des Moines, IA 50266

           (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA 02110

           (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

           (e) MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

           (f) Metropolitan Life Insurance Company, 18210 Crane Nest Drive, Tampa, FL 33647

           (g) Metropolitan Life Insurance Company, 501 Boylston Street, Boston, MA 02116

           (h)  Metropolitan Life Insurance Company, 200 Park Avenue, NY 10166

           (i) General American Life Insurance Company, 13045 Tesson Ferry Road, St. Louis, MO 63128 (with respect to the Guarantee Agreement only)

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

   a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

   b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

   d. MetLife Investors Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

   e. During any time there are insurance obligations outstanding and covered by the guarantee issued by General American Life Insurance Company ("Guarantee Period"), filed as an exhibit to this Registration Statement (the "Guarantee"), the Depositor hereby undertakes to provide notice to contract owners covered by the Guarantee promptly after the happening of significant events related to the Guarantee.

   These significant events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee;
(ii) a default under the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; or (iii) the insolvency of General American Life Insurance Company ("Guarantor").

   Depositor hereby undertakes during the Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited financial statements of the Guarantor in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of the Guarantor regarding such financial statements.

   During the Guarantee Period, the Depositor hereby undertakes to include in the prospectus to contract owners, an offer to supply the Statement of Additional Information which shall contain the annual audited financial statements of the Guarantor, free of charge upon a contract owner's request.

                                REPRESENTATIONS

   The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

   1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

   2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

   3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of the potential participants;

   4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Irvine, and State of California, on this 31st day of July 2009.

                                 METLIFE INVESTORS VARIABLE ANNUITY
                                 ACCOUNT ONE
                                 (Registrant)

                                 By:  METLIFE INVESTORS INSURANCE COMPANY

                                 By:  /s/ RICHARD C. PEARSON
                                      -----------------------------------
                                      Richard C. Pearson
                                      Vice President and Associate General
                                      Counsel

                                 METLIFE INVESTORS INSURANCE COMPANY
                                 (Depositor)

                                 By:  /s/ RICHARD C. PEARSON
                                      -----------------------------------
                                      Richard C. Pearson
                                      Vice President and Associate General
                                      Counsel

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 31, 2009.

/s/ Michael K. Farrell*        Chairman of the Board, President, Chief
-----------------------------  Executive Officer and Director
Michael K. Farrell

/s/ Elizabeth M. Forget *      Executive Vice President and Director
-----------------------------
Elizabeth M. Forget

/s/ Richard C. Pearson *       Vice President, Associate General Counsel,
-----------------------------  Secretary and Director
Richard C. Pearson

/s/ James J. Reilly *          Vice President-Finance (principal financial
----------------------------- officer and principal accounting officer) James J. Reilly

/s/ Jay S. Kaduson *           Vice President and Director
-----------------------------
Jay S. Kaduson

/s/ Bennett D. Kleinberg *     Vice President and Director
-----------------------------
Bennett D. Kleinberg

/s/ Jeffrey A. Tupper *        Assistant Vice President and Director
-----------------------------
Jeffrey A. Tupper

/s/ Susan A. Buffum *          Director
-----------------------------
Susan A. Buffum

/s/ George Foulke *            Director
-----------------------------
George Foulke

/s/ Paul A. Sylvester*         Director
-----------------------------
Paul A. Sylvester

                                    By:  /s/ JOHN E. CONNOLLY, JR.
                                         -----------------------------------
                                         John E. Connolly, Jr., Attorney-in-fact
                                         July 31, 2009

--------
* MetLife Investors Insurance Company. Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  SIGNATURES

As required by the Securities Act of 1933, General American Life Insurance Company has caused this Registration Statement to be signed on its behalf, in the City of St. Louis and State of Missouri, on this 31st day of July, 2009.


                               GENERAL AMERICAN LIFE INSURANCE COMPANY
                               (Guarantor)

                               By:  /s/ WILLIAM C. LANE
                                    -----------------------------------
                                    William C. Lane
                                    Vice President and Associate General Counsel

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated on July 31, 2009.

/s/ Lisa M. Weber*             Chairman of the Board, Chief Executive Officer,
-----------------------------  President and Director
Lisa M. Weber

/s/ Joseph J. Prochaska, Jr.* Executive Vice President and Chief Accounting ----------------------------- Officer
Joseph J. Prochaska, Jr.

----------------------------- Senior Vice President, Treasurer and Director Eric T. Steigerwalt

/s/ James J. Reilly *          Vice President (principal financial officer)
-----------------------------
James J. Reilly

/s/ Michael K. Farrell *       Director
-----------------------------
Michael K. Farrell

/s/ James L. Lipscomb*         Director
-----------------------------
James L. Lipscomb

/s/ William J. Mullaney *      Director
-----------------------------
William J. Mullaney

/s/ Stanley J. Talbi*          Director
-----------------------------
Stanley J. Talbi

/s/ Michael J. Vietri *        Director
-----------------------------
Michael J. Vietri

/s/ William J. Wheeler *       Director
-----------------------------
William J. Wheeler

                                    By:  /s/ JOHN E. CONNOLLY, JR.
                                         -----------------------------------
                                         John E. Connolly, Jr., Attorney-in-fact
                                         July 31, 2009

--------
* General American Life Insurance Company. Executed by John E. Connolly, Jr., Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

                               INDEX TO EXHIBITS

EX-99.3 (iv)   Form of Master Retail Sales Agreement

EX-99.13 (i)   Powers of Attorney for MetLife Investors Insurance Company

EX-99.13 (ii)  Powers of Attorney for General American Life Insurance Company